Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-55977

P R O S P E C T U S

                               4,615,400 SHARES



                              [GRAPHIC OMITTED]

                           MEDE AMERICA CORPORATION
                                 COMMON STOCK

                              ------------------

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by MEDE AMERICA Corporation ("MEDE AMERICA" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company's Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MEDE."

                              ------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS
           THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                          COMMON STOCK OFFERED HEREBY.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                           PRICE          UNDERWRITING         PROCEEDS
                             TO           DISCOUNTS AND           TO
                           PUBLIC        COMMISSIONS(1)       COMPANY(2)

Per Share .........       $13.00             $0.91              $12.09
Total(3) ..........     $60,000,200        $4,200,014         $55,800,186

================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting expenses estimated at $1,700,000, payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 692,310 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and the Proceeds to Company will be $69,000,230, $4,830,016 and $64,170,214, respectively. See "Underwriting."

                              ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered and accepted by them, and subject to their right to reject orders in whole or in part. It is expected that certificates for such shares of Common Stock will be made available for delivery at the offices of Salomon Smith Barney Inc., 333 West 34th Street, New York, New York 10001, on or about February 5, 1999.

                              ------------------
SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                                                        WILLIAM BLAIR & COMPANY


February 1, 1999

                    [DIAGRAM OF MEDE AMERICA CORPORATION'S
                       TECHNOLOGY, PRODUCTS AND SERVICES]


















                                 ------------
CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     MEDE AMERICA is a trademark of the Company. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     MEDE AMERICA is a leading provider of electronic data interchange ("EDI") products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. As of December 31, 1998, the Company processed over 900,000 transactions per business day for over 65,000 providers located in all 50 states.

     Since its formation in March 1995, the Company has expanded both through internal growth and the acquisition of six healthcare EDI processing businesses. As part of its strategy of providing an integrated suite of EDI solutions to a broad range of healthcare providers, the Company has focused on acquisitions that provide entry into new markets or expand the Company's product suite. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or restructured various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies.

     Innovations over the past decade in computer and telecommunications technologies have resulted in the development of EDI systems to electronically process and transmit information among the various participants in the healthcare industry. These systems were designed to replace the paper-based recording and transmission of information, enabling greater processing speed, reduced processing costs and more accurate data interchange. According to Health Data Directory, in 1998 over 4.4 billion electronic and paper claims were paid in all sectors of the healthcare services market. From 1994 to 1998 (estimated), the proportion of total healthcare claims that were electronically processed increased from 47% to 62%. During such period the number of claims processed electronically increased at an average rate of 14% per year. The Company expects the electronic processing of healthcare claims to continue to increase as a result of increased reliance on electronic commerce and increased emphasis on cost containment in the healthcare industry.

     The penetration of electronic processing varies significantly among the different markets within the healthcare industry. Health Data Directory estimates that in 1998 electronic processing accounted for approximately 16% of total dental claims, 40% of total physician medical claims, 84% of total hospital medical claims and 88% of total pharmacy claims. In addition to the opportunity to convert remaining paper-based claims to electronic processing, the Company believes that there is significant market potential for EDI processing in the non-claim area, including eligibility verification, remittance transactions and other data exchange transactions such as claims tracking, referrals and physician scripting. The Company believes that EDI penetration in these non-claim transaction categories is low, and as a result, the EDI transaction growth in these areas will exceed that of the EDI claims processing market.

     The Company believes that it has several competitive strengths which will enable it to capitalize on the significant growth opportunities in the healthcare EDI marketplace.

     COMPREHENSIVE SUITE OF EDI PRODUCTS AND SERVICES. The Company has followed a strategy of developing or acquiring EDI products and services that may be offered to a broad range of healthcare providers. The Company's products incorporate open architecture designs and what the Company regards as "best of breed" technology and may be purchased as modular additions to the client's existing data storage and retrieval system, or as part of a comprehensive EDI processing system. The Company believes it is well positioned to take advantage of the expected growth of EDI in areas such as eligibility, managed care transactions and physician scripting.

     BROAD AND DIVERSIFIED CLIENT BASE. The Company's client base is highly diversified, consisting of approximately 42,000 pharmacies, 8,000 dental offices, 1,100 hospitals and clinics and 14,000 physicians. The Company's broad and diversified client base provides it with transaction-based revenues that tend to be recurring and positions it to capitalize on the rapid consolidation taking place within the healthcare industry.

     DIRECT RELATIONSHIPS WITH PROVIDERS AND PAYORS. The range of MEDE AMERICA's services and the extent of its connectivity with payors provides the opportunity to achieve deeper penetration of its provider base, while at the same time offering more complete solutions to new clients. MEDE AMERICA believes that it is strongly positioned to offer reliable, one-stop shopping to providers for all their EDI needs.

     FOCUS ON CLIENT SERVICE. The Company has focused on implementing a wide range of client service and support functions including the use of automated client service tracking software, expanded client help desk and account executive support functions and extensive client feedback mechanisms. The Company believes that its high quality client service enhances the satisfaction of its clients and generates new revenue opportunities in the form of expanded transaction volume and sales of new products and services.

     LEADING TECHNOLOGY AND PRODUCT PLATFORMS. Over the past two years, MEDE AMERICA has invested significant capital in new hardware and software systems to increase its transaction processing capacity. As a result of such technology investments, MEDE AMERICA believes it is able to provide high quality service to its clients in the form of high network availability, batch transaction reliability and high rates of payor claims acceptance. Through its various processing platforms, MEDE AMERICA can provide Internet access to its clients for the transmission and receipt of EDI transactions. MEDE AMERICA also believes that its technology platform, which is operating at approximately one-third of its total capacity, provides the Company with substantial operating leverage.

     EXPERIENCED MANAGEMENT TEAM. Each member of the Company's senior management team has over 15 years of experience in the information technology and transaction processing industries and has extensive background in working with emerging companies in the information processing industry. The Company believes that the range and depth of its senior management team position it to address the evolving requirements of its clients and to manage the growth required to meet its strategic goals.

     The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services. To achieve this objective, the Company is pursuing a growth strategy comprised of the following elements: provide a comprehensive suite of EDI solutions; further penetrate its existing client base through cross-selling of emerging products and services; develop new EDI solutions to meet the evolving electronic transaction processing needs of its clients; provide multiple communications technologies for healthcare providers, including direct lines, common carrier dial-ups, commercial data networks and the Internet; continue to utilize strategic alliances with key players in the healthcare industry; and pursue strategic acquisitions in order to expand the Company's product offerings, enter new markets and capitalize on the Company's operating leverage.

     The Company's executive offices are located at 90 Merrick Avenue, Suite 501, East Meadow, New York 11554, and its telephone number is (516) 542-4500.

                                 THE OFFERING



COMMON STOCK OFFERED BY THE COMPANY..      4,615,400 shares

COMMON STOCK TO BE OUTSTANDING AFTER THE

OFFERING.............................      12,874,409 shares (1)(2)


USE OF PROCEEDS..................          To retire all outstanding
                                           subordinated  indebtedness  and
                                           accrued interest thereon, and a
                                           portion  of outstanding bank
                                           indebtedness.

NASDAQ NATIONAL MARKET SYMBOL........      MEDE


----------

(1) Reflects the Recapitalization (as defined herein).

(2) Excludes (i) 1,250,000 shares of Common Stock issuable pursuant to the Medic Warrant (as defined herein), (ii) 84,050 shares of Common Stock issuable pursuant to the 1998 Guaranty Warrants (as defined herein) and (iii) 482,823 shares of Common Stock issuable upon the exercise of stock options outstanding as of December 31, 1998 under the MEDE AMERICA Corporation and Its Subsidiaries Stock Option and Restricted Stock Purchase Plan (the "Stock Plan"), of which 233,668 were exercisable at such date. The weighted average exercise price of all outstanding stock options is $4.84 per share. See "Recent Developments" and "Management -- Employee Benefit Plans."

                              RECENT DEVELOPMENTS

     On October 30, 1998, the Company acquired all the outstanding shares of capital stock of Healthcare Interchange, Inc. ("HII"), a St. Louis, Missouri based provider of EDI transaction processing services to hospitals and physician groups in Missouri, Kansas and Illinois. Prior to the acquisition, HII was a subsidiary of RightCHOICE Managed Care, Inc. ("RightCHOICE") and General American Life Insurance Company ("General American"). The Company acquired HII for a total cash payment of approximately $11.7 million, including transaction expenses.

     The HII acquisition was financed pursuant to an amendment to the Company's Credit Agreement, dated as of December 18, 1995, as amended (the "Credit Facility") increasing the facility to $36,000,000. To induce investment funds affiliated with Welsh, Carson, Anderson & Stowe, a private investment firm ("WCAS"), and William Blair Capital Partners L.L.C. ("WBCP") to guarantee this increase, on October 7, 1998, the Company granted to such funds warrants (the "1998 Guaranty Warrants") to purchase an aggregate 84,050 shares of the Company's Common Stock, at a per share exercise price determined in the same manner as the Medic Warrant. The 1998 Guaranty Warrants are immediately exercisable and may be exercised up to five years after the date of grant.

     The Company's operating results for the three months ended December 31, 1997 and 1998 are summarized below:

     The Company's revenues for the three months ended December 31, 1998 were $13.0 million compared to $9.8 million for the three months ended December 31, 1997, representing an increase of 32%. Net loss for the three months ended December 31, 1998 was $1.1 million (or $.19 per share) compared to a net loss of $1.3 million (or $.23 per share) for the three months ended December 31, 1997, representing a decrease of 20% (or 17% on a per share basis). The Company expects that it will continue to incur net losses at least through the three months ending March 31, 1999. See "Risk Factors -- History of Operating Losses; Limited Operating History." For the three months ended December 31, 1998, EBITDA was $2.4 million, compared to $1.3 million for the three months ended December 31, 1997, representing an increase of 83%. The Company processed approximately
76.3 million transactions in the three months ended December 31, 1998 compared to approximately 54.7 million transactions processed in the corresponding period of the prior fiscal year, representing an increase of approximately 40%.

     On January 26, 1999, the Company entered into a Credit Agreement (the "New Credit Facility") with NationsBank, N.A., as Administrative Agent, NationsBanc Montgomery Securities LLC, as Syndication Agent, and the Company's subsidiaries as Guarantors. The New Credit Facility provides for a $25 million revolving credit facility that matures on January 26, 2002. The New Credit Facility is not guaranteed by any third party, but is secured by substantially all of the Company's assets including the stock of the Company's subsidiaries. The New Credit Facility contains various covenants and conditions, including those relating to Year 2000 compliance, changes in control and management and restrictions on the payment of dividends on the Common Stock. See "Dividend Policy."

     The closing of the initial lending under the New Credit Facility is anticipated to take place simultaneously with the consummation of the Offering. Such closing is subject to a number of conditions and covenants on the part of the Company. Assuming that the initial lending under the New Credit Facility takes place as scheduled, the Company intends to borrow sufficient funds under the New Credit Facility in order to repay all amounts outstanding under the existing Credit Facility. There can be no assurance that the closing of the initial lending under the New Credit Facility will take place on the terms contemplated or otherwise.

                                 RISK FACTORS

     Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                   YEAR ENDED JUNE 30,
                                            -----------------------------------------------------------------
                                                                         ACTUAL
                                            -----------------------------------------------------------------
                                                  1995             1996          1997(3)         1998(3)
                                            ---------------- ---------------- ------------- -----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
 Revenues(4) ..............................    $ 16,246         $ 31,768        $  35,279       $ 42,290
 Operating expenses:
  Operations ..............................       9,753           19,174           16,817         16,958
  Sales, marketing and client services            3,615            7,064            8,769         10,765
  Research and development ................       2,051            2,132            3,278          3,941
  General and administrative ..............       3,119            6,059            5,263          4,865
  Depreciation and amortization ...........       2,995            5,176            5,460          7,143
  Write-down of intangible assets .........       8,191 (5)        9,965 (6)           --             --
  Acquired in-process research and
    development(7) ........................          --               --            1,556             --
  Other charges(8) ........................       2,864              538            2,301             --
                                               ---------        ---------       ---------       --------
 Total operating expenses .................      32,588           50,108           43,444         43,672
                                               ---------        ---------       ---------       --------
 Income (loss) from operations ............     (16,342)         (18,340)          (8,165)        (1,382)
 Other (income) expense ...................          --              313             (893)           (12)
 Interest expense (income), net ...........         189              584            1,504          3,623
                                               ---------        ---------       ---------       --------
 Loss before provision for income
  taxes ...................................     (16,531)         (19,237)          (8,776)        (4,993)
 Provision for income taxes ...............          70               93               57             42
                                               ---------        ---------       ---------       --------
 Net loss .................................     (16,601)         (19,330)          (8,833)        (5,035)
 Preferred stock dividends ................         (27)          (2,400)          (2,400)        (2,400)
                                               ---------        ---------       ---------       --------
 Net loss applicable to common
  stockholders ............................    $(16,628)        $(21,730)       $ (11,233)      $ (7,435)
                                               =========        =========       =========       ========
 Basic and diluted net loss per com-
  mon share ...............................    $  (3.17)        $  (4.14)       $   (2.07)      $  (1.31)(9)
 Weighted average common shares
  outstanding - Basic and diluted .........       5,238            5,245            5,425          5,679



                                                                          THREE MONTHS
                                       YEAR ENDED JUNE 30,             ENDED SEPTEMBER 30,
                                       ------------------- -------------------------------------------
                                             PRO FORMA(1)             ACTUAL              PRO FORMA(2)
                                            -------------- ----------------------------- -------------
                                                1998(3)      1997(3)          1998            1998
                                            -------------- ----------- ----------------- -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:

 Revenues(4) ..............................    $ 48,880     $  9,241       $ 12,006         $13,318
 Operating expenses:
  Operations ..............................      18,882        4,285          4,793           5,272
  Sales, marketing and client services           12,376        2,385          2,930           3,208
  Research and development ................       3,984          806          1,106           1,106
  General and administrative ..............       6,027        1,061          1,263           1,511
  Depreciation and amortization ...........       8,645        1,698          1,894           2,177
  Write-down of intangible assets .........          --           --             --              --
  Acquired in-process research and
    development(7) ........................          --           --             --              --
  Other charges(8) ........................          --           --             --              --
                                               --------     --------       --------         -------
 Total operating expenses .................      49,914       10,235         11,986          13,274
                                               --------     --------       --------         -------
 Income (loss) from operations ............      (1,034)        (994)            20              44
 Other (income) expense ...................         (12)          --             --              --
 Interest expense (income), net ...........          60          655          1,089              68
                                               --------     --------       --------         -------
 Loss before provision for income
  taxes ...................................      (1,082)      (1,649)        (1,069)            (24)
 Provision for income taxes ...............          42           12             16              16
                                               --------     --------       --------         -------
 Net loss .................................      (1,124)      (1,661)        (1,085)            (40)
 Preferred stock dividends ................          --         (600)          (600)             --
                                               --------     --------       --------         -------
 Net loss applicable to common
  stockholders ............................    $ (1,124)    $ (2,261)      $ (1,685)        $   (40)
                                               ========     ========       ========         =======
 Basic and diluted net loss per com-
  mon share ...............................    $  (0.09)    $  (0.40)      $  (0.30)(9)     $    --
 Weighted average common shares
  outstanding - Basic and diluted .........      12,574        5,674          5,685          12,580


                                                          AS OF SEPTEMBER 30, 1998
                                                       -------------------------------
                                                                         PRO FORMA,
                                                          ACTUAL       AS ADJUSTED(10)
                                                       ------------   ----------------
BALANCE SHEET DATA:

 Working capital ...................................    $   2,232          $ 3,295
 Total assets ......................................       64,726           76,392
 Long-term debt, including current portion .........       42,627            2,415
 Redeemable cumulative preferred stock .............       31,823               --
 Stockholders' equity (deficit) ....................      (23,750)          60,628


                                                            YEAR ENDED JUNE 30,
                                            ----------------------------------------------------
                                                                   ACTUAL
                                            ----------------------------------------------------
                                                 1995          1996       1997(3)      1998(3)
                                            ------------- ------------- ----------- ------------
                                                (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)

OTHER DATA:

 EBITDA(11) ...............................   $ (13,347)    $ (13,164)   $  (2,705)  $    5,761
 Adjusted EBITDA(11) ......................      (2,292)       (2,052)       2,211        5,761
 Cash flows from operating activities            (3,561)       (1,653)      (4,020)      (2,500)
 Cash flows from investing activities.          (22,074)       (4,919)     (12,221)     (12,104)
 Cash flows from financing activities.           33,434           657       15,521       15,635

 Transactions processed(12)
  Pharmacy ................................          --       107,030      126,211      188,114
  Medical .................................          --        15,687       23,075       31,564
  Dental ..................................          --         6,021       12,188       14,681
                                              ---------     ---------    ---------   ----------
    Total transactions processed ..........          --       128,738      161,474      234,359
 Transactions per FTE(12)(13) .............          --           321          415          642
 Revenue per FTE(13) ......................   $      48     $      79    $      91   $      116
 Operating expenses per transac-
  tion(12) ................................          --           0.39         0.27         0.19


                                                                       THREE MONTHS
                                                                 ENDED SEPTEMBER 30, 1998
                                            -------------- ------------------------------------
                                             PRO FORMA(1)          ACTUAL          PRO FORMA(2)
                                            -------------- ---------------------- -------------
                                                1998(3)        1997       1998         1998
                                            -------------- ----------- ---------- -------------
                                                (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)

OTHER DATA:
 EBITDA(11) ...............................   $    7,611    $     704   $ 1,914     $  2,221
 Adjusted EBITDA(11) ......................        7,611          704     1,914        2,221
 Cash flows from operating activities                 --       (1,616)      447           --
 Cash flows from investing activities.                --         (519)     (869)          --
 Cash flows from financing activities.                --        2,781     1,023           --
 Transactions processed(12)

  Pharmacy ................................      191,663       38,513    53,466       53,466
  Medical .................................       46,821        7,762     8,348       12,601
  Dental ..................................       14,681        3,546     4,135        4,135
                                              ----------    ---------   -------     --------
    Total transactions processed ..........      253,165       49,821    65,949       70,202
 Transactions per FTE(12)(13) .............          633          137       174          170
 Revenue per FTE(13) ......................   $      122    $      25   $    32     $     32
 Operating expenses per transac-
  tion(12) ................................          0.20         0.21      0.18         0.19

                                                   (Footnotes on following page)

 (1) Gives effect to (i) the acquisition of Stockton in November 1997, (ii) the acquisition of HII in October 1998, (iii) the Recapitalization and (iv) the Offering, as if they had occurred on July 1, 1997.

 (2) Gives effect to (i) the acquisition of HII in October 1998, (ii) the Recapitalization and (iii) the Offering, as if they had occurred on July 1, 1997.

 (3) As restated, to adjust the write-off of acquired in-process research and development and the amortization of goodwill resulting from the acquisition of Time-Share Computer Systems, Inc. ("TCS"). See Note 13 of Notes to Consolidated Financial Statements of the Company.

 (4) During the periods presented, the Company made a series of acquisitions and divested certain non-core or unprofitable operations. Revenues attributable to these divested operations, which are included in the statement of operations data, were $1,709,000, $3,617,000, $2,252,000, $241,000 and
     $190,000 in the fiscal years ended June 30, 1995, 1996, 1997 and 1998 and the three months ended September 30, 1997, respectively.

 (5) Reflects the write-off of goodwill related to the acquisitions of Medical Processing Center, Inc. ("MPC") and Wellmark, Inc. ("Wellmark").

 (6) Reflects the write-down of costs relating to client lists and related allocable goodwill obtained in the acquisition of General Computer Corporation, subsequently renamed MEDE AMERICA Corporation of Ohio ("MEDE OHIO").

 (7) Reflects the write-off of acquired in-process research and development costs upon the consummation of the TCS acquisition.

 (8) Reflects (i) expenses of $2,864,000 relating to the spin-off of the Company by Card Establishment Services, Inc. ("CES") in the fiscal year ended June 30, 1995 and (ii) expenses recorded relating to contingent consideration paid to former owners of acquired businesses of $538,000 and $2,301,000 in the fiscal years ended June 30, 1996 and 1997, respectively.

 (9) Supplemental net loss per share, giving effect to the Recapitalization, would be $(0.63) and $(0.14) for the fiscal year ended June 30, 1998 and the three months ended September 30, 1998, respectively.

(10) Gives effect to (i) the acquisition of HII in October 1998, (ii) the Recapitalization and (iii) the Offering, as if they had occurred on September 30, 1998.

(11) EBITDA represents net income (loss) plus provision for income taxes, net interest expense, other (income) expense and depreciation and amortization. EBITDA is not a measurement in accordance with generally accepted accounting principles ("GAAP") and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings
     (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described below. The following table summarizes EBITDA and adjusted EBITDA for all periods presented:

                                                                YEAR ENDED JUNE 30,
                                                ---------------------------------------------------
                                                                      ACTUAL
                                                ---------------------------------------------------
                                                     1995           1996          1997       1998
                                                -------------- -------------- ------------ --------
                                                                  (IN THOUSANDS)
  EBITDA ......................................   $  (13,347)    $  (13,164)    $ (2,705)   $5,761
  Contingent consideration paid to former
    owners of acquired businesses .............           --            538        2,301        --
  Write-down of intangible assets .............        8,191          9,965           --        --
  Acquired in-process research and
    development ...............................           --             --        1,556        --
  Expenses related to the CES spin-off ........        2,864             --           --        --
  Contract and legal settlement provisions                --            609        1,059        --
                                                  ----------     ----------     --------    ------
  Adjusted EBITDA .............................   $   (2,292)    $   (2,052)    $  2,211    $5,761
                                                  ==========     ==========     ========    ======
                                                YEAR ENDED           THREE MONTHS
                                                  JUNE 30,       ENDED SEPTEMBER 30,
                                                ----------- ------------------------------
                                                 PRO FORMA        ACTUAL         PRO FORMA
                                                ----------- ------------------- ----------
                                                    1998      1997      1998       1998
                                                ----------- -------- ---------- ----------
                                                              (IN THOUSANDS)
  EBITDA ......................................    $7,611    $ 704    $ 1,914    $ 2,221
  Contingent consideration paid to former
    owners of acquired businesses .............        --       --         --         --
  Write-down of intangible assets .............        --       --         --         --
  Acquired in-process research and
    development ...............................        --       --         --         --
  Expenses related to the CES spin-off ........        --       --         --         --
  Contract and legal settlement provisions             --       --         --         --
                                                   ------    -----    -------    -------
  Adjusted EBITDA .............................    $7,611    $ 704    $ 1,914    $ 2,221
                                                   ======    =====    =======    =======

(12) Transaction volumes are not available for the fiscal year ended June 30, 1995.

(13) Full-time equivalents ("FTE") represents the number of full-time employees and part-time equivalents of full-time employees as of the end of the period shown.

                        QUARTERLY FINANCIAL INFORMATION

     The following table summarizes certain quarterly financial information for all periods presented:

                                              THREE MONTHS ENDED
                               ------------------------------------------------
                                 9/30/96    12/31/96   3/31/97(1)   6/30/97(1)
                               ----------- ---------- ------------ ------------
                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
 Revenues ....................  $  8,179    $  7,831   $   8,954    $  10,315
 Income (loss) from oper-
  ations .....................    (1,301)     (1,108)     (2,784)      (2,972)
 Net loss ....................    (1,465)     (1,324)     (2,341)      (3,703)
OTHER DATA:
 EBITDA(2) ...................  $   (199)   $    (64)  $  (1,361)   $  (1,081)
 Contingent consideration
  paid to former
  owners of acquired
  businesses .................       330         330         330        1,311
 Acquired in-process re-
  search and
  development ................        --          --       1,556           --
 Contract and legal settle-
  ment provisions ............        --          --          --        1,059
                                --------    --------   ---------    ---------
 Adjusted EBITDA(1) ..........  $    131    $    266   $     525    $   1,289
                                ========    ========   =========    =========
                               THREE MONTHS ENDED
                               ---------------------------------------------------------------
                                9/30/97(1)   12/31/97(1)   3/31/98(1)   6/30/98(1)    9/30/98
                               ------------ ------------- ------------ ------------ ----------
                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
 Revenues ....................   $  9,241     $  9,849      $ 11,099     $ 12,101    $ 12,006
 Income (loss) from oper-
  ations .....................       (994)        (389)         (123)         124          20
 Net loss ....................     (1,661)      (1,316)       (1,049)      (1,009)     (1,085)
OTHER DATA:
 EBITDA(2) ...................   $    704     $  1,309      $  1,729     $  2,019    $  1,914
 Contingent consideration
  paid to former
  owners of acquired
  businesses .................         --           --            --           --          --
 Acquired in-process re-
  search and
  development ................         --           --            --           --          --
 Contract and legal settle-
  ment provisions ............         --           --            --           --          --
                                 --------     --------      --------     --------    --------
 Adjusted EBITDA(1) ..........   $    704     $  1,309      $  1,729     $  2,019    $  1,914
                                 ========     ========      ========     ========    ========

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

-----------
(1) As restated, to adjust the write-off of acquired in-process research and development and the amortization of goodwill resulting from the TCS acquisition. See Note 13 of Notes to Consolidated Financial Statements of the Company.

(2) EBITDA  represents  net  income  (loss) plus provision for income taxes, net
    interest   expense,   other   (income)   expense   and   depreciation   and
    amortization. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to
    EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described above.

-----------

     Except as otherwise noted herein, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of the Medic Warrant (as defined herein) or the 1998 Guaranty Warrants and (iii) has been adjusted to give effect to a one-for-4.5823 reverse stock split of all outstanding Common Stock (the "Reverse Stock Split"). The Company's Preferred Stock, $.01 par value ("Preferred Stock"), provides for conversion of the aggregate liquidation value of the Preferred Stock, including accrued but unpaid dividends, into Common Stock at the initial public offering price of $13.00 per share. However, cash realized by the Company upon any exercise of the Underwriters' over-allotment option would be applied to the payment of accrued dividends on the Preferred Stock and the remainder of such accrued dividends would convert into Common Stock. Based on an aggregate liquidation preference of the Preferred Stock of $32,640,590 (including $8,644,990 of accrued dividends) as of February 1, 1999, 2,510,763 shares of Common Stock would be so issuable as of such date. In addition, concurrently with the consummation of the Offering, an additional 63,398 shares of Common Stock will be issued upon the exercise of certain outstanding Common Stock purchase warrants. The Medic Warrant and the 1998 Guaranty Warrants, all having an exercise price equal to the price to the public in the Offering, will remain outstanding after the Offering. Such conversion of the Preferred Stock, and exercise of warrants to purchase 63,398 shares of Common Stock (on a "net exercise" basis), are referred to herein as the "Recapitalization." See "Capitalization," "Description of Common Stock," "Principal Stockholders" and "Underwriting."

                                 RISK FACTORS

     In addition to other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors and the matters set forth in this Prospectus generally.

HISTORY OF OPERATING LOSSES; LIMITED OPERATING HISTORY

     The Company has experienced substantial net losses, including net losses of $16.6 million, $19.3 million, $8.8 million, $5.0 million and $1.1 million for the fiscal years ended June 30, 1995, 1996, 1997 and 1998 and the three months ended September 30, 1998, respectively. The Company had an accumulated deficit of approximately $51.3 million as of September 30, 1998. In connection with its acquisitions completed to date, the Company has incurred significant acquisition-related charges and will record significant amortization expense related to goodwill and other intangible assets in future periods. There can be no assurance that the Company will be able to achieve or sustain revenue growth or profitability on a quarterly or annual basis. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's operating history is limited. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited operating histories, particularly companies in new and rapidly evolving markets such as EDI and transaction processing. Such risks include, but are not limited to, an evolving and unpredictable business model and the difficulties inherent in the management of growth. To address these risks, the Company must, among other things, maintain and increase its client base, implement and successfully execute its business and marketing strategies, continue to develop and upgrade its technology and transaction-processing systems, provide superior client service, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks or in achieving profitability, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION STRATEGY; NEED FOR ADDITIONAL CAPITAL

     The Company's strategy includes acquisitions of healthcare EDI businesses that complement or supplement the Company's business. The success of such a strategy will depend on many factors, including the Company's ability to identify suitable acquisition candidates, the purchase price and the availability and terms of financing. Significant competition for acquisition opportunities exists in the healthcare EDI industry, which may significantly increase the costs of and decrease the opportunities for acquisitions. Although the Company is actively pursuing possible acquisitions, there can be no assurance that any acquisition will be consummated. No assurances can be given that the Company will be able to operate any acquired businesses profitably or otherwise successfully implement its expansion strategy. The Company may finance future acquisitions through borrowings or the issuance of debt or equity securities. Any borrowings would increase the Company's interest expense and any issuance of equity securities could have a dilutive effect on the holders of Common Stock. The Company will not be able to account for acquisitions under the "pooling of interests" method for at least two years following the Offering. Accordingly, such future acquisitions may result in significant goodwill and a corresponding increase in the amount of amortization expense and could also result in write-downs of purchased assets, all of which could adversely affect the Company's operating results in future periods.

     The Credit Facility is scheduled to terminate on October 29, 1999. Although the Company has entered into the New Credit Facility to provide up to $25 million in financing for working capital and other uses beyond such date, the obligations of the lenders to close the initial funding under the New Credit Facility are subject to a number of conditions and there can be no assurance that such financing will be made available. Accordingly, there can be no assurance that the Company will be able to obtain financing on terms favorable to the Company and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

INTEGRATION OF ACQUIRED BUSINESSES

     The success of the Company's acquisition strategy also depends to a large degree on the Company's ability to effectively integrate the acquired products and services, facilities, technologies, personnel and operations into the Company. The process of integration often requires substantial management attention and other corporate resources, and the Company may not be able to accurately predict the resources that will be needed to integrate acquired operations. There can be no assurance that the Company will be able to effectively integrate any or all acquired companies or operations. Any failure to do so could result in operating inefficiencies, redundancies, management distraction or technological difficulties (among other possible adverse consequences), any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES

     The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced services. The Company's success will depend upon its ability to enhance its existing services, to introduce new products and services on a timely and cost-effective basis to meet evolving client requirements, to achieve market acceptance for new products or services and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that other companies will not develop competitive products or services, or that any such competitive products or services will not have an adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CONNECTIONS TO PAYORS

     The Company's business is enhanced by the substantial number of payors (such as insurance companies, Medicare and Medicaid agencies and Blue Cross/Blue Shield organizations) to which the Company has electronic connections. These connections may either be made directly or through a clearinghouse or other intermediary. The Company has attempted to enter into suitable contractual relationships to ensure long term payor connectivity; however, there can be no assurance that the Company will be able to maintain its links with all payors with whom it currently has connections. In addition, there can be no assurance that the Company will be able to develop new connections (either directly or through clearinghouses) on satisfactory terms, if at all. Lastly, certain third-party payors provide EDI systems directly to healthcare providers, bypassing third-party processors such as the Company. The failure to maintain its existing connections with payors and clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between providers and payors, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEVELOPMENT OF EDI PROCESSING IN THE HEALTHCARE INDUSTRY

     The Company's strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payors increasingly will use EDI processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of EDI processing in this market. There can be no assurance that continued conversion from paper-based transaction processing to EDI processing in the healthcare industry will occur or that, to the extent it does occur, healthcare providers and payors will use independent processors such as the Company. Furthermore, if EDI processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among transaction processors will focus increasingly on pricing. If competition causes the Company to reduce its pricing in order to retain market share, the Company may suffer a material adverse change in its business, financial condition and results of operations.

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including: integration of acquired businesses; seasonal variability of demand for healthcare services generally; the number, timing and significance of announcements and releases of product enhancements and new products by the Company and its competitors; the timing and significance of announcements concerning the Company's present or prospective strategic alliances; the loss of clients due to consolidation in the healthcare industry; legislation or changes in government policies or regulations relating to healthcare EDI processing; delays in product installation requested by clients; the length of the sales cycle or the timing of sales; client budgeting cycles and changes in client budgets; marketing and sales promotional activities; software defects and other quality factors; and general economic conditions.

     The Company's operating expense levels, which will increase with the addition of acquired businesses, are relatively fixed. If revenues are below expectations, net income is likely to be disproportionately adversely affected. Further, in some future quarters the Company's revenues or operating results may be below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially adversely affected. See "Summary -- Quarterly Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

PROPOSED HEALTHCARE DATA CONFIDENTIALITY LEGISLATION

     Legislation that imposes restrictions on third-party processors' ability to analyze certain patient data without specific patient consent has been introduced in the U.S. Congress. Although the Company does not currently access or analyze individually identifiable patient information, such legislation, if adopted, could adversely affect the ability of third-party processors to transmit information such as treatment and clinical data, and could adversely affect the Company's ability to expand into related areas of the EDI healthcare market. In addition, the Health Insurance Portability and Accountability Act, passed in 1997, mandates the establishment of federal standards for the confidentiality, format and transmission of patient data, as well as recordkeeping and data security obligations. It is possible that the standards so developed will necessitate changes to the Company's operations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The Company faces significant competition from healthcare and non-healthcare EDI processing companies. The Company also faces potential competition from other companies, such as vendors of provider information management systems, which have added or may add their own proprietary EDI processing systems to existing or future products and services. Competition may be experienced in the form of pressure to reduce per transaction prices or eliminate per transaction pricing altogether. If EDI processing becomes the standard for claims and information processing, a number of larger and better capitalized entities may elect to enter the industry and further increase competitive pricing pressures. Many of the Company's existing and potential competitors are larger and have significantly greater financial, marketing, technological and other resources than the Company. There can be no assurance that increased competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RISK OF INTERRUPTION OF DATA PROCESSING

     The Company currently processes its data through its facilities in Twinsburg, Ohio, Mitchel Field, New York, and Atlanta, Georgia. The Twinsburg and Mitchel Field sites are designed to be redundant. Additionally, the Company transmits data through a number of different telecommunications networks, using a variety of different technologies. However, the occurrence of an event that overcomes the data processing and transmission redundancies then in place could lead to service interruptions and could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies (including the Company) will need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. Although the Company currently offers software products that are designed or have been modified to comply with the Year 2000 requirements, the Company has identified certain products and services which it believes are not Year 2000 compliant. While the Company has plans to address such problems, there can be no assurance that the costs of bringing these systems into compliance will not be significantly greater than expected, that compliance will be achieved in a timely manner, or that providers and payors will bring their systems into Year 2000 compliance in a timely manner. The failure to achieve Year 2000 compliance in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Year 2000 Compliance."

     In October 1998 the Company acquired HII. HII's EDI products and services fall into three categories: physician claims processing, hospital claims processing and claims data transmission (extraction and transmission of claims data to a third party data analyst). Based on its review at the time of the acquisition, the Company determined that none of these products is Year 2000 compliant. Prior to the HII acquisition, certain employees and officers of HII made express and implied representations to a number of HII's clients that HII's systems would be Year 2000 compliant by January 1, 1999. While the Company is actively engaged in a remediation program to provide HII's clients with Year 2000 compliant products and services, it is likely that such remediation program will not be completed prior to mid-1999. Consequently, certain of HII's clients may elect to terminate their relationships with HII. The Company expects that the remediation program will be completed by the end of 1999.

     The New Credit Facility contains a covenant on the part of the Company to cause its products to be Year 2000 compliant by September 30, 1999. Failure to achieve such compliance on a timely basis would create a default under the New Credit Facility. Based on its assessment and remediation program to date, the Company believes that Year 2000 compliance issues will not have a material adverse effect on its business, financial condition or prospects and will not, therefore, result in a default under the Year 2000 compliance covenant in the New Credit Facility. However, due to the uncertainties that are inherent in addressing the Year 2000 problem, which uncertainties are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance," there can be no assurance that the Company will not experience unforeseen Year 2000 problems, which problems could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's performance depends in significant part on the continued service of its executive officers, its product managers and key sales, marketing and development personnel. The Company considers its key management personnel to be Thomas P. Staudt, President and Chief Executive Officer, William M. McManus, Linda K. Ryan and Roger L. Primeau, in charge of the pharmacy, medical and
dental  operations,   respectively,   James  T.  Stinton,  the  Company's  Chief
Information Officer, and Richard P. Bankosky, the Company's Chief Financial Officer. No single individual is considered by the Company to be critical to the Company's success. The Company does not maintain employment agreements with these officers or other employees (with limited exceptions) and the failure to retain the services of such persons could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY AND CONSOLIDATION IN THE HEALTHCARE INDUSTRY

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. Federal and state legislatures periodically consider programs to modify or amend the United States healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate.
Healthcare industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including investments in the Company's products and services. In addition, many healthcare providers are consolidating to create larger healthcare delivery organizations. This consolidation reduces the number of potential clients for the Company's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for the Company's services. Other healthcare information companies, such as billing services and practice management vendors, which currently utilize the Company's services, could develop or acquire transaction processing and networking capabilities and may cease utilizing the Company's services in the future. The impact of these developments in the healthcare industry is difficult to predict and could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that the current trend toward consolidation in the industry continues, MEDE AMERICA may find it more difficult to obtain access to payors, information providers and practice management software vendors on whom its ability to deliver services and enroll new clients now depends. Loss of access to these industry participants could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON INTELLECTUAL PROPERTY; RISK OF INFRINGEMENT

     The Company's ability to compete effectively depends to a significant extent on its ability to protect its proprietary information. The Company relies on a combination of statutory and common law copyright, trademark and trade secret laws, client licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. The Company does not include in its software any mechanisms to prevent or inhibit unauthorized use, but generally enters into confidentiality agreements with its consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. The Company has not filed any patent applications with respect to its intellectual property. It is the Company's policy to defend its intellectual property; however, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     The Company is also subject to the risk of alleged infringement by it of intellectual property rights of others. Although the Company is not currently aware of any pending or threatened infringement claims with respect to the Company's current or future products, there can be no assurance that third parties will not assert such claims. Any such claims could require the Company to enter into license arrangements or could result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing software and services to the healthcare industry increases and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

RISK OF PRODUCT DEFECTS

     Products such as those offered by the Company may contain errors or experience failures, especially when initially introduced or when new versions are released. While the Company conducts extensive testing to address these errors and failures, there can be no assurance that errors or performance failures will not occur in products under development or in enhancements to current products. Any such errors or failures could result in loss of revenues and clients, delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. To date, the Company has not experienced any material product defects.

CONTROL BY EXISTING STOCKHOLDERS

     After the Offering, 46.2% of the Common Stock will be owned by investment funds affiliated with WCAS and 7.4% will be owned by investment funds affiliated with WBCP. See "Principal Shareholders" and "Description of Capital Stock -- Recapitalization." As a result of this concentration of ownership, these shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control of the Company. The Company's Board of Directors currently includes Thomas E. McInerney and Anthony J. de Nicola, designees of WCAS, and Timothy M. Murray, a designee of WBCP. The funds affiliated with WCAS may be deemed to be controlled by their respective general partners, the general partners of each of which include some or all of the following individuals: Thomas E. McInerney and Anthony J. de Nicola, directors of the Company, Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Richard
H. Stowe, Andrew M. Paul, Robert A. Minicucci, Paul B. Queally and Laura M. VanBuren. The funds affiliated with WBCP may be deemed to be controlled by their respective general partners, the general partners of which include William Blair & Company L.L.C. and certain of its employees, including Timothy
E. Murray, a director of the Company.

NO PUBLIC MARKET FOR THE COMMON STOCK; PRICE AND MARKET VOLATILITY

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the securities of technology companies, which have often been unrelated to the operating performance of individual companies. Announcements of technological innovations or new and enhanced commercial products by the Company or its competitors, market conditions in the industry, developments or disputes concerning proprietary rights, changes in earnings, economic and other external factors, political and other developments and period-to-period fluctuations in financial results of the Company may have a significant impact on the market price and marketability of the Company's Common Stock. Fluctuations in the trading price of the Common Stock may also adversely affect the liquidity of the trading market for the Common Stock.

POTENTIAL ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Amended and Restated Certificate of Incorporation and the Company's Bylaws could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Laws and Certain Charter and Bylaw Provisions; Anti-Takeover Measures."

SHARES  ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE

     Sales of Common Stock (including Common Stock issued upon the exercise of outstanding stock options) in the public market after this Offering could materially adversely affect the market price of the Common Stock. Upon the completion of this Offering and giving effect to the Recapitalization, the Company will have 12,874,409 shares of Common Stock outstanding, assuming no exercise of stock options and no exercise of the Underwriters' over-allotment option. Of these outstanding shares of Common Stock, the 4,615,400 shares sold in this Offering will be freely tradeable, without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 8,259,009 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be resold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act. All officers, directors and certain holders of Common Stock beneficially owning, in the aggregate, approximately 8,066,277 shares of Common Stock and options to purchase 482,823 shares of Common Stock, have agreed, pursuant to certain lock-up agreements, that they will not sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options to purchase Common Stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Smith Barney Inc. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. The Company is unable to predict the effect that sales may have on the then prevailing market price of the Common Stock. See "Management -- Employee Benefit Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

     Prospective investors should be aware that current holders of the Company's Common Stock and Preferred Stock will benefit from the Offering. Approximately $25.2 million of the net proceeds of the Offering will be used to prepay all then outstanding principal and accrued interest on a Senior Subordinated Note (as herein defined) held by WCAS Capital Partners II, L.P., one of the Company's principal stockholders. In addition, approximately $28.9 million of the net proceeds will be used to reduce outstanding indebtedness and accrued interest under the Credit Facility. If the Underwriters' overallotment option is exercised, the cash realized by the Company therefrom will be applied to the payment of accrued dividends on the Preferred Stock (which amounted to $8,644,990 as of February 1, 1999) and the remainder of such accrued dividends would convert into Common Stock. The Company has entered into a New Credit Facility, which is not guaranteed by a third party. The existing Credit Facility is guaranteed by the Company's four principal stockholders. See "Use of Proceeds" and "Certain Transactions."

     After the Offering, all existing stockholders will benefit from certain changes including the creation of a public market for the Company's Common Stock. Moreover, the current shareholders will realize an immediate increase in market and tangible book value. The aggregate unrealized gain to current stockholders of the Company, based on the difference between the initial public offering price of the Common Stock and the acquisition cost of their equity, will be $78.2 million. See "Dilution."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock in the Offering will incur immediate and substantial dilution in the net tangible book value per share of Common Stock in the amount of $11.38 per share. To the extent that outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

ABSENCE OF DIVIDENDS

     No dividends have been paid on the Common Stock to date and the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The Credit Facility and the New Credit Facility prohibit the Company from paying dividends on the Common Stock. See "Dividend Policy."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain statements that are "forward-looking statements," which include, among other things, the discussions of the Company's business strategy and expectations concerning developments in the healthcare EDI industry, the Company's market position, future operations, transaction growth, margins and profitability, and liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that such forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                  THE COMPANY

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. As of December 31, 1998, the Company processed over 900,000 transactions per day for over 65,000 providers located in all 50 states. The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of Card Establishment Services, Inc. ("CES"), in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., Medical Processing Center, Inc. ("MPC") and Wellmark, Inc. ("Wellmark"), which comprised the heathcare services business of CES, historically provided EDI services to hospitals and physicians. After the spin-off, the Company made several strategic acquisitions to strengthen its core hospital/medical business and to expand into the pharmaceutical and dental markets. In March 1995, the Company acquired General Computer Corporation, subsequently renamed MEDE AMERICA Corporation of Ohio (referred to herein as "MEDE OHIO"), a developer of EDI systems and services for the pharmaceutical industry, and in June 1995 the Company acquired Latpon Health Systems, Incorporated ("Latpon"), a developer of proprietary EDI claims processing software for hospitals and physicians. These acquisitions were followed by acquisitions of Electronic Claims and Funding, Inc. ("EC&F"), and Premier Dental Systems, Corp. ("Premier"), in October 1995. These companies were engaged in the EDI and management software businesses in the dental market. The Company enhanced its presence in the pharmacy market by acquiring Time-Share Computer Systems, Inc. ("TCS"), in February 1997 and The Stockton Group, Inc. ("Stockton") in November 1997. Healthcare Interchange, Inc. ("HII"), a provider of transaction processing services to hospitals and physician groups, was acquired in October 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     The Company's executive offices are located at 90 Merrick Avenue, Suite 501, East Meadow, New York 11554, and its telephone number is (516) 542-4500.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $54.1 million ($62.5 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated offering fees and expenses payable by the Company. The Company intends to use the net proceeds from the Offering as follows: (i) approximately $25.2 million to prepay all then outstanding principal and accrued interest on its outstanding 10% Senior Subordinated Note due February 14, 2002 (the "Senior Subordinated Note") and (ii) the balance (approximately $28.9 million) to reduce the outstanding indebtedness and accrued interest under the Credit Facility. Cash realized by the Company upon any exercise of the Underwriters' over-allotment option would be applied to the payment of accrued dividends on the Preferred Stock and the remainder of such accrued dividends would convert into Common Stock. As of February 1, 1999, such accrued dividends totaled $8,644,990. See "Certain Transactions." Pending application to the foregoing uses, such proceeds will be invested in short-term, investment-grade, interest-bearing obligations.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Credit Facility and the New Credit Facility prohibit the payment of dividends on the Common Stock. The Company currently intends to retain any earnings to fund future growth and the operation of its business. See "Risk Factors -- Absence of Dividends."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998 on an actual basis and pro forma, as adjusted to reflect (i) the acquisition of HII in October 1998, (ii) the Recapitalization and (iii) the issuance and sale by the Company of 4,615,400 shares of Common Stock offered hereby, after deducting the estimated offering fees and expenses payable by the Company, and the application of the net proceeds thereof as described under "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the "Unaudited Pro Forma Consolidated Financial Information" appearing elsewhere in this Prospectus.


                                                     AS OF SEPTEMBER 30, 1998
                                                  -----------------------------
                                                                   PRO FORMA,
                                                     ACTUAL      AS ADJUSTED(1)
                                                  -----------   ---------------
                                 (IN THOUSANDS)

Long-term debt (including current portion)

 Senior Subordinated Note .....................    $  23,455       $      --
 Credit Facility ..............................       17,950           1,193
 Other debt ...................................        1,222           1,222
                                                   ---------       ---------
   Total long-term debt .......................       42,627           2,415
                                                   ---------       ---------
Redeemable cumulative preferred stock .........       31,823              --
                                                   ---------       ---------
Stockholders' (deficit) equity
 Common Stock(2) ..............................           57             129
 Additional paid-in capital ...................       27,521         113,372
 Accumulated deficit ..........................      (51,328)        (52,873)
                                                   ---------       ---------
 Total stockholders' (deficit) equity .........      (23,750)         60,628
                                                   ---------       ---------
 Total capitalization .........................    $  50,700       $  63,043
                                                   =========       =========

----------

(1) As adjusted to reflect (i) additional borrowings of $11.7 million in connection with the acquisition of HII in October 1998, (ii) the Recapitalization and (iii) the sale of 4,615,400 shares of Common Stock offered by the Company hereby and the anticipated application of the estimated net proceeds therefrom.

(2) Excludes (i) 1,250,000 shares of Common Stock issuable pursuant to the Medic Warrant, (ii) 84,050 shares of Common Stock issuable pursuant to the 1998 Guaranty Warrants and (iii) 482,823 shares of Common Stock reserved for issuance upon exercise of stock options outstanding under the Stock Plan as of December 31, 1998, at a weighted average exercise price of $4.84 per share, of which 233,668 were exercisable at such date. See "Prospectus Summary -- Recent Developments" and "Management-Employee Benefit Plans." Includes 63,398 shares of Common Stock issuable upon exercise of Common Stock purchase warrants as contemplated by the Recapitalization. See "Description of Capital Stock."

                                   DILUTION

     The pro forma deficit in net tangible book value of the Company as of September 30, 1998, after giving effect to the Recapitalization, was approximately $(31.8) million or $(3.88) per share of Common Stock. Pro forma net deficit in tangible book value per share is determined by dividing the net tangible deficit in book value of the Company (pro forma tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in such pro forma net tangible book value after September 30, 1998, other than to give effect to (i) the sale of 4,615,400 shares of Common Stock by the Company in this Offering after deducting the estimated fees and offering expenses, (ii) the application of the estimated net proceeds therefrom and (iii) the Recapitalization, the pro forma net tangible book value of the Company as of September 30, 1998 would have been approximately $20.8 million or $1.62 per share. This represents an immediate increase in pro forma net tangible book value of $5.50 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.38 per share to new investors. The following table illustrates this dilution on a per share basis.

   Initial public offering price per share ..............................               $ 13.00
     Pro forma net tangible book value per share before this Offering(1).  $(3.88)
     Increase per share attributable to new investors ...................    5.50
                                                                           ------
   Pro forma net tangible book value per share after this Offering ......                 1.62
                                                                                        -------
   Dilution per share to new investors(2) ...............................               $ 11.38
                                                                                        =======

----------
(1) Pro forma net tangible book value per share of Common Stock is determined by dividing the Company's pro forma deficit in net tangible book value at September 30, 1998 of $(31.8) million, by the pro forma number of shares of Common Stock outstanding, in each case after giving effect to the Recapitalization.

(2) Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this Offering from the initial public offering price per share.

     The following table sets forth, on a pro forma basis as of September 30, 1998, after giving effect to the Recapitalization, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders (excluding the fair value of companies contributed in the March 1995 spin-off from CES) and to be paid by new investors, before deducting estimated fees and expenses payable by the
Company:

                                      SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                  ------------------------   --------------------------      PRICE
                                     NUMBER       PERCENT        AMOUNT        PERCENT     PER SHARE
                                  ------------   ---------   --------------   ---------   ----------
Existing stockholders .........    8,195,802      64.0%      $28,349,000       32.1%      $ 3.46
New investors .................    4,615,400      36.0        60,000,200       67.9       13.00
                                   ---------     -----       -----------      -----
Total .........................   12,811,202     100.0%      $88,349,200      100.0%
                                  ==========     =====       ===========      =====

     The foregoing tables assume no exercise of any outstanding stock options to purchase Common Stock. At September 30, 1998 there were 482,823 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's Stock Plans, of which 221,890 were currently exercisable. Such options have a weighted average exercise price of $4.84 per share. To the extent such options are exercised, there will be further dilution to the new investors. See "Capitalization," "Management -- Employee Benefit Plans" and "Description of Capital Stock."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information has been prepared by the Company's management from the historical Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma consolidated statements of operations for the year ended June 30, 1998 and the three months ended September 30, 1998 include adjustments that give effect to (i) the acquisition of Stockton in November 1997, (ii) the acquisition of HII in October 1998, (iii) the Recapitalization and (iv) the Offering, as if they had occurred as of July 1, 1997. The unaudited pro forma consolidated balance sheet as of September 30, 1998 gives effect to (i) the acquisition of HII in October 1998, (ii) the Recapitalization and (iii) the Offering, as if they had occurred on such date.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of the Company, Stockton and HII and the respective notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein. The unaudited pro forma consolidated financial information is provided for information purposes only and does not purport to be indicative of the results which would have been obtained had the acquisitions of Stockton and HII, the Recapitalization and the Offering been completed on the dates indicated or which may be expected to occur in the future.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                       FOR THE YEAR ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          ACTUAL                   ADJUSTMENTS
                                            -----------------------------------  RELATING TO THE
                                             COMPANY(1)   STOCKTON(2)   HII(3)     ACQUISITIONS
                                            ------------ ------------- -------- -----------------
Revenues ..................................  $  42,290       $1,646     $4,944      $     --
Operating expenses:
 Operations ...............................     16,958          216      1,679            29 (4)
 Sales, marketing and client services......     10,765          298      1,313            --
 Research and development .................      3,941           43         --            --
 General and administrative ...............      4,865          161      1,001            --
 Depreciation and amortization ............      7,143           54        200         1,270 (5)
                                                                                         (22)(6)
                                                                                    --------
Total operating expenses ..................     43,672          772      4,193         1,277
                                             ---------       ------     ------      --------
Income (loss) from operations .............     (1,382)         874        751        (1,277)
Other (income) expense ....................        (12)          --         --            --
Interest expense (income), net ............      3,623           27        190           791 (7)
                                             ---------       ------     ------      --------
Income (loss) before provision for
 income taxes (Income from continu-
 ing operations as it relates to HII) .....     (4,993)         847        561        (2,068)
Provision for income taxes ................         42           --         --            --
                                             ---------       ------     ------      --------
Net income (loss) (Income from con-
 tinuing operations as it relates to
 HII) .....................................     (5,035)         847     $  561        (2,068)
                                                                        ======
Preferred stock dividends .................     (2,400)          --                       --
                                             ---------       ------                 --------
Net income (loss) applicable to
 common stockholders ......................  $  (7,435)      $  847                 $ (2,068)
                                             =========       ======                 ========
Basic and diluted net loss per common
 share ....................................  $   (1.31)
Weighted average common shares
 outstanding - Basic and diluted ..........      5,679           --

                                                ADJUSTMENTS
                                              RELATING TO THE                     OFFERING      PRO FORMA,
                                             RECAPITALIZATION    PRO FORMA      ADJUSTMENTS     AS ADJUSTED
                                            ------------------ ------------- ----------------- ------------
Revenues ..................................    $       --        $  48,880     $       --       $  48,880
Operating expenses:
 Operations ...............................            --           18,882             --          18,882
 Sales, marketing and client services......            --           12,376             --          12,376
 Research and development .................            --            3,984             --           3,984
 General and administrative ...............            --            6,027             --           6,027
 Depreciation and amortization ............            --            8,645             --           8,645
                                                       --
                                               ----------
Total operating expenses ..................            --           49,914             --          49,914
                                               ----------        ---------     ----------       ---------
Income (loss) from operations .............            --           (1,034)            --          (1,034)
Other (income) expense ....................            --              (12)            --             (12)
Interest expense (income), net ............            --            4,631         (4,571)(8)          60
                                               ----------        ---------     ----------       ---------
Income (loss) before provision for
 income taxes (Income from continu-
 ing operations as it relates to HII) .....            --           (5,653)         4,571          (1,082)
Provision for income taxes ................            --               42             --              42
                                               ----------        ---------     ----------       ---------
Net income (loss) (Income from con-
 tinuing operations as it relates to
 HII) .....................................            --           (5,695)         4,571 (9)      (1,124)
Preferred stock dividends .................         2,400 (10)          --             --              --
                                               ----------        ---------     ----------       ---------
Net income (loss) applicable to
 common stockholders ......................    $    2,400        $  (5,695)    $    4,571       $  (1,124)
                                               ==========        =========     ==========       =========
Basic and diluted net loss per common
 share ....................................                                                     $   (0.09)
Weighted average common shares
 outstanding - Basic and diluted ..........         2,280 (11)       7,959          4,615 (12)     12,574

                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                   ACTUAL             ADJUSTMENTS
                                            ----------------------- RELATING TO THE
                                              COMPANY     HII(13)   HII ACQUISITION
                                           ------------- --------- -----------------
Revenues .................................   $  12,006    $1,312       $   --
Operating expenses:
 Operations ..............................       4,793       479           --
 Sales, marketing and client services.....       2,930       278           --
 Research and development ................       1,106        --           --
 General and administrative ..............       1,263       248           --
 Depreciation and amortization ...........       1,894        44          239 (5)
                                             ---------    ------       ------
Total operating expenses .................      11,986     1,049          239
                                             ---------    ------       ------
Income (loss) from operations ............          20       263         (239)
Other (income) expense ...................          --        --           --
Interest expense (income), net ...........       1,089        64          120 (7)
                                             ---------    ------       ------
Income (loss) before provision for
 income taxes ............................      (1,069)      199         (359)
Provision for income taxes ...............          16        --           --
                                             ---------    ------       ------
Net income (loss) ........................      (1,085)      199         (359)
Preferred stock dividends ................        (600)      (23)          23 (14)
                                             ---------    ------       ------
Net income (loss) applicable to
 common stockholders .....................   $  (1,685)   $  176       $ (336)
                                             =========    ======       ======
Basic and diluted net loss per common
 share ...................................   $   (0.30)
Weighted average common shares
 outstanding - Basic and diluted .........       5,685        --

                                               ADJUSTMENTS
                                             RELATING TO THE                     OFFERING      PRO FORMA,
                                            RECAPITALIZATION    PRO FORMA      ADJUSTMENTS     AS ADJUSTED
                                           ------------------ ------------- ----------------- ------------
Revenues .................................    $       --        $  13,318     $       --        $13,318
Operating expenses:
 Operations ..............................            --            5,272             --          5,272
 Sales, marketing and client services.....            --            3,208             --          3,208
 Research and development ................            --            1,106             --          1,106
 General and administrative ..............            --            1,511             --          1,511
 Depreciation and amortization ...........            --            2,177             --          2,177
                                              ----------        ---------     ----------        -------
Total operating expenses .................            --           13,274             --         13,274
                                              ----------        ---------     ----------        -------
Income (loss) from operations ............            --               44             --             44
Other (income) expense ...................            --               --             --             --
Interest expense (income), net ...........            --            1,273         (1,205)(8)         68
                                              ----------        ---------     ----------        -------
Income (loss) before provision for
 income taxes ............................            --           (1,229)         1,205            (24)
Provision for income taxes ...............            --               16             --             16
                                              ----------        ---------     ----------        -------
Net income (loss) ........................            --           (1,245)         1,205 (9)        (40)
Preferred stock dividends ................           600 (10)          --             --             --
                                              ----------        ---------     ----------        -------
Net income (loss) applicable to
 common stockholders .....................    $      600        $  (1,245)    $    1,205        $   (40)
                                              ==========        =========     ==========        =======
Basic and diluted net loss per common
 share ...................................                                                      $    --
Weighted average common shares
 outstanding - Basic and diluted .........         2,280 (11)       7,965          4,615 (12)    12,580

DESCRIPTION OF ACQUISITIONS

STOCKTON

     The acquisition of Stockton was accounted for using the purchase method of accounting and, accordingly, the net assets acquired have been recorded at estimated fair value on the date of acquisition and the historical statement of operations data of the Company reflects the results of operations of Stockton from its date of acquisition. The purchase price and the allocation of the purchase price to the acquired assets are as follows (in thousands):



       Cash purchase price .......................    $10,674
                                                      =======
       Computer equipment ........................    $   260
       Purchased client lists ....................        903
       Purchased software and technology .........      1,230
       Goodwill ..................................      8,281
                                                      -------
                                                      $10,674
                                                      =======

     The Company is also contingently liable for additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) if Stockton's revenue during the 12-month period ending September 30, 1998 is at least $5,000,000. Based on revenues recorded through September 30, 1998 by Stockton, the Company has accrued additional contingent consideration of $2,022,000 as of September 30, 1998 which was treated as additional purchase price and was, therefore, included in goodwill (but is not reflected in the chart above).

     The purchased client lists are being amortized on a straight-line basis over five years and the purchased software and technology generally is being amortized on a straight-line basis over five years. Goodwill is being amortized on a straight-line basis over 20 years. Computer equipment is being amortized on a straight-line basis over three years.

HII

     The acquisition of HII will be accounted for using the purchase method of accounting and, accordingly, the net assets acquired will be recorded at estimated fair value on the date of acquisition. The allocation of purchase price is preliminary and subject to change upon review by management of additional evidence relating to the fair value of assets acquired and liabilities assumed at the closing date. Adjustments to the purchase price allocation, if any, would likely relate to amounts assigned to intangible assets. The purchase price and the allocation of the purchase price to the acquired net assets are as follows (in thousands):

         Cash purchase price ..............................................    $11,600
         Acquisition related costs ........................................        118
                                                                               -------
           Total estimated purchase price .................................    $11,718
                                                                               =======
         Historical adjusted net book value at September 30, 1998 .........    $   856
         Write-off of inventory ...........................................        (13)
         Goodwill .........................................................      8,250
         Purchased client lists ...........................................      2,713
         Estimated liability for severence payments .......................        (88)
                                                                               -------
           Net assets acquired ............................................    $11,718
                                                                               =======


     The purchased client lists will be amortized on a straight-line basis over five years and goodwill will be amortized on a straight-line basis over 20 years.

     The Company's acquisition of HII was consummated on October 30, 1998. For the month of October 1998, HII reported a net loss of $653,000 (compared to a net loss of $104,000 for the corresponding month of the prior year). For the month of October 1998, HII's loss from continuing operations (which were the only operations of HII acquired by the Company) was $653,000 (compared to income of $70,000 for the corresponding month of the prior year). The decrease was primarily attributable to charges incurred in connection with the acquisition of HII by the Company, including $467,000 of banking and legal fees, $74,000 of severance payments and a $263,000 charge relating to the settlement of stock options owned by a terminated executive.

----------
 (1) As restated, to adjust the write-off of acquired in-process research and development and the amortization of goodwill resulting from the TCS acquisition. See Note 13 of Notes to Consolidated Financial Statements of the Company.

 (2) Represents the historical results of operations of Stockton from July 1, 1997 through the date of acquisition by the Company in November 1997.

 (3) Represents the historical continuing operations of HII for the 12 months ended June 30, 1998. Discontinued operating segments of HII were not acquired by the Company. The loss from such discontinued operations of HII for the 12 months ended June 30, 1998 was $4,395,000.

 (4) Represents rent expense relating to a new operating lease for the Stockton facility.

 (5) Represents adjustments for amortization expense related to the acquisitions of Stockton and HII as if they had occurred July 1, 1997, as follows:

                                                                                THREE MONTHS
                                                        YEAR ENDED                 ENDED
                                                      JUNE 30, 1998          SEPTEMBER 30, 1998
                                               ---------------------------- -------------------
                                                STOCKTON    HII     TOTAL           HII
                                               ---------- ------- --------- -------------------
                                                                (IN THOUSANDS)
   Purchased client lists ....................    $  67    $543    $  610           $136
   Purchased software and technology .........       92      --        92             --
   Goodwill ..................................      156     412       568            103
                                                  -----    ----    ------           ----
                                                  $ 315    $955    $1,270           $239
                                                  =====    ====    ======           ====

 (6) Represents the elimination of depreciation and amortization expenses relating to assets of Stockton that were not acquired.

 (7) The  interest  expense  adjustment   relating  to  the  Stockton  and   HII
     acquisitions is as follows:

                                                                                                    THREE MONTHS
                                                                                   YEAR ENDED          ENDED
                                                                                 JUNE 30, 1998   SEPTEMBER 30, 1998
                                                                                --------------- -------------------
                                                                                          (IN THOUSANDS)
   Elimination of historical interest expense of Stockton .....................     $  (38)            $  --
   Elimination of historical interest expense of HII ..........................       (190)              (64)
   Interest  expense  on  borrowings  under  the  Credit  Facility  used to fund
    Stockton  acquisition at a composite interest rate of 6.93% (The effect of a
    .125% variance in the interest rate on the pro forma adjustment for the
    year ended June 30, 1998 would be $5) .....................................        290                --
   Interest expense on borrowings under the Credit Facility used to fund HII acquisition  at a  composite  interest  rate of 6.22% (The effect of a .125%
    variance in the interest rate on the pro forma adjustment for the year ended
    June 30, 1998 and the three months ended September 30, 1998
    would be $15 and $4, respectively).........................................        729               184
                                                                                    ------             -----
                                                                                    $  791             $ 120
                                                                                    ======             =====

 (8) The interest expense adjustment relating to the Offering is as follows:

                                                                                              THREE MONTHS
                                                                             YEAR ENDED          ENDED
                                                                           JUNE 30, 1998   SEPTEMBER 30, 1998
                                                                          --------------- -------------------
                                                                                    (IN THOUSANDS)
   Interest expense on Senior Subordinated Note including amortization of
    discount ............................................................    $ (2,859)         $   (721)
   Interest expense on borrowings under the Credit Facility .............      (1,712)             (484)
                                                                             --------          --------
                                                                             $ (4,571)         $ (1,205)
                                                                             ========          ========

 (9) In connection with the repayment of the Senior Subordinated Note, the Company will record an extraordinary charge relating to the write-off of the remaining discount on the Senior Subordinated Note. Such charge would have approximated $2,000,000 as of July 1, 1997. Such charge has been excluded from the pro forma statements of operations.

(10) Represents the elimination of the dividends accrued on the Preferred Stock due to the Recapitalization.

(11) Represents the conversion of the Preferred Stock and accrued dividends thereon into Common Stock due to the Recapitalization.

(12) Represents the sale by the Company of 4,615,400 shares of Common Stock in the Offering.

(13) Represents the historical continuing operations of HII for the three months ended September 30, 1998.

(14) Represents the elimination of the dividends accrued on HII's preferred stock.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                       AS OF SEPTEMBER 30, 1998
                                            --------------------------------------------
                                                     ACTUAL
                                            ------------------------     ADJUSTMENTS
                                                                       RELATING TO THE
                                               COMPANY      HII(1)     HII ACQUISITION
                                            ------------ ----------- -------------------
                                                            (IN THOUSANDS)
                   ASSETS
Current Assets:
 Cash and cash equivalents ................  $    3,551   $      38     $       --
 Accounts receivable, less allowance for
  doubtful accounts .......................       8,579         661             --
 Formulary receivables ....................       3,283          --             --
 Inventory ................................         250          13            (13)(2)
 Prepaid expenses and other current as-
  sets ....................................         668         260           (169)(3)
                                             ----------   ---------     ----------
  Total current assets ....................      16,331         972           (182)
Property and equipment-Net ................       4,885         577             --
Goodwill-Net ..............................      34,735          --          8,250 (4)
Other intangible assets-Net ...............       5,143          --          2,713 (5)
Other assets ..............................       3,632         202            (11)(3)
                                             ----------   ---------     ----------
Total .....................................  $   64,726   $   1,751     $   10,770
                                             ==========   =========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Accounts payable .........................  $    3,096   $   1,140     $   (1,131)(3)
 Accrued expenses and other current li-
  abilities ...............................      10,741         706             88 (7)
 Current portion of long-term debt ........         262       2,325         (2,325)(3)
                                             ----------   ---------     ----------
  Total current liabilities ...............      14,099       4,171         (3,368)
Long-term debt ............................      42,365          --         11,718 (10)
                                                                                --
Other long-term liabilities ...............         189          --             --
Redeemable cumulative preferred stock......      31,823          --             --
Stockholders' equity (deficit):
 Preferred Stock ..........................          --          63            (63)(12)
 Common Stock .............................          57          90            (90)(12)
 Additional paid-in capital ...............      27,521       2,993         (2,993)(12)
 Accumulated deficit ......................     (51,328)     (5,566)         5,566 (12)
                                             ----------   ---------     ----------
  Total stockholders' equity (deficit) .        (23,750)     (2,420)         2,420
                                             ----------   ---------     ----------
Total .....................................  $   64,726   $   1,751     $   10,770
                                             ==========   =========     ==========
                                                                 AS OF SEPTEMBER 30, 1998
                                            ------------------------------------------------------------------
                                                 ADJUSTMENTS                      ADJUSTMENTS
                                               RELATING TO THE                    RELATING TO      PRO FORMA,
                                              RECAPITALIZATION    PRO FORMA      THE OFFERING      AS ADJUSTED
                                            -------------------- ----------- -------------------- ------------
                                                                      (IN THOUSANDS)
                   ASSETS
Current Assets:
 Cash and cash equivalents ................    $         --       $   3,589     $         --       $   3,589
 Accounts receivable, less allowance for
  doubtful accounts .......................              --           9,240               --           9,240
 Formulary receivables ....................              --           3,283               --           3,283
 Inventory ................................              --             250               --             250
 Prepaid expenses and other current as-
  sets ....................................              --             759               --             759
                                               ------------       ---------     ------------       ---------
  Total current assets ....................              --          17,121               --          17,121
Property and equipment-Net ................              --           5,462               --           5,462
Goodwill-Net ..............................              --          42,985               --          42,985
Other intangible assets-Net ...............              --           7,856               --           7,856
Other assets ..............................              --           3,823             (855)(6)       2,968
                                               ------------       ---------     ------------       ---------
Total .....................................    $         --       $  77,247     $       (855)      $  76,392
                                               ============       =========     ============       =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Accounts payable .........................    $         --       $   3,105     $       (280)(6)   $   2,825
 Accrued expenses and other current li-
  abilities ...............................              --          11,535             (625)(8)      10,335
                                                                                        (575)(6)
 Current portion of long-term debt ........              --             262              404 (9)         666
                                               ------------       ---------     ------------       ---------
  Total current liabilities ...............              --          14,902           (1,076)         13,826
Long-term debt ............................              --          54,083          (53,475) (8)      1,749
                                                                                1,141  (9)
Other long-term liabilities ...............              --             189               --             189
Redeemable cumulative preferred stock......         (31,823)(11)         --               --              --
Stockholders' equity (deficit):
 Preferred Stock ..........................              --              --               --              --
 Common Stock .............................              25 (11)         83               46 (8)         129
                                                          1 (13)
 Additional paid-in capital ...............          31,798 (11)     59,318           54,054 (8)     113,372
                                                         (1)(13)
 Accumulated deficit ......................              --         (51,328)          (1,545)(10)    (52,873)
                                               ------------       ---------     ------------       ---------
  Total stockholders' equity (deficit) .             31,823           8,073           52,555          60,628
                                               ------------       ---------     ------------       ---------
Total .....................................    $         --       $  77,247     $       (855)      $  76,392
                                               ============       =========     ============       =========

                                       26

----------
(1) Represents the historical balance sheet of HII as of September 30, 1998.

(2) Represents the write-off of inventory.

(3) The following adjustments to HII's historical balance sheet reflect those assets and liabilities excluded from the entity being acquired prior to consummation of the acquisition (in thousands).


       Net assets of discontinued operations retained ..........    $    169
       Other assets retained ...................................          11
       Current portion of long-term debt retained ..............      (2,325)
       Accounts payable retained(*) ............................      (1,131)
                                                                    --------
                                                                    $ (3,276)
                                                                    ========

  * The closing agreement requires working capital to be at least one dollar at closing.

 (4) Represents goodwill resulting from the HII acquisition.

 (5) Represents the amount allocated to purchased client lists, which is the estimated fair value of the asset acquired.

 (6) Represents the payment of accounts payable and accrued Offering expenses and the reclassification of these costs to additional paid-in capital.

 (7) Represents an accrual for severence payments.

 (8) Represents the sale by the Company of 4,615,400 shares of Common Stock and the application of the net proceeds to the Company as follows (in thousands):


       PROCEEDS
        Gross proceeds from Offering ...............................     $  60,000
        Underwriting discount and commissions ......................        (4,200)
        Estimated Offering expenses ................................        (1,700)
                                                                         ---------
         Net proceeds ..............................................     $  54,100
                                                                         =========
       USES
        Repay Senior Subordinated Note .............................     $ (25,000)
        Repay borrowings under the Credit Facility .................       (28,475)
        Repay accrued interest on Senior Subordinated Note .........          (625)
                                                                         ---------
         Total uses ................................................     $ (54,100)
                                                                         =========


 (9) Represents   the  write-off  of  the  remaining   discount  on  the  Senior
     Subordinated Note of $1,545,000 which will be recorded as an extraordinary item upon the consummation of the Offering.

(10) Represents borrowings under the Credit Facility used to finance the HII acquisition.

(11) Represents the conversion of outstanding Preferred Stock and $7,827,000 of accrued dividends on the Preferred Stock into Common Stock in connection with the Recapitalization.

(12) Represents the elimination of HII's historical stockholders' deficit.

(13) Represents the exercise of certain Common Stock purchase warrants in connection with the Recapitalization.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The statement of operations data presented below for the years ended June 30, 1996, 1997 and 1998 and the balance sheet data as of June 30, 1997 and 1998 are derived from, and qualified by reference to, the audited consolidated financial statements of the Company included elsewhere herein. The statement of operations data for the year ended June 30, 1995 and the balance sheet data as of June 30, 1995 and 1996 are derived from, and qualified by reference to, the audited consolidated financial statements of the Company not included herein. The statement of operations data for the three months ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1997 and 1998 are derived from, and qualified by reference to, the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the interim period are not necessarily indicative of the results for the full fiscal year. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                              YEAR ENDED JUNE 30,
                                                       -----------------------------------------------------------------
                                                             1995             1996          1997(1)         1998(1)
                                                       ---------------- ---------------- ------------- -----------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(2) .........................................    $ 16,246         $ 31,768        $  35,279       $ 42,290
 Operating expenses:
  Operations .........................................       9,753           19,174           16,817         16,958
  Sales, marketing and client services ...............       3,615            7,064            8,769         10,765
  Research and development ...........................       2,051            2,132            3,278          3,941
  General and administrative .........................       3,119            6,059            5,263          4,865
  Depreciation and amortization ......................       2,995            5,176            5,460          7,143
  Write-down of intangible assets ....................       8,191 (3)        9,965 (4)           --             --
  Acquired in-process research
   and development (5) ...............................          --               --            1,556             --
  Other charges (6) ..................................       2,864              538            2,301             --
                                                          ---------        ---------       ---------       --------
 Total operating expenses ............................      32,588           50,108           43,444         43,672
                                                          ---------        ---------       ---------       --------
 Loss from operations ................................     (16,342)         (18,340)          (8,165)        (1,382)
 Other (income) expense ..............................          --              313             (893)           (12)
 Interest expense, net ...............................         189              584            1,504          3,623
                                                          ---------        ---------       ---------       --------
 Loss before provision for income taxes ..............     (16,531)         (19,237)          (8,776)        (4,993)
 Provision for income taxes ..........................          70               93               57             42
                                                          ---------        ---------       ---------       --------
 Net loss ............................................     (16,601)         (19,330)          (8,833)        (5,035)
 Preferred stock dividends ...........................         (27)          (2,400)          (2,400)        (2,400)
                                                          ---------        ---------       ---------       --------
 Net loss applicable to common stockholders ..........    $(16,628)        $(21,730)       $ (11,233)      $ (7,435)
                                                          =========        =========       =========       ========
 Basic and diluted net loss per common share .........    $  (3.17)        $  (4.14)       $   (2.07)      $  (1.31)(7)
 Weighted average common shares outstanding-
  Basic and diluted ..................................       5,238            5,245            5,425          5,679

                                                               THREE MONTHS
                                                            ENDED SEPTEMBER 30,
                                                       -----------------------------
                                                         1997(1)          1998
                                                       ----------- -----------------
                                                         (IN THOUSANDS, EXCEPT PER
                                                                SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(2) .........................................  $  9,241       $ 12,006
 Operating expenses:
  Operations .........................................     4,285          4,793
  Sales, marketing and client services ...............     2,385          2,930
  Research and development ...........................       806          1,106
  General and administrative .........................     1,061          1,263
  Depreciation and amortization ......................     1,698          1,894
  Write-down of intangible assets ....................        --             --
  Acquired in-process research
   and development (5) ...............................        --             --
  Other charges (6) ..................................        --             --
                                                        --------       --------
 Total operating expenses ............................    10,235         11,986
                                                        --------       --------
 Loss from operations ................................      (994)            20
 Other (income) expense ..............................        --             --
 Interest expense, net ...............................       655          1,089
                                                        --------       --------
 Loss before provision for income taxes ..............    (1,649)        (1,069)
 Provision for income taxes ..........................        12             16
                                                        --------       --------
 Net loss ............................................    (1,661)        (1,085)
 Preferred stock dividends ...........................      (600)          (600)
                                                        --------       --------
 Net loss applicable to common stockholders ..........  $ (2,261)      $ (1,685)
                                                        ========       ========
 Basic and diluted net loss per common share .........  $  (0.40)      $  (0.30)(7)
 Weighted average common shares outstanding-
  Basic and diluted ..................................     5,674          5,685

                                                                       AS OF JUNE 30,                      AS OF SEPTEMBER 30,
                                                     -------------------------------------------------- -------------------------
                                                        1995        1996        1997(1)       1998(1)      1997(1)       1998
                                                     --------- ------------- ------------- ------------ ------------ ------------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital ...................................  $   504    $  (4,207)    $  (2,567)   $   2,345         (378)   $   2,232
 Total assets ......................................   59,511       43,031        48,090       59,394       48,041       64,726
 Long-term debt, including current portion .........    5,805       11,601        25,161       41,324       27,995       42,627
 Redeemable cumulative preferred stock .............   24,023       26,423        28,823       31,223       29,423       31,823
 Stockholders' equity (deficit) ....................   12,942       (8,472)      (17,438)     (24,692)     (19,666)     (23,750)

                                                   (Footnotes on following page)

                                                                                                         THREE MONTHS
                                                               YEAR ENDED JUNE 30,                   ENDED SEPTEMBER 30,
                                              ----------------------------------------------------- ----------------------
                                                   1995          1996        1997(1)      1998(1)     1997(1)      1998
                                              ------------- ------------- ------------- ----------- ----------- ----------
                                                              (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)

OTHER DATA:
 EBITDA (8) .................................   $ (13,347)    $ (13,164)    $  (2,705)   $   5,761   $    704    $ 1,914
 Adjusted EBITDA (8) ........................      (2,292)       (2,052)        2,211        5,761   $    704    $ 1,914
 Cash flows from operating activities .......      (3,561)       (1,653)       (4,020)      (2,500)    (1,616)       447
 Cash flows from investing activities .......     (22,074)       (4,919)      (12,221)     (12,104)      (519)      (869)
 Cash flows from financing activities .......      33,434           657        15,521       15,635      2,781      1,023
 Transactions processed (9)
  Pharmacy ..................................          --       107,030       126,211      188,114     38,513     53,466
  Medical ...................................          --        15,687        23,075       31,564      7,762      8,348
  Dental ....................................          --         6,021        12,188       14,681      3,546      4,135
                                                ---------     ---------     ---------    ---------   --------    -------
   Total transactions processed .............          --       128,738       161,474      234,359     49,821     65,949
 Transactions per FTE (9)(10) ...............          --           321           415          642        137        174
 Revenue per FTE (10) .......................   $      48     $      79     $      91    $     116   $     25    $    32
 Operating expenses per transaction (9) .....          --           0.39          0.27         0.19       0.21       0.18

(1) As restated, to adjust the write-off of acquired in-process research and development and the amortization of goodwill resulting from the TCS acquisition. See Note 13 of Notes to Consolidated Financial Statements of the Company.

(2) During the periods presented, the Company made a series of acquisitions and divested certain non-core or unprofitable operations. Revenues attributable to these divested operations, which are included in the statement of operations data, were $1,709,000, $3,617,000, $2,252,000, $241,000 and
    $190,000 in the fiscal years ended June 30, 1995, 1996, 1997 and 1998 and the three months ended September 30, 1997, respectively.

(3) Reflects the write-off of goodwill related to the acquisitions of MPC and Wellmark.

(4) Reflects the write-down of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO.

(5) Reflects the write-off of acquired in-process research and development costs upon the consummation of the TCS acquisition.

(6) Reflects (i) expenses of $2,864,000 relating to the spin-off of the Company by CES in the fiscal year ended June 30, 1995 and (ii) expenses recorded relating to contingent consideration paid to former owners of acquired businesses of $538,000 and $2,301,000 in the fiscal years ended June 30, 1996 and 1997, respectively.

(7) Supplemental net loss per share, giving effect to the Recapitalization, would be $(0.63) and $(0.14) for the fiscal year ended June 30, 1998 and the three months ended September 30, 1998, respectively.

(8) EBITDA represents net income (loss) plus provision for income taxes, net interest expense, other (income) expense and depreciation and amortization. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described below. The following table summarizes EBITDA and adjusted EBITDA for all periods presented:

                                                                                                                THREE MONTHS
                                                                        YEAR ENDED JUNE 30,                  ENDED SEPTEMBER 30,
                                                        ---------------------------------------------------- -------------------
                                                             1995           1996          1997        1998     1997      1998
                                                        -------------- -------------- ------------ --------- -------- ----------
                                                                                     (IN THOUSANDS)
  EBITDA ..............................................   $  (13,347)    $  (13,164)    $ (2,705)   $5,761    $ 704    $ 1,914
  Contingent consideration paid to former owners of
   acquired businesses ................................           --            538        2,301        --       --         --
  Write-down of intangible assets .....................        8,191          9,965           --        --       --         --
  Acquired in-process research and development ........           --             --        1,556        --       --         --
  Expenses related to the CES spin-off ................        2,864             --           --        --       --         --
  Contract and legal settlement provisions ............           --            609        1,059        --       --         --
                                                          ----------     ----------     --------    ------    -----    -------
  Adjusted EBITDA .....................................   $   (2,292)    $   (2,052)    $  2,211    $5,761    $ 704    $ 1,914
                                                          ==========     ==========     ========    ======    =====    =======

 (9) Transaction volumes are not available for the fiscal year ended June 30, 1995.

(10) Full-time equivalents ("FTE") represents the number of full-time employees and part-time equivalents of full-time employees as of the end of the period shown.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements, including the notes thereto, of the Company included elsewhere in this Prospectus. This Prospectus contains forward-looking statements relating to future events or future financial performance of the Company. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors set forth under "Risk Factors" and the matters set forth in this Prospectus generally.

OVERVIEW

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company's integrated suite of EDI solutions and services allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. Currently, the Company processes over 900,000 transactions per business day for over 65,000 providers located in all 50 states.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of CES, in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., MPC and Wellmark, which comprised the heathcare services business of CES, historically provided EDI services to hospitals and physicians. Their combined financial results were reflected in the fiscal 1995 financial statements on a full year basis.

     Since its formation, the Company has expanded both through internal growth and the acquisition of six healthcare transaction processing businesses. As part of its strategy of providing an integrated suite of EDI products to a broad range of healthcare providers, the Company has focused on acquisitions that provide entry into new markets or expand the Company's product suite. All acquisitions have been accounted for under the purchase method of accounting. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or modified various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies. These integration activities impacted the Company's financial results in the fiscal years ended June 30, 1995, 1996, 1997 and 1998 and are ongoing.

     The following table summarizes the Company's acquisitions and divested products and operations:

-------------------------------------------------------------------------------------------------------------
                                                        PRIMARY PRODUCTS        DIVESTED PRODUCTS
                            DATE                         OF FOUNDING/             OF FOUNDING/        DATE
FOUNDING COMPANIES        ACQUIRED       MARKET         ACQUIRED COMPANY        ACQUIRED COMPANY    DIVESTED
-------------------------------------------------------------------------------------------------------------
 MEDE AMERICA, Inc.       4/94(1)        Medical    Eligibility Verification,   --                     --
                                                    Enrollment
-------------------------------------------------------------------------------------------------------------
 MPC                      5/94(1)        Medical    Hospital Claims,            Data Entry             1/97
                                                    Physician Billing           Physician Billing     12/96
                                                                                Physician Billing      8/97
-------------------------------------------------------------------------------------------------------------
 Wellmark                 5/94(1)        Medical    Hospital Claims,            --                     --
                                                    Physician Billing
-------------------------------------------------------------------------------------------------------------
 COMPANIES ACQUIRED BY
 MEDE AMERICA
-------------------------------------------------------------------------------------------------------------
 MED OHIO                 3/95           Pharmacy   Switching, PBM,             Practice Management    2/96
                                                    Third Party Billing         Software
-------------------------------------------------------------------------------------------------------------
                                                                                Practice Management   12/97
                                                                                Software
-------------------------------------------------------------------------------------------------------------
 Latpon                   6/95           Medical    Hospital Claims             Physician Billing      3/96
-------------------------------------------------------------------------------------------------------------
 EC&F/Premier            10/95           Dental     Dental Claims, Practice     Practice Management    3/97
                                                    Management Software         Software
-------------------------------------------------------------------------------------------------------------
 TCS                      2/97           Pharmacy/  PBM, Switching,             --                     --
                                         Medical    Eligibility Verification
-------------------------------------------------------------------------------------------------------------
                         11/97           Pharmacy   PBM                         --                     --
 Stockton
-------------------------------------------------------------------------------------------------------------
 HII                     10/98           Medical    Hospital Claims             --                     --
                                                    Physician Claims
-------------------------------------------------------------------------------------------------------------

 (1) Represents date acquired by CES.

     In March 1995, the largest stockholder of the Company acquired all of the outstanding shares of MEDE OHIO (formerly known as General Computer Corporation) for a cash purchase price of approximately $22,593,000, including transaction expenses. The largest stockholder subsequently merged MEDE OHIO into the Company. The purchase price paid by the Company for MEDE OHIO to its largest stockholder was equal to the purchase price paid by the largest stockholder. MEDE OHIO develops EDI systems for the pharmacy market and provides transaction switching/routing services. At the time of its acquisition, MEDE OHIO had been incurring significant losses for over two years and was in very poor financial condition. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $25,814,000, consisting of $892,000 of software (which was completed and not in-process at the time of the acquisition), $2,527,000 of client lists and $22,395,000 of goodwill. During fiscal year 1996, the Company wrote-down $9,965,000 of costs relating to client lists and related allocable goodwill due to a loss of approximately 25% of the acquired MEDE OHIO client base. The loss of this significant portion of MEDE OHIO's client base was primarily due to problems experienced by the Company in the post-merger integration of MEDE OHIO's operations into the Company's operations. This post-merger integration process took place during the same general time period in which the Company was spun-off from CES and a new management team was installed at the Company. The Company generally is amortizing the software over three years and the remaining value of client lists is being amortized over five years. The goodwill is being amortized over 20 years.

     In June 1995, the Company acquired substantially all of the assets of Latpon for a cash purchase price of approximately $2,470,000, plus the assumption of approximately $963,000 of liabilities (primarily long-term debt). Latpon, a developer of claims processing software, provided EDI transaction process-ing services to hospitals and hospital-based physician groups. Latpon also provided electronic and manual business office administrative services. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $2,291,000, consisting of $993,000 of software and client lists and $1,298,000 of goodwill. The Company generally is amortizing the software over five years and is amortizing the client lists and goodwill over five years and 20 years, respectively.

     In October 1995, the Company acquired two commonly-owned companies, EC&F, an all payor EDI dental claims processor, and Premier, a dental practice management software vendor. The acquisitions were funded with an initial cash payment of $4,050,000, including transaction expenses, and contingent earn-out payments based on the achievement of certain EBITDA growth targets by the EC&F business over three one-year periods ending on September 30, 1998. The Company recorded expenses of $538,000 during fiscal year 1996 relating to the first such period and an aggregate $2,301,000 during fiscal year 1997 primarily relating to the second and third such periods. The Company does not believe that any additional amounts will be payable pursuant to this earn-out arrangement. The acquisitions of EC&F and Premier were accounted for under the purchase method and the Company recorded total intangible assets of $4,350,000, consisting of $764,000 of software, and $3,586,000 of goodwill. The Company generally is amortizing the software over three years and is amortizing the goodwill over 20 years. The Company sold Premier in January 1997 for a cash payment of $388,000. There was no gain or loss on the sale of Premier.

     In February 1997, the Company acquired certain assets of TCS, a provider of pharmacy switching and PBM transaction processing systems and services for pharmacies and eligibility verification services for physicians, for a total cash payment of $11,465,000, including transaction expenses. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $11,065,000, consisting of $1,556,000 of in-process research and development, $2,984,000 of software and $6,525,000 of goodwill. As of the date of the acquisition, the Company wrote off the acquired in-process research and development which had not reached technological feasibility and had no alternative future use. The Company generally is amortizing the software over three years and is amortizing the goodwill over seven years.

     The in-process research and development acquired from TCS consisted of advanced Windows software technology for PC and client server platforms for healthcare EDI transactions. Products under development included: (1) a plan member eligibility verification product for workers compensation; (2) a medical claims processing system to meet the HCFA 1500 EDI industry standard; and (3) a switching system for internet claims from retail pharmacies. At the time of the acquisition, the Company estimated that continued development activities for six months to one year resulting in additional estimated research and development costs of $460,000 would be required in order to prove feasibility and bring the project to commercial viability. It was the opinion of management that such projects had an above average probability of successful completion and could contribute to revenue, profit and cash flow within 18 to 24 months from the date of purchase. At this time, all three projects are substantially complete. However, any or all of these projects could fail to produce an economic gain. Such failure, if encountered, would not affect the Company's current product suite and financial results, but would decrease the Company's opportunities for growth. Estimated costs to complete the acquired in-process research and development projects as of the date of acquisition were as follows:

           ESTIMATED RESEARCH AND DEVELOPMENT EXPENSE (IN THOUSANDS)

                          WORKERS COMP.     HCFA 1500     PHARMACY     TOTAL
                         ---------------   -----------   ----------   ------
Fiscal 1997 ..........         $ 58            $ 70         $ 65       $193
Fiscal 1998 ..........           80              97           90        267
                               ----            ----         ----       ----
 Total ...............         $138            $167         $155       $460
                               ====            ====         ====       ====


     Prior to the consummation of the acquisition, TCS had incurred development costs of $67,000, $125,000 and $56,000, respectively, for the workers compensation eligibility product, HCFA 1500 and the internet pharmacy claims product, the three in-process research and development projects shown above.

     The Company determined the value of the purchased in-process technologies by estimating the projected net cash flows related to each of the in-process products. The resulting net cash flows were then discounted back to their net present values. The amount of the write-off of in-process research and development costs was then limited to the portion allocable to pre-acquisition development costs incurred by TCS versus post-acquisition costs incurred by the Company. The net cash flows were based on management's estimates of the costs necessary to complete the development of the products, the revenues that would be earned after commercial availability and the estimated operating expenses associated therewith. The projections were based on the following principal assumptions:

     For the workers compensation eligibility product, the projections assumed commercial availability in January 1998 and revenue growth from $431,000 in fiscal 1998 to $1.3 million in fiscal 2002, an annual rate increase of approximately 25%. For HCFA 1500, the projections assumed commercial availability in March 1998. It was assumed that revenues from the product would grow from $1.4 million in fiscal 1998 to $5.5 million in fiscal 2002, increasing at an annual rate of 50% in the first year of commercial availability, 35% in the second year and at a rate of 25% per year thereafter. For the internet pharmacy claims product, the projections assumed commercial availability in December 1997. It was assumed that revenues from the product would grow from $41,000 in fiscal 1997 to approximately $3.2 million in fiscal 2002, increasing at an annual rate of approximately 35% in the first year of commercial availability, 30% in the second year and at a rate of 25% per year thereafter.

     In all three cases, post-development operating expenses, including sales, advertising and promotion and general and administrative costs, were projected to grow at the rate of 10% per annum between fiscal 1999 and 2002. No significant synergies were projected for any of the three in-process products because the Company had no comparable products in the market or in development and no penetration in the products' prospective user bases.

     The projected net cash flows for the in-process products were discounted to their present values using a discount rate of 18%. Such discount rate was composed of two factors: the Company's estimated weighted average cost of capital (the "WACC") (the rate of return an investment would have to generate in order to provide the required rate of return to the Company's equity and long-term debt capital), which was calculated to be approximately 13%, and a 5% risk factor reflecting the uncertainty of successful completion and market acceptance of the in-process products. Together, the WACC and risk factor yield a discount factor of 18%. A 13% discount rate factor was used by the Company to value fully developed software, as it faces substantially the same risks as the business as a whole. The 5% risk factor reflected the fact that the in-process products did not involve complex or innovative technologies, and primarily reflected the risk of market acceptance once the developed products were released to customers.

     Since the TCS acquisition, all three in-process products have been completed and two are in the early stages of commercialization. As of September 30, 1998, none of these products had generated significant revenues, and, given the results of the Company's marketing efforts to date, management currently believes that the revenues derived from these three products will be lower than projected.

     The market for the workers compensation eligibility product has been less receptive than had been anticipated and this product did not generate any revenues as of September 30, 1998. However, the Company believes that, over time and with increased marketing effort, this product will achieve commercial viability.

     The HCFA 1500 product experienced roll out delays and is expected to be commercially introduced in the Spring of 1999. The Company believes that, in time, this product will achieve commercial viability.

     The internet pharmacy product is the only one of the three in-process products acquired from TCS that had generated revenues by the end of fiscal 1998. However, the revenues produced were approximately 22% of the revenues projected for it at the time of the acquisition. The commercial introduction of this product was adversely affected by recent revisions in regulatory standards which limit the use of the internet to process pharmacy claims. The Company is currently processing transactions with this product for a small number of pharmacy clients.

     Although any or all of these projects could fail to generate significant returns for the Company and such failure could render the TCS acquisition less valuable to the Company than had been anticipated, such failure would not affect the Company's current suite of products or, in management's opinion, have a material impact on the Company's results of operations or overall financial condition.

     In November 1997, the Company acquired certain assets and assumed certain liabilities of Stockton, a provider of PBM transaction processing systems and related services for the pharmacy market. Stockton was purchased for an initial cash payment of $10,674,000 including transaction expenses, and a contingent earnout payment based upon the achievement of certain revenue growth targets. If such revenue targets are achieved over the 12-month period ending September 30, 1998, a maximum payment of $2,600,000 (plus interest at an annual rate of 7.25%) will be made. Based on revenues recorded through September 30, 1998 by Stockton, the Company has accrued additional contingent consideration of $2,022,000 as of September 30, 1998 which was treated as additional purchase price and was, therefore, added to goodwill. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $10,414,000, consisting of $2,133,000 of software and client lists and $8,281,000 of goodwill. The Company generally is amortizing the software over five years and is amortizing the client lists and goodwill over five years and 20 years, respectively.

     In October 1998, the Company acquired HII, a provider of EDI transaction processing services to hospitals and physician groups in Missouri, Kansas and Illinois. Prior to the purchase of HII, Intercare and Telemedical, two unrelated healthcare services divisions, were divested from HII in separate transactions. The Company did not acquire such businesses or any proceeds from the disposition thereof. HII was purchased for a total cash payment of approximately $11,718,000, including transaction expenses. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of approximately $11,013,000, consisting of $2,713,000 of client lists and approximately $8,300,000 of goodwill. The Company is amortizing the client lists over five years and goodwill over 20 years.

Medic Agreement

     On July 17, 1998, the Company entered into a Transaction Processing Agreement (the "Processing Agreement") with Medic Computer Systems, Inc. ("Medic"), a subsidiary of Misys plc that develops and licenses software for healthcare providers, principally physicians, MSOs and PPMs. Under the Processing Agreement, the Company will undertake certain software development obligations, and on July 1, 1999, it will become the exclusive processor (subject to certain exceptions) of medical reimbursement claims for Medic's subscribers submitted to payors with whom MEDE AMERICA has or establishes connectivity. Under the Processing Agreement, the Company will be entitled to revenues to be paid by payors (in respect of which a commission is payable to Medic) as well as fees to be paid by Medic. The Processing Agreement sets forth detailed performance criteria and development and implementation timetables; inability to meet these criteria may result in financial penalties or give Medic a right to terminate this agreement. The Processing Agreement is for a fixed term of five years, with annual renewals thereafter (unless either party elects to terminate).

     Contemporaneously, to ensure a close working relationship between the parties, on July 19, 1998, the Company granted to Medic a warrant (the "Medic Warrant") to acquire 1,250,000 shares of the Company's Common Stock at a per share exercise price equal to the price of the Common Stock to the public in the Offering or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The difference between the two alternative prices reflects, in the Company's view, the incremental value of a share of Common Stock resulting from the Offering and the concurrent Recapitalization. The Medic Warrant vests over a two year period and may be exercised up to five years from the date of grant. The Medic Warrant contains customary weighted average antidilution provisions. The Company and the principal stockholders associated with WCAS and WBCP have agreed that following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.

Revenues

     Revenues are derived from the sale of transaction processing products and services primarily on a fee-for-transaction basis. Transaction fees vary depending upon transaction type and service provided. The Company currently receives fees from providers for the majority of its transactions including claims processing, eligibility verification, claims switching, pharmacy script processing and tracking and Medicaid enrollment. The Company also receives fees from payors for the transmission of electronic claims and formulary payments from pharmaceutical manufacturers relating to the Company's PBM script processing and management reporting services. These transaction-based revenues comprise the predominant portion of the Company's total revenues and tend to be recurring. Other revenue is derived from one-time payments related to installation and implementation services, software license fees and EDI systems equipment sales. See "Business -- Suite of EDI Products and Services."

     Transaction-based revenues and related formulary services revenues (if applicable), which collectively constitute the majority of the Company's total revenues, are recognized at the time the transactions are processed and the services are provided. Revenues associated with software support and implementation fees, each constituting less than 3% of the Company's revenues for the fiscal year ended June 30, 1998, are recognized ratably over the contract period or as the service is provided. Revenue from licensing of software, which also constitutes less than 3% of the Company's total revenues for the fiscal year ended June 30, 1998, is recognized upon installation if it is determined that the Company has no significant remaining obligations and collectibility of the resulting receivable is considered probable.

Operating Expenses

     Operations Expense. Operations expense consists of data and voice telecommunications expense, salaries and benefits for operations employees and other costs associated with transaction processing and services provided to clients, such as network and telecommunications, maintenance, computer operations and systems administration, facilities and other additional indirect expenses. Since 1996, operations expense as a percentage of revenues and operations expense per transaction have declined as a result of the Company's integration and restructuring efforts and increased operating leverage. Restructuring charges recorded in connection with the Company's integration activities have resulted in variability in the Company's quarterly operating results.

     Sales, Marketing and Client Services Expense. Sales, marketing and client services expense consists primarily of salaries, benefits, commissions and related indirect costs and expenditures for marketing programs, trade shows, advertising, help desk software and related client communications. As the Company continues to implement its growth strategy, sales, marketing and client services expenses are expected to continue to increase.

     Research and Development Expense. Research and development expense consists primarily of salaries, benefits and related indirect expenses associated with the design, research and development of new products and enhancements to existing current products. The development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility has been established, any additional software development costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting For the Cost of Computer Software To Be Sold, Leased or Otherwise Marketed." Amortization of purchased software and technology and of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of three to five years is assigned to purchased software and technology and an original estimated economic life of five years is assigned to capitalized software development costs. Amortization begins in the period in which the related product is available for general release to customers. During the fiscal year ended June 30, 1998 and the three months ended September 30, 1998, the Company capitalized $462,000 and $239,000, respectively, of software development costs for projects for which technological feasibility has been established but were not yet available for client release. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs were incurred between the establishment of technological feasibility and general client release of the product. The Company believes that the development of enhanced and new product offerings are essential to remaining competitive and it expects that development expenses will increase in the future.

     General and Administrative Expense. General and administrative expense primarily consists of salaries, benefits and related indirect costs for the administrative, executive, finance, legal, human resources and internal systems personnel, as well as accounting and legal fees. As the Company implements its growth strategy, general and administrative expenses are expected to increase.

     Depreciation and Amortization Expense. The Company depreciates the cost of its tangible capital assets on a straight-line basis over the estimated economic life of the asset: three to five years for computer equipment, five years for furniture and fixtures, and 20 to 25 years for buildings and improvements. Acquisition-related intangible assets, which include the value of software and client lists, are amortized based on the estimated useful economic life of the asset at the time of acquisition, and therefore will vary among acquisitions. The Company recorded amortization expense relating to goodwill and other intangible assets of $3,708,000 and $5,064,000 during the fiscal years ended June 30, 1997 and 1998, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the consolidated statements of operations of the Company expressed as a percentage of total revenues.


                                                                            THREE MONTHS ENDED
                                                YEAR ENDED JUNE 30,           SEPTEMBER 30,
                                           ------------------------------   ------------------
                                             1996       1997       1998       1997       1998
                                           --------   --------   --------   --------   -------
Revenues ...............................      100%       100%       100%       100%      100%
Operating Expenses:
 Operations ............................       60         48         40         46        40
 Sales, marketing and client services.         22         25         25         26        24
 Research and development ..............        7          9          9          9         9
 General and administrative ............       19         15         12         11        11
 Depreciation and amortization .........       16         15         17         18        16


     Subsequent to the issuance of the Company's consolidated financial statements for the fiscal year ended June 30, 1998, the Company's management determined that it was necessary to revise the valuation of the write-off of in-process research and development incurred in connection with the TCS acquisition in February 1997. As a result, the Company's financial statements for the fiscal years ended June 30, 1997 and 1998 and the three months ended September 30, 1997 have been restated from the amounts previously reported in order to reflect the effects of the adjustment to the write-off of in-process research development. See Note 13 of Notes to Consolidated Financial Statements of the Company.

THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1997

Revenues

     Revenues for the three months ended September 30, 1998 were $12.0 million compared to $9.2 million in the corresponding period of fiscal 1998, representing an increase of 30%. The increase was primarily attributable to growth of the existing business and to incremental revenue from the acquisition of Stockton in November 1997, partially offset by the loss of revenues from operations that were divested.

     The Company processed 66 million transactions in the three months ended September 30, 1998, compared to 50 million transactions processed in the corresponding period of fiscal 1998, representing an increase of 32%. The increase resulted from the addition of new clients, increased transaction volume from existing clients and to a lesser extent the acquisition of Stockton. The average price per transaction received by the Company declined by 8% between such periods, as a result of a relatively higher proportion of lower-priced Pharmacy division switching transactions compared to the other divisions' higher-priced transactions, and a greater portion of transactions that were processed under contracts with volume-based pricing terms.

Operating Expenses

     Operations expense was $4.8 million for the three months ended September 30, 1998, compared to $4.3 million in the corresponding period of fiscal 1998, representing an increase of 12%. As a percentage of revenues, operations expense decreased from 46% for the first three months of fiscal 1998 to 40% in the corresponding period of fiscal 1999. The increase in operations expense was primarily due to the acquisition of Stockton in November of 1997, the results of which were included in the current quarter but not in the prior year's quarter, and to a lesser extent the higher volume of transactions processed. The decrease in operations expense as a percentage of revenues was primarily due to operations leverage from systems consolidation for recent acquisitions, the effects of ongoing cost reduction programs, and the impact of the divested operations, which results were included in the 1998 period but not the 1999 period.

     Sales, marketing and client services expense was $2.9 million for the three months ended September 30, 1998, compared to $2.4 million in the corresponding period of fiscal 1998, representing an increase of 23%. As a percentage of revenues, sales, marketing and client services expense decreased from 26% for the first three months of fiscal 1998 to 24% in the corresponding period of fiscal 1999. The increase in sales, marketing and client services expense was primarily due to the inclusion of the Stockton acquisition, the hiring of new employees in sales and marketing to support expansion of the Company's business into new markets, as well as client support and help desk services to serve an expanded customer base.

     Research and development expense was $1.1 million for the three months ended September 30, 1998, compared to $806,000 in the corresponding period of fiscal 1998, representing an increase of 37%. As a percentage of revenues, research and development expense was 9% for each such period. The increase in research and development costs in the period was primarily due to development of new and enhanced EDI transaction products and services, development associated with major customer contracts currently expected to roll out in calendar 1999 and the establishment of additional direct payor connections. In addition, Year 2000 compliance expenditures amounted to $132,000 for the three months ended September 30, 1998; there were no such expenditures in the corresponding period of fiscal 1998. The Company capitalized $239,000 of software development costs in the first three months of fiscal 1999, compared to $93,000 in the corresponding period of fiscal 1998.

     General and administrative expense was $1.3 million for the three months ended September 30, 1998, compared to $1.1 million in the corresponding period of fiscal 1998, representing an increase of 19%. As a percentage of revenues, general and administrative expense was 11% for each such period.

     Depreciation and amortization expense was $1.9 million for the three months ended September 30, 1998, compared to $1.7 million in the corresponding period of fiscal 1998, representing an increase of 12%. As a percentage of revenues, depreciation and amortization expense decreased from 18% for the first three months of fiscal 1998 to 16% in the corresponding period of fiscal 1999.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

Revenues

     Revenues for the fiscal year ended June 30, 1998 were $42.3 million compared to $35.3 million in fiscal 1997, representing an increase of 20%. The increase was primarily attributable to incremental revenue from the acquisitions of TCS and Stockton in February 1997 and November 1997, respectively, and to the growth of the existing business, partially offset by the loss of revenues from operations that were divested.

     The Company processed 234 million transactions in the fiscal year ended June 30, 1998, compared to 161 million transactions processed in fiscal 1997, representing an increase of 45%. The increase resulted from the addition of new clients, increased transaction volume from existing clients and the acquisitions of TCS and Stockton. The average price per transaction received by the Company in fiscal 1998 declined by 13% from 1997, as a result of the greater proportion of transactions processed under contracts with volume-based terms and pricing and a larger proportion of lower-priced eligibility verification transactions as a result of the acquisition of TCS.

Operating Expenses

     Operations expense was $17.0 million for the fiscal year ended June 30, 1998 compared to $16.8 million in fiscal 1997, representing an increase of 1%. As a percentage of revenues, operations expense decreased from 48% in fiscal 1997 to 40% in fiscal 1998. The containment of operations expense in fiscal 1998 was a result of ongoing cost reduction programs, systems consolidation for recent acquisitions and the impact of the divested operations, which results are included in fiscal 1997 but not in fiscal 1998.

     Sales, marketing and client services expense was $10.8 million for the fiscal year ended June 30, 1998 compared to $8.8 million in fiscal 1997, representing an increase of 23%. As a percentage of revenues, sales, marketing and client services expense was 25% for each such fiscal year. The increase in such expenses was primarily due to the inclusion of TCS and Stockton in the results of operations for the fiscal year ended June 30, 1998 and, to a lesser extent, increases in expenses relating to the hiring of new employees for client support and help desk service, the installation of help desk tracking software and resources devoted to telesales.

     Research and development expense was $3.9 million for the fiscal year ended June 30, 1998 compared to $3.3 million in fiscal 1997, representing an increase of 20%. As a percentage of revenues, research and development expense was 9% for each such fiscal year. The Company capitalized $462,000 of software development costs in fiscal 1998; however, no software development costs were capitalized in fiscal 1997. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs had been incurred between the establishment of technological feasibility and general client release of the product.

     General and administrative expense was $4.9 million for the fiscal year ended June 30, 1998 compared to $5.3 million in fiscal 1997, representing a decrease of 8%. As a percentage of revenues, general and administrative expense decreased from 15% in fiscal 1997 to 12% in fiscal 1998. This decrease was primarily a result of cost controls and the consolidation and integration activities related to the Company's recent acquisitions.

     Depreciation and amortization expense was $7.1 million for the fiscal year ended June 30, 1998 compared to $5.5 million in fiscal 1997, representing an increase of 31%. As a percentage of revenues, depreciation and amortization expense increased from 15% in fiscal 1997 to 17% in fiscal 1998. These increases reflect the increased amortization expense related to the acquisitions of TCS in February 1997 and Stockton in November 1997.

     There were no acquisition-related expenses for the fiscal year ended June 30, 1998, as compared to $3.9 million of such expenses in fiscal 1997. Included in the amount for fiscal 1997 was a $1.6 million write-off related to in-process research and development from the acquisition of TCS (for software that had not achieved technological feasibility and had no alternative use), and a contingent earnout charge of $2.3 million recorded by the Company in connection with the EC&F purchase agreement. In addition, in fiscal 1997, the Company recorded a gain of $885,000 from a sale of securities. See Note 12 of Notes to Consolidated Financial Statements of the Company.

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

Revenues

     Revenues for the fiscal year ended June 30, 1997 were $35.3 million compared to $31.8 million in fiscal 1996, representing an increase of 11%. The increase was primarily attributable to revenue from the acquisition of TCS in February 1997, partially offset by the loss of revenues from operations that were divested. The increase was also due to the growth of the existing business.

     The Company processed 161 million transactions in the fiscal year ended June 30, 1997 compared to 129 million transactions processed in fiscal 1996, representing an increase of 25%. The increase resulted from the addition of new clients, the growth of business from existing clients and the TCS acquisition. The average price per transaction in fiscal 1997 declined by 4% from fiscal 1996, primarily as a result of the divested operations having higher claims pricing.

Operating Expenses

     Operations expense was $16.8 million for the fiscal year ended June 30, 1997 compared to $19.2 million in fiscal 1996, representing a decrease of 12%. As a percentage of revenues, operations expense decreased from 60% in fiscal 1996 to 48% in fiscal 1997. The operations expense improvement was a result of ongoing cost reduction programs, systems consolidation for recent acquisitions and the divestitures of non-core or unprofitable operations.

     Sales, marketing and client services expense was $8.8 million for the fiscal year ended June 30, 1997 compared to $7.1 million in fiscal 1996, representing an increase of 24%. As a percentage of revenues, sales, marketing and client service expense increased from 22% in fiscal 1996 to 25% in fiscal 1997. These increases reflect the inclusion of the TCS acquisition in the results for five months and, to a lesser extent, the addition of client support personnel and the increase in help desk tracking software expenses.

     Research and development expense was $3.3 million for the fiscal year ended June 30, 1997 compared to $2.1 million in fiscal 1996, representing an increase of 54%. As a percentage of revenues, research and development expense increased from 7% in fiscal 1996 to 9% in fiscal 1997. These increases were due to the hiring of new employees and other expenses related to the expansion of the Company's processing capacity and the implementation of new technology processing platforms throughout its data processing centers.

     General and administrative expense was $5.3 million for the fiscal year ended June 30, 1997 compared to $6.1 million in fiscal 1996, representing a decrease of 13%. As a percentage of revenues, general and administrative expense decreased from 19% in fiscal 1996 to 15% in fiscal 1997. These decreases were primarily a result of consolidation and integration activities.

     Depreciation and amortization expense was $5.5 million for fiscal year ended June 30, 1997 compared to $5.2 million in fiscal 1996, representing an increase of 5%. As a percentage of revenues, depreciation and amortization expense decreased from 16% in fiscal 1996 to 15% in fiscal 1997.

     Acquisition-related expenses for the fiscal year ended June 30, 1997 included a $1.6 million write-off related to in-process research and development from the acquisition of TCS (for software that had not achieved technological feasibility and had no alternative use) and a contingent earnout charge of $2.3 million recorded by the Company in connection with the EC&F purchase agreement. In addition, in fiscal 1997, the Company recorded a gain of $885,000 from a sale of securities. See Note 12 of Notes to Consolidated Financial Statements of the Company.

     During the fiscal year ended June 30, 1996, the Company wrote down approximately $10.0 million of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO. Such intangible assets were written down to the net present value of the estimated future cash flows to be derived from these clients as of June 30, 1996. The write-down was required due to a loss of approximately 25% of the acquired MEDE OHIO client base. In addition, a contingent earnout charge of $538,000 was recorded in connection with the EC&F purchase agreement during the fiscal year ended June 30, 1996.

QUARTERLY OPERATING RESULTS

                                                           THREE MONTHS ENDED
                                           --------------------------------------------------
                                             9/30/96     12/31/96     3/31/97      6/30/97
                                           ----------- ------------ ----------- -------------
                                                             (IN THOUSANDS)
Revenues .................................  $  8,179     $  7,831    $  8,954     $10,315
Operating Expenses:

 Operations ..............................     4,298        3,683       4,123       4,713
 Sales, marketing and client services ....     1,925        1,957       2,261       2,626
 Research and development ................       783          754         918         823
 General and administrative ..............     1,042        1,171       1,127       1,923
 Depreciation and amortization ...........     1,102        1,044       1,423       1,891
 Acquired in-process research and
  development ............................        --           --       1,556          --
 Payment to former owners of
  acquired businesses ....................       330          330         330       1,311
                                            --------     --------    --------     -------
Total operating expenses .................     9,480        8,939      11,738      13,287
                                            --------     --------    --------     -------
Income (loss) from operations ............    (1,301)      (1,108)     (2,784)     (2,972)
Other (income) expense ...................        --           --        (885)         (8)
Interest expense, net ....................       150          202         427         725
                                            --------     --------    --------     ---------
Loss before provision for income taxes ...    (1,451)      (1,310)     (2,326)     (3,689)
Provision for income taxes ...............        14           14          15          14
                                            --------     --------    --------     ---------
Net loss .................................  $ (1,465)    $ (1,324)   $ (2,341)    $(3,703)
                                            ========     ========    ========     =========
                                                                THREE MONTHS ENDED
                                           -------------------------------------------------------------
                                             9/30/97     12/31/97     3/31/98     6/30/98      9/30/98
                                           ----------- ------------ ----------- ----------- ------------
                                                                  (IN THOUSANDS)
Revenues .................................  $  9,241     $  9,849    $ 11,099    $ 12,101     $ 12,006
Operating Expenses:

 Operations ..............................     4,285        3,942       4,258       4,473        4,793
 Sales, marketing and client services ....     2,385        2,432       2,952       2,996        2,930
 Research and development ................       806        1,059       1,021       1,055        1,106
 General and administrative ..............     1,061        1,107       1,139       1,558        1,263
 Depreciation and amortization ...........     1,698        1,698       1,852       1,895        1,894
 Acquired in-process research and
  development ............................        --           --          --          --           --
 Payment to former owners of
  acquired businesses ....................        --           --          --          --           --
                                            --------     --------    --------    --------     --------
Total operating expenses .................    10,235       10,238      11,222      11,977       11,986
                                            --------     --------    --------    --------     --------
Income (loss) from operations ............      (994)        (389)       (123)        124           20
Other (income) expense ...................        --           --          13         (25)          --
Interest expense, net ....................       655          915         900       1,153        1,089
                                            --------     --------    --------    --------     --------
Loss before provision for income taxes ...    (1,649)      (1,304)     (1,036)     (1,004)      (1,069)
Provision for income taxes ...............        12           12          13           5           16
                                            --------     --------    --------    --------     --------
Net loss .................................  $ (1,661)    $ (1,316)   $ (1,049)   $ (1,009)    $ (1,085)
                                            ========     ========    ========    ========     ========

     The quarterly operating results for the three months ended March 31, 1997, June 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998 have been restated in order to adjust the write-off of acquired in-process research and development and the amortization of the goodwill resulting from the TCS acquisition. See Note 13 of Notes to Consolidated Financial Statements of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has used capital from external sources to fund its internal growth and operations and to make acquisitions. Such capital
requirements   have  been   provided  by  (i)  the  Company's   four   principal
stockholders, through periodic purchases of the Company's debt and equity securities and (ii) the Credit Facility. Since June 30, 1995 an investment fund affiliated with WCAS has purchased a Senior Subordinated Note in the principal amount of $25.0 million and 370,993 shares of Common Stock from the Company for an aggregate $25.0 million, which was used in connection with the acquisition of TCS, to repay borrowings under the Credit Facility and for general working capital purposes. See "Certain Transactions."

     As of September 30, 1998, the Company had outstanding borrowings of $18.0 million under the Credit Facility. Such borrowings bore interest at a weighted average rate of 6.97% per annum as of September 30, 1998. The Company was not in compliance with the leverage and interest coverage covenants as of September 30, 1998. The lender has granted a waiver relating to the noncompliance with these covenants of the Credit Facility and has amended these covenants on a prospective basis such that the Company anticipates it will be in compliance with such covenants at least through September 30, 1999. In October 1998, the total availability under the Credit Facility was increased to $36.0 million, and the Company drew down an additional $13.2 million, of which $11.7 million was used to finance the HII acquisition. As of December 31, 1998, the Company had outstanding borrowings of $31.1 million under the Credit Facility. Such borrowings bore interest at a weighted average rate of 6.41% per annum as of December 31, 1998. All indebtedness under the Credit Facility has been, and currently is, guaranteed by the Company's four principal stockholders. See "Certain Transactions." Covenants under the existing agreement include: customary covenants and restrictions on additional liabilities and disposition of as-sets, achieving Year 2000 compliance by August 1999, maintaining financial records and reporting, a maximum quarterly leverage ratio, a minimum interest coverage ratio, restrictions on the payment of dividends, as well as prior approval for acquisitions.

     On January 26, 1999, the Company entered into a Credit Agreement (the "New Credit Facility") with NationsBank, N.A., as Administrative Agent, NationsBanc Montgomery Securities LLC, as Syndication Agent, and the Company's subsidiaries as Guarantors. The New Credit Facility provides for a $25 million revolving credit facility that matures on January 26, 2002. The New Credit Facility is not guaranteed by any third party, but is secured by substantially all of the Company's assets including the stock of the Company's subsidiaries. The New Credit Facility contains various covenants and conditions, including those relating to Year 2000 compliance, changes in control and management and restrictions on the payment of dividends on the Common Stock. See "Dividend Policy" and "Risk Factors -- Year 2000 Compliance."

     The closing of the initial lending under the New Credit Facility is anticipated to take place simultaneously with the consummation of the Offering. Such closing is subject to a number of conditions and covenants on the part of the Company. Assuming that the initial lending under the New Credit Facility takes place as scheduled, the Company intends to borrow sufficient funds under the New Credit Facility in order to repay all amounts outstanding under the existing Credit Facility. There can be no assurance that the closing of the initial lending under the New Credit Facility will take place on the terms contemplated or otherwise. In the event that such closing does not take place as anticipated, the Company will need to obtain alternative financing prior to October 29, 1999, when the Credit Facility terminates. See "Risk Factors -- Acquisition Strategy; Need for Additional Capital."

     As of September 30, 1998, the Company had cash and cash equivalents of $3.6 million and net working capital of $2.2 million. Net cash used in operations was $1.7 million, $4.0 million and $2.5 million for the fiscal years ended June 30, 1996, 1997 and 1998, respectively. Net cash provided by operating activities was $447,000 for the three months ended September 30, 1998. The $2.5 million net cash used in operations for the fiscal year ended June 30, 1998 was used primarily for contingent earnout charges on acquisitions made in prior fiscal years which resulted in a net decrease in accounts payable and accrued expenses of $1.4 million. In addition, $1.9 million of the net cash used was attributable to an increase in formulary accounts receivable relating to Stockton (formulary receivables normally have a 7-12 month collection cycle) and $2.1 million was attributable to an increase in accounts receivable resulting from an increase in revenues. The $447,000 net cash provided by operating activities for the three months ended September 30, 1998 resulted primarily from the $1.1 million of income from operations (after adding back non-cash charges) resulting from increased revenues and operating margins. The net cash provided from operations also reflected increased investments in accounts receivable ($729,000), formulary receivables ($942,000) and other assets ($625,000), which were partially offset by an increase in accounts payable and accrued expenses ($1,853,000).

     Cash used for investment purposes was $4.9 million, $12.2 million, $12.1 million and $869,000 for the fiscal years ended June 30, 1996, 1997 and 1998 and the three months ended September 30, 1998, respectively. Cash used for investment purposes during the fiscal year ended June 30, 1998 was primarily used to acquire Stockton for $10.7 million and also to fund capital expenditures (predominantly computer and network hardware and software) in the amount of $913,000. Cash used for investment purposes for the three months ended September 30, 1998 was used to fund capital expenditures of $466,000 and additions to intangible assets of $403,000. The Company expects to pay $1.7 million of additional contingent consideration relating to the Stockton acquisition by the end of the March 31, 1999 quarter and at least $2.0 million per annum for the foreseeable future for capital investment to support growth in transaction processing.

     Cash provided by financing activities was $657,000, $15.5 million, $15.6 million and $1.0 million for the fiscal years ended June 30, 1996, 1997 and 1998 and the three months ended September 30, 1998, respectively. Cash provided by financing activities during the fiscal year ended June 30, 1998 and the three months ended September 30, 1998 was primarily provided from borrowings under the Credit Facility which was partially offset by principal repayments of debt and capital lease obligations. In the fiscal year ended June 30, 1997, cash was provided by the issuance of a Senior Subordinated Note in the principal amount of $25,000,000 and 370,993 shares of Common Stock for aggregate proceeds of $25.0 million, which proceeds were partially offset by the repayment of outstanding borrowings under the Credit Facility and principal repayments of debt and capital lease obligations.

     Approximately $25.2 million of the net proceeds of the Offering will be used to prepay all then outstanding principal and accrued interest on the Senior Subordinated Note and approximately $28.9 million of the net proceeds will be used to reduce outstanding indebtedness and accrued interest under the Credit Facility. In connection with the repayment of the Senior Subordinated Note, the Company will record an extraordinary charge of approximately $1.4 million relating to the write-off of the remaining discount on the Senior Subordinated Note. The Company expects to use the New Credit Facility to finance the Company's future acquisitions and general working capital needs, subject to satisfaction of covenants set forth therein. The Company also expects to finance acquisitions through the issuance of additional equity and debt securities. The Company believes that the proceeds of the Offering, together with existing cash balances and cash generated by operations in the near term, and the borrowings expected to be made available under the New Credit Facility, will be sufficient to finance the Company's operations for at least 18 months. However, future acquisitions may require funding beyond the Company's cash resources and currently anticipated capital or operating requirements could change, with the result that the Company may be required to raise additional funds through the public or private sale of additional securities. See "Risk Factors -- Acquisition Strategy; Need for Additional Capital."

YEAR 2000 COMPLIANCE

ASSESSMENT

     Since 1996, the Company has specified that all developed software be Year 2000 compliant. In January 1998 the Company performed a product assessment on all legacy products identifying all those that were not Year 2000 compliant, and began the process of renovating its existing non-compliant products (usually in connection with improving product functionality). In August 1998 all Year 2000 remediation programs were centralized under the direction of a Year 2000 Project Manager. Also in 1998 the Company began tracking Year 2000 expenditures as a separate category of expenditures. Total Year 2000 expenditures prior to August 1, 1998 amounted to approximately $225,000; expenditures from August 1, 1998 through December 31, 1998 totalled approximately $287,000.

     The Company has completed its assessment of whether it will have to modify or replace portions of its software and its products, services and internal systems so that they will function properly with respect to dates in the year 2000 and thereafter. In addition to its general Year 2000 compliance review, the Company has specifically identified several areas which are not Year 2000 compliant as of November 30, 1998: (i) the Company's PBM system in Ohio, (ii) the UNIX operating platform software used in connection with the Company's pharmacy practice management system, and (iii) the UNIX operating platform software utilized in its pharmacy transaction switching. With the exception of the Ohio PBM system, the Company believes its internally developed software and systems are Year 2000 compliant.

REMEDIATION AND IMPLEMENTATION

     The Company has developed a remediation program to correct the Year 2000 problems it has identified. PBM clients who utilize the Company's PBM system in Ohio are being migrated to the PBM system acquired by the Company from Stockton, which the Company considers to be Year 2000 compliant. A testing and migration timetable for all such clients has been developed, with migration activities scheduled for completion in mid-1999. For retail pharmacy practice management clients, the Company's remediation program consists of providing a Year 2000 compliant version of the UNIX software to replace the older non-compliant version (which is no longer being supported by the vendor), as well as software upgrades, with discounted hardware packages to enable such clients to utilize the Year 2000 compliant system. The Company is currently contacting retail pharmacy customers and expects that the implementation of such program will extend throughout calendar 1999. A version of the UNIX operating platform software used in pharmacy transaction switching, which the manufacturer represents to be Year 2000 compliant, was released in December 1998. Testing of that operating platform software on the Company's hardware, with the Company's pharmacy transaction switching software, is scheduled for January and February of 1999.

     During its assessment phase, the Company identified potentially Year 2000 non-compliant "non-information technology" systems (such as embedded
microcontrollers).   Accordingly,  the  Company  is  replacing  its  older  (and potentially non-compliant) computer and telecommunications hardware with hardware that is Year 2000 compliant. These expenditures are being made in the general course of the Company's renovation and modernization program, and as such are accounted for as ordinary capital expenditures instead of Year 2000 expenses.

     In October 1998 the Company acquired HII. HII's EDI products and services fall into three categories: physician claims processing (small- and large-group), hospital claims processing and claims data transmission (extraction and transmission of claim data to a third party data analyst). Based on its review at the time of the acquisition, the Company determined that none of HII's products is Year 2000 compliant. The Company intends to modify HII's common carrier and Internet-based claims processing system for small physician groups to make it Year 2000 compliant. The Company also intends to modify HII's payor data transmission products to make such products Year 2000 compliant. These modifications are scheduled to be completed by spring 1999. The Company intends to migrate HII's claims processing for hospitals and large physician groups to the Company's MedE Claim product; this migration is scheduled to start in spring 1999 and be completed by mid-1999. The Company can, if necessary, process claims for hospitals and large physician groups through its common carrier and Internet-based claims processing system.

     Some or all of the Company's revenues from each of the three areas in which Year 2000 problems have been identified, as well as those of HII's clients, are subject to the risk of Year 2000 noncompliance. The total revenue from the Company's PBM services clients was $6,491,000 in fiscal 1998. The total revenue from Pharmacy retail system sales was $511,000 in fiscal 1998. The total revenue derived from Pharmacy switching was $8,183,000 in fiscal 1998. The total claims and related revenue derived from HII was $4,950,000 for the twelve months ended June 30, 1998.

     Excluding anticipated expenditures associated with ordinary product development, the Company has budgeted approximately $1,210,000 through December 1999 for Year 2000 compliance costs, of which approximately $512,000 had been expended through December 31, 1998. The Company believes that this amount will be sufficient to execute its plan and cover contingency plan costs. The Company believes that it has sufficient resources to implement its plan. However, there can be no assurance that expenditures required to achieve compliance with Year 2000 requirements will not exceed the budgeted amounts.

     The Company's client base consists of over 65,000 health-care providers and over 1,000 payors. While the Company has not attempted to assess the readiness of each of these entities, the Company has begun to work with major customers and suppliers to insure that Year 2000 compliance issues will not interrupt the normal activities supported by these relationships. Implementation of Year 2000 compliant software is product- and platform-specific. If the software resides on the host system, all clients will automatically access the new software. Similarly, products that can receive updates remotely will be updated via remote distribution. The existing telephone number for HII's bulletin board program can be automatically redirected to connect to a Company product that is Year 2000 compliant. A small minority of the Company's clients (mostly retail pharmacy clients) will require on-site installation (in most cases, this installation will also provide the clients with the capability to receive future enhancements that will not otherwise be available).

     The Company's Medicare/Medicaid Payors are subject to a Year 2000 compliance program undertaken by the Health Care Financing Administration. Under the HCFA plan, all mission critical systems have been identified, and an Independent Verification and Validation consultant has been retained to perform inspections and testing of all public payors. This plan includes both random and announced system and site testing.

CONTINGENCIES

     The Company believes that the most likely worst case Year 2000 scenario would include the following: (i) one or more parts of the Company's software and operating systems would operate incorrectly;

(ii) one or more of the Company's payors would be unable to receive transactions; and (iii) one or more of the Company's providers/clients would not have completed internal Year 2000 conversions. It is possible that failures of the type described in clause (i) of the preceding sentence could cause clients of the Company to either terminate their contracts with the Company and/or sue the Company for damages. Also, if the Company fails to achieve Year 2000 compliance by September 30, 1999, such failure could constitute a default under the New Credit Facility, which could in turn have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Year 2000 Compliance." The Company has completed the assessment of its critical hardware and software and believes that the assessment has revealed all significant Year 2000 problems, that such problems will be capable of remediation, and that the Company's software and hardware will perform substantially as planned when Year 2000 processing begins. Although there can be no assurance that the Company will not experience Year 2000 problems, based on its assessment and remediation program to date, the Company believes that Year 2000 compliance issues will not have a material adverse effect on its business, financial condition or prospects and will not, therefore, result in a default under the Year 2000 compliance covenant in the New Credit Facility.

     As contingency planning, the Company has three available options should certain functions not operate properly on January 1, 2000. First, the Company has developed its internal systems in such a manner as to allow such systems to accept non-Year 2000 compliant data, and convert such data based on defaults and algorithms developed in conjunction with the providers to Year 2000 compatible formats. This methodology is applicable for claims, eligibility and enrollment transactions. Second, for payors, in the event a payor is unable to accept EDI claims, the Company currently has the capability, internally and, if necessary with support from an outside vendor, to print paper claims forms from supplied provider data and to send those claims in paper form to non-Year 2000 compliant payors. Third, for medical claims, a bulletin board system acquired in the HII transaction could be utilized by clients, with minimal programming set up, as a means of transmitting claims to the Company via common carriers and the Internet. See "Risk Factors -- Year 2000 Compliance."

IMPACT OF INFLATION

     Inflation has not had a material impact on the Company's historical operations or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". These pronouncements are not expected to have a material impact on the Company's financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is not required to be adopted at this date. The Company is currently evaluating the impact of this statement on its financial statements.

NET OPERATING LOSSES

     As of June 30, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $36.4 million. Such loss carryforwards expire in the fiscal years 2005 through 2013. Because of certain changes in ownership, as defined in the Internal Revenue Code, which occurred during 1996 and 1995, certain of these net operating loss carryforwards are subject to annual limitations. See Note 7 of Notes to Consolidated Financial Statements of the Company.

                                   BUSINESS

GENERAL

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products and services reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. As of December 31, 1998, the Company processed over 900,000 transactions per day for over 65,000 providers located in all 50 states. The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of CES, in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., MPC, and Wellmark, which comprised the healthcare services business of CES, historically provided EDI services to hospitals and physicians. Since its formation, the Company has expanded both through internal growth and the acquisition of six healthcare transaction processing businesses. As part of its strategy of providing an integrated suite of EDI products and services to a broad range of healthcare providers, the Company has focused on acquisitions that provide entry into new markets or expand the Company's product suite. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or restructured various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies.

INDUSTRY OVERVIEW

     Innovations over the past decade in computer and telecommunications technologies have resulted in the development of EDI systems to electronically process and transmit information among the various participants in the healthcare industry. These systems were designed to replace paper-based recording and transmission of information, enabling greater processing speed, reduced processing costs and more accurate data interchange. Electronic processing enables providers to verify patient eligibility or obtain authorization for services at the time of appointment, registration or at the time of claim submission. The healthcare EDI processor then interfaces with the payor to obtain an eligibility or authorization confirmation, which is transmitted back to the provider. To obtain payment, providers must submit claims information in formats specified by the respective payors. Healthcare EDI processors can facilitate this process by utilizing customized software programs that can perform "edits" to the data supplied by providers and re-format that data to meet the data specifications of payors. Electronically transmitted claims are sent either directly from the provider to the payor, or through the healthcare EDI processor (which in turn transmits the claims to the payor directly or through one or more intermediaries). The claim is received and reviewed by the payor and the remittance response is communicated (usually not electronically) back to the provider. Each of these steps in the healthcare delivery process gives rise to a current or potential EDI transaction.

     Health Data Directory estimates that in 1998 over 4.4 billion electronic and paper claims were paid in all sectors of the healthcare services market, and over the past five years healthcare claims increased at an average rate of 6.25% per year. The Company expects the volume of healthcare claims to continue to grow as the U.S. population ages and life expectancy of the U.S. population increases. The increase in claims has been accompanied by an increase in the proportion of claims that are electronically processed. From 1994 to 1998 (estimated), the proportion of total healthcare claims that were electronically processed increased from 47% to 62%. During such period the number of claims processed electonically increased at an average rate of 14% per year. The Company expects the electronic processing of healthcare claims to continue to increase as a result of increased reliance on electronic commerce and increased emphasis on cost containment in the healthcare industry.

     The penetration of electronic processing varies significantly among the different markets within the healthcare industry. Health Data Directory estimates that in 1998 electronic processing accounted for approximately 16% of total dental claims, 40% of total physician medical claims, 84% of total hospital medical claims and 88% of total pharmacy claims. In addition to the opportunity to convert remaining paper-based claims to electronic processing, the Company believes that there is significant market potential for EDI processing in the non-claim area, including eligibility verification, remittance transactions and other data exchange transactions such as claims tracking, referrals and physician scripting. The Company believes that EDI penetration in these non-claim transaction categories is low, and as a result, the EDI transaction growth in these areas will exceed that of the EDI claims processing market.

     As compared to claims processing, the electronic processing of non-claim information transactions in the healthcare industry, such as eligibility inquiries, enrollment in Medicare and Medicaid programs, referrals, formulary inquiries to pharmacy benefit managers and prescription delivery, has emerged only recently and is less pervasive. The Company believes that only a small percentage of non-claim information transactions are managed electronically. In addition to opportunities to expand its claims processing business, the Company believes that there are significant possibilities to expand electronic processing to non-claim areas in the healthcare market, for the following reasons:

   o As advanced technology continues to penetrate the healthcare industry, an increasing amount of healthcare data will be managed electronically. For example, healthcare providers are implementing practice management software systems to manage the clinical, financial and administrative aspects of their businesses. Increasingly, these software systems incorporate EDI processing capabilities.

   o Efforts by government and private insurers to contain healthcare costs are expected to motivate hospitals and physicians to use EDI not only to lower costs, but also to improve operating efficiencies and increase accuracy. For example, state Medicaid programs and some private insurance companies now encourage providers to verify patients' medical benefits eligibility electronically.

   o As the healthcare industry continues to undergo consolidation, the larger scale of the resulting entities may result in increased EDI use. For example, various managed care companies have encouraged their provider networks to utilize EDI for authorizations, enrollment verification, encounter reports and referrals.

     Currently, the EDI market is fragmented and consists of several nationally prominent EDI claims processors and several hundred regional EDI service providers who occupy selected niches in specialized markets and geographical sectors. Over the past several years, many of the regional EDI service providers have been acquired by national organizations. The Company believes that competitive conditions in the healthcare information industry will continue to favor consolidation as larger, more diversified organizations are able to reduce costs and offer an integrated package of standardized products and services.

COMPETITIVE STRENGTHS

     The Company believes that it has several competitive strengths which will enable it to capitalize on the significant growth opportunities in the healthcare EDI marketplace.

     COMPREHENSIVE SUITE OF EDI PRODUCTS AND SERVICES. The Company has followed a strategy of developing or acquiring EDI products and services that may be provided to a broad range of healthcare clients. The Company's products incorporate open architecture designs and what the Company regards as "best of breed" technology and may be purchased as modular additions to the client's existing data storage and retrieval system, or as part of a comprehensive EDI processing system. These products also provide to the client the capability and the required security to transmit or receive EDI transactions across the Internet. They are designed to be compatible with a broad variety of hospital, medical, pharmacy and dental practice manage-ment and billing systems. In addition, new products can be added to respond to changing client requirements, and the scalability of the Company's products permits the client to accommodate increasing transaction volumes without requiring substantial new investments in software and hardware. Because of these product characteristics, the Company believes it is well positioned to take advantage of the expected growth of EDI in areas such as eligibility, managed care transactions and pharmacy to physician scripting.

     BROAD AND DIVERSIFIED CLIENT BASE. The Company markets its products and services to a broad range of healthcare providers including the medical market, comprised of hospitals, clinics and physicians, the dental market comprised of small to medium-sized dental practice groups, and the pharmacy market, which includes retail pharmacies (independents and chains) as well as PBMs. In addition, the Company has relationships through practice management system vendors and other intermediaries. As of December 31, 1998, the Company's highly diversified client base consisted of approximately 42,000 pharmacies, 8,000 dental offices, 1,100 hospitals and clinics and 14,000 physicians. The Company's broad and diversified client base provides it with transaction-based revenues that tend to be recurring and positions it to capitalize on the rapid consolidation taking place within the healthcare industry.

     DIRECT RELATIONSHIPS WITH PROVIDERS AND PAYORS. The Company has developed over 540 direct connections with healthcare payors including Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and commercial insurance companies, and the Company is able to access over 500 additional payors through contractual relationships with multiple claims clearinghouses. Additionally, the Company has direct client relationships with providers such as hospitals, clinics, physicians and pharmacies. The range of MEDE AMERICA's services and the extent of its connectivity with payors provides the opportunity to achieve deeper penetration of its provider base, while at the same time offering more complete solutions to new clients. MEDE AMERICA believes that it is strongly positioned to offer reliable, one-stop shopping to both providers and payors for all their EDI needs.

     FOCUS ON CLIENT SERVICE. The Company has focused on implementing a wide range of client service and support functions. These support activities include the use of automated client service tracking software, expanded client help desk and account executive support functions, and extensive client feedback mechanisms. This focus has enhanced the Company's awareness of client needs and improved the Company's ability to respond to those needs. As a result of these activities, of the clients that contributed to the Company's revenues in the 1997 fiscal year, approximately 90% continued as clients of the Company and contributed to the Company's revenues in the 1998 fiscal year. The Company believes that its high quality client service enhances the satisfaction of its clients and generates new revenue opportunities in the form of expanded transaction volume and sales of new products and services.

     LEADING TECHNOLOGY AND PRODUCT PLATFORMS. The Company recognizes the critical role of technology and telecommunications platforms to ensure reliable and high quality service. Over the past two years, MEDE AMERICA has invested significant capital in new hardware and software systems resulting in an estimated three-fold increase in transaction processing capacity. The Company has designed its products on a modular client/server model, using open architecture and commonly available hardware, with redundant processing capabilities. The Company's redundancies in its computing capacity and its dual-site operations enable it to provide uninterrupted processing and data transmission with little if any downtime. As a result of such technology investments, MEDE AMERICA believes it is able to provide high quality service to its clients in the form of high network availability, batch transaction reliability and high rates of payor claims acceptance. MEDE AMERICA also believes that its technology platform, which is operating at approximately one-third of its total capacity, provides it with substantial operating leverage.

     EXPERIENCED MANAGEMENT TEAM. Each member of the Company's senior management team has over 15 years of experience in the information technology and transaction processing industries and has extensive background in working with emerging companies in the information processing industry. The Company believes that the range and depth of its senior management team position it to address the evolving requirements of its clients and to manage the growth required to meet its strategic goals.

GROWTH STRATEGY

     The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services. To achieve this objective, the Company is pursuing a growth strategy comprised of the following elements:

   o PROVIDE COMPREHENSIVE SUITE OF EDI SOLUTIONS. The Company believes that it is critical to provide a full range of state of the art EDI solutions to clients at every stage of the healthcare transaction spectrum. The Company strives to develop fully modular products with open architecture to allow for easy installation and integration with existing systems. These features enhance the ability of the Company to offer one-stop shopping for a client's EDI needs.

   o FURTHER PENETRATE EXISTING CLIENT BASE. The Company believes that the market for EDI transaction processing among its current clients has significant potential. As EDI becomes more widespread in the healthcare industry, the use of emerging EDI products and services such as eligibility, enrollment, electronic credit card transactions and electronic statement processing will become increasingly commonplace. The Company believes that it is well positioned to cross sell such emerging products and services to its existing client base.

   o DEVELOP NEW EDI PRODUCTS AND SERVICES. The Company intends to develop new EDI solutions to meet the evolving electronic transaction processing needs of its existing and future healthcare clients. The Company believes that the use of EDI will expand to encompass an increasing range of services such as referrals, remittances and workers' compensation transactions. The Company has a team of 127 research and development and technical support professionals dedicated to developing, supporting and commercializing new and enhanced EDI solutions. In addition, the Company intends to undertake acquisitions in order to expand its suite of product offerings.

   o UTILIZE STRATEGIC PARTNERSHIPS TO EXPAND CLIENT BASE. MEDE AMERICA's strategic alliances with vendors, distributors and dealers of practice management software have played an important role in building relationships with small groups of physicians, pharmacists and dentists. These companies promote MEDE AMERICA's EDI products as a modular addition to their practice management software. The Company also has strategic relationships with large hospital groups, Medicaid intermediaries, PBMs and professional organizations. The Company believes that such strategic partnerships provide important opportunities for increasing the Company's revenue base.

   o PURSUE STRATEGIC ACQUISITIONS. Currently, the EDI market includes several hundred regional EDI service providers which occupy selected niches in specialized markets and geographical areas. The Company intends to capitalize on the fragmented market for the provision of EDI services by aggressively pursuing consolidation opportunities in order to increase its client and revenue base, expand its product suite, enter into new geographic markets, utilize its operating leverage to increase efficiency and add new talent and technical capacity in emerging areas of the EDI processing industry.

SUITE OF EDI PRODUCTS AND SERVICES

     MEDE AMERICA's products and services enable its healthcare clients to process and transmit transactions more efficiently and accurately, reducing costs and increasing overall processing speed. The Company's EDI products incorporate open architecture designs and what the Company regards as "best of breed" technology and may be purchased as modular additions to existing data storage and retrieval systems or as part of a comprehensive EDI processing system. They are designed to be compatible with a broad variety of hospital, medical, pharmacy and dental practice management and billing systems. In addition, new products can be added to respond to changing client requirements. The scalability of the Company's products permits its clients to accommodate increasing transaction volumes without substantial new investments in software and hardware. The following table illustrates the breadth of the Company's product and service offerings:

               MEDE AMERICA'S SUITE OF EDI PRODUCTS AND SERVICES

  NAME OF PRODUCT/SERVICE                   DESCRIPTION OF
    AND MARKETS SERVED                 PRODUCT/SERVICE FEATURES                           CLIENT BENEFITS
-------------------------- ----------------------------------------------- --------------------------------------------
HEALTHCARE CLAIM
 PROCESSING
MEDEClaim --               o Downloads  claims data from client soft-      o Accelerates cash flow through faster
 All  Markets                ware applications and provides claims           claim reimbursement.
                             data entry and correction capability. Ed-     o Increases cash flow through high level of
                             its, formats and screens transaction data       payor acceptance of edited claims.
                             to meet payor-specific requirements.          o Improves accounts receivables manage-
                                                                             ment.
                                                                           o Reduces administrative expenses.
----------------------------------------------------------------------------------------------------------------------
OTHER CLAIM SERVICES

MEDE Assist --             o Bills, on a batch basis, pharmacy pre-        o Improves accounts receivable manage-
  Pharmacy                   scriptions and performs non-electronic          ment and accelerates cash flow through
                             reconciliation and payor accounts re-           faster claim reimbursement.
                             ceivable management.                          o Reduces administrative expenses.

Claims Tracking --         o Tracks and provides a lock box service        o Improves accounts receivable manage-
  Dental                     for payor reimbursements.                       ment and accelerates cash flow.

----------------------------------------------------------------------------------------------------------------------
ELIGIBILITY VERIFICATION

MEDE Eligibility --        o Verifies patients' eligibility for specific   o Reduces costs by minimizing fraud.
  All Markets                healthcare benefits for Medicaid and          o Ensures patient services are supported
                             commercial payors.                              by a designated health benefit plan.
                                                                           o Reduces administrative expenses.

----------------------------------------------------------------------------------------------------------------------
MEDICAID ENROLLMENT

Medicaid                   o Processes and tracks Medicaid enrollment      o Reduces expenses through on-line
  Enrollment Manage-         applications allowing for the verification      application process.
  ment System (MEMS)         and processing of Medicaid claims. Uti-       o Reduces application processing time.
  -- Medical                 lized by hospitals and government agen-       o Improves Medicaid claims billing and col-
                             cies in New York, New Jersey and                lection.
                             California.                                   o Reduces bad debt.
----------------------------------------------------------------------------------------------------------------------
TRANSACTION SWITCHING

MEDE Xchange --            o Routes real-time and batch transaction        o Reduces costs.
  All Markets                data from clients to facilitate transaction   o Increases network availability and
                             transmission to payors.                         reliability.
                           o Supports a broad array of access methods      o Provides extensive payor connectivity.
                             including dial-up, dial to packet, ISDN
                             and frame relay.


 NAME OF PRODUCT/SERVICE                  DESCRIPTION OF
    AND MARKETS SERVED               PRODUCT/SERVICE FEATURES                          CLIENT BENEFITS
------------------------- --------------------------------------------- --------------------------------------------
REAL-TIME PHARMACY
 BENEFIT MANAGEMENT
 (PBM)

MEDE Select --            o Adjudicates on-line claims, incorporat-      o Accelerates cash flow through faster
  All Markets               ing patient eligibility and benefit review.    claim reimbursement.

                                                                         o Increases  cash flow through high level of
                                                                           payor   acceptance  of  edited  claims.
                                                                         o Improves accounts receivables  management.
                                                                         o Reduces administrative expenses.
---------------------------------------------------------------------------------------------------------------------
PHARMACY PRACTICE
 MANAGEMENT
 SYSTEMS (PPM)

Solution Plus --          o Facilitates dispensing, inventory and        o Expands drug pricing and coverage
  Pharmacy                  pricing of products for hospital, outpa-       capabilities.
                            tient and clinic pharmacies.                 o Improves cash flow through faster claim
                          o Provides on-line claims adjudication.          reimbursement.
                                                                         o Improves efficiency of pharmacy
                                                                           management and operations.
--------------------------------------------------------------------------------------------------------------------
OTHER PRODUCTS AND
 SERVICES

Link --                   o Connects  physicians to pharmacies for the   o Reduces costs related to manual genera-
  Medical and Pharmacy      transmission of prescriptions and related      tion and transmission of prescriptions.
                            information and approvals.                   o Increases accuracy and transmission speed
                                                                           of prescriptions.
Formulary                 o Administers and manages formulary pro-       o Reduces drug costs and increases PBM
  Management --             grams for PBMs.                                revenue through manufacturer incentives,
  Pharmacy                o Promotes the usage by healthcare plans of    o Promotes compliance with payor formu-
                            designated drug products.                      laries.

Patient Statements --     o Facilitates patient statement billing.       o Reduces costs and improves patient
  All Markets                                                              relations.

Credit/Debit Card and     o Assists patients in making co-payments or    o Reduces bad debt and enhances patient
  Check Guarantee --        paying other out-of-pocket charges.            convenience.
  All Markets

Additional EDI            o Processes data relating to referrals, en-   o Reduces practice expense and improves
  Transactions --           counters and benefit pre-certifications.      efficiency and patient relations.
  All Markets
--------------------------------------------------------------------------------------------------------------------

CLIENTS

     The Company markets its products primarily to hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups (including HMOs, PPOs and healthcare practice management vendors) and processes transactions for providers in all 50 states. The Company believes it is one of the largest pharmacy transaction routers in the U.S. (based on volume) serving more than 42,000 pharmacies in various EDI capacities. MEDE AMERICA has a strong presence in the medical market in New York, New

Jersey, California, Florida, Minnesota, and Ohio, currently providing EDI services to more than 1,100 hospitals and clinics, and 14,000 physicians. In the dental market, MEDE AMERICA serves more than 8,000 dental offices. No single client of the Company accounted for more than 3% of the Company's revenues in fiscal year 1998.

SALES, MARKETING AND CLIENT SERVICES

     The Company markets its products through a national sales and marketing organization consisting of 98 associates organized according to market, client type and product category. The Company also has a client services organization consisting of 66 associates dedicated to help desk and client support functions. A significant component of compensation for all sales personnel is performance based, although the Company bases quotas and bonuses on a number of factors in addition to actual sales, such as client satisfaction and collection of receivables.

     MEDE AMERICA's marketing efforts include direct sales, telesales, strategic partnerships with healthcare vendors, trade shows, direct marketing, telemarketing, the Internet, and specific advertising and marketing campaigns where appropriate. In the medical and pharmacy markets, the Company's current strategic business alliances include relationships with some of the country's largest hospitals, hospital networks, hospital information systems vendors, practice management software vendors, pharmacy chains, healthcare organizations and payors. The Company also maintains strategic alliances with certain state Medicaid programs.

     MEDE AMERICA's strategic alliances with vendors, distributors and dealers of practice management software have played an important role in building relationships with individual and small groups of physicians, pharmacies and dentists. These companies promote MEDE AMERICA's EDI products as modular additions to their practice management software. MEDE AMERICA has also won endorsements from 18 state dental associations, representing nearly half of all dentists in practice today. The Company's sales channels include targeting dental practice management companies and payor-driven programs aimed at their network providers. Recent significant expansion of MEDE AMERICA's direct connectivity to dental payors has contributed to its ability to generate revenue from this market while at the same time eliminating its dependence on other processors and clearinghouses.

RESEARCH AND DEVELOPMENT

     As of December 31, 1998, the Company employed 86 people in the areas of product design, research and development, and 41 people in the areas of quality assurance and technical support. The Company's product development strategy is focused on continuous enhancement of its existing products to increase their functionality and ease of use, and the development of new products for additional EDI transactions and telecommunications offerings. Particular attention is devoted to the ongoing integration of developed and acquired systems and applications into a consolidated suite of EDI product offerings and supporting services for the markets served by the Company.

     In the Company's 1996, 1997 and 1998 fiscal years, research and development expenditures totaled $2,132,000, $3,278,000 and $3,941,000, respectively, representing approximately 7%, 9% and 9%, respectively, of the Company's total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TECHNOLOGY AND OPERATIONS

     MEDE AMERICA recognizes the crucial role of technology and telecommunications in the EDI marketplace. Since the beginning of fiscal 1996, the Company has acquired new hardware and software and made data center improvements costing more than $5.0 million. As a result, the Company is currently operating at approximately one-third of its operating capacity. The continuing use of newer emerging technologies and platforms has contributed significantly to the Company's current operational position. Examples of such innovations include the use of Internet technologies for data transmissions, on-line transaction monitoring tools and development of Windows-based front-end applications for clients.

Advanced Open Architecture

     MEDE AMERICA's products and applications offer clients the benefits of an "open architecture" EDI system. As a result, a client's system can expand or change without incurring significant incremental capital expenditures for hardware or software. The open architecture of the Company's systems also improves reliability and connectivity, and facilitates the cross selling of MEDE AMERICA's products, in part because of the following characteristics:

   o SCALABILITY. The Company's systems are designed to take full advantage of the client/server environment, UNIX operating systems and Redundant Array of Inexpensive Disks ("RAID") technology, allowing clients to expand their processing capacity in order to accommodate the growth of their businesses.

   o MODULARITY. The Company's client/server systems have been developed with discrete functionality that can be replicated and utilized with additional hardware. This modularity enables MEDE AMERICA to optimize application and hardware performance.

   o REDUNDANCY. The implementation of a dual site, geographically dispersed On-Line Transaction Processing ("OLTP") switch (Twinsburg, Ohio and
      Mitchel Field, New York) and RAID technology for batch processing significantly reduces the risk of business interruption. Each site is designed to be entirely self-supporting.

   o OPEN SYSTEMS. Through the use of an open systems architecture MEDE AMERICA is able to add new functionality to applications without re-designing its applications or architecture.

   o INDUSTRY STANDARDS. Through the adoption and active use of pertinent standards for healthcare EDI processing, MEDE AMERICA can support client and payor processing requirements and provide standard interfaces to other EDI processing organizations.

   o EASE OF USE. The Company's products are either Windows-based or GUI-based and function in UNIX, Novell and Windows NT operating environments, thereby enhancing ease of use by MEDE AMERICA's clients.

   o TELECOMMUNICATIONS OFFERINGS. MEDE AMERICA is an early adopter of emerging telecommunications systems enabling the Company to migrate to newer services, such as ISDN, dial to packet, frame relay, virtual private networks and Internet communications. These new offerings provide the Company with a competitive advantage through improved service levels or pricing. To ensure reliable connectivity to its EDI clients, the Company has established relationships with multiple telecommunications vendors.

COMPETITION

     Competition in the market for the Company's products and services is intense and is expected to increase. The EDI market is characterized by rapidly changing technology, evolving user needs and frequent introduction of new products. Many of the Company's competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than the Company. In addition, many of the Company's competitors also currently have, or may develop or acquire, substantial installed client bases in the healthcare industry. As a result of these factors, the Company's competitors may be able to respond more quickly to new or emerging technologies, changes in client requirements and political, economic or regulatory changes in the healthcare industry, and may be able to devote greater resources to the development, promotion and sale of their products than the Company.

     The Company's principal competitors include National Data Corporation, Envoy Corporation and SSI, Inc. in claims processing and eligibility verification; QuadraMed Corporation in claims processing; Medifax, Inc. and HDX Healthcare Data Exchange Corporation in eligibility verification; and Envoy Corporation in the dental market. MEDE AMERICA also may face potential competition from other companies not currently involved in healthcare electronic data transmission, which may enter the market as EDI becomes more established. The Company believes that existing and potential clients in the healthcare EDI market evaluate the products and services of competing EDI providers on the basis of the compatibility of the provider's software, cost, ease of installation, the range of applications available, the quality of service and the degree of payor connectivity. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations. During the past several years, the healthcare industry has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. For example, legislation has been proposed that would mandate standards and impose restrictions on the Company's ability to transmit healthcare data and recently, Congress has had under consideration proposals to reform the healthcare system. While some of these proposals, if enacted, could increase the demand for EDI products and services in the healthcare industry by emphasizing cost containment, they might change the operating environment for the Company's clients in ways that cannot be predicted. Healthcare organizations could react to these proposals by curtailing or deferring investments, including those for the Company's products and services.

     The confidentiality of patient records and the circumstances under which such records may be released for inclusion in the Company's databases are subject to substantial regulation. State laws and regulations govern both the disclosure and the use of confidential patient medical record information. Although compliance with these laws and regulations is at present principally the responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are evolving rapidly. The Health Insurance Portability and Accountability Act, passed in 1997, mandates the establishment of national standards for the confidentiality of patient data, as well as record keeping, data format and data security obligations that will apply to transaction processors, among others. It is possible that standards so developed will necessitate changes to the Company's operations. Additional legislation governing the dissemination of medical record information has been proposed at both the federal and state levels. This legislation may require holders of such information to implement security measures that may require substantial expenditures by the Company. There can be no assurance that changes to state or federal laws will not materially restrict the ability of healthcare providers to submit information from patient records using the Company's products. See "Risk Factors -- Proposed Healthcare Data Confidentiality Legislation."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. The Company believes that some systems with which its own computers interact (for example, some payor and practice management systems) are not yet Year 2000 compliant. In addition, certain of the Company's internally developed software and software on which its systems operate are not yet Year 2000 compliant. The applications running on these systems are expected to be discontinued, migrated to other systems or corrected before 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance." However, there can be no assurance that the Company's systems will achieve Year 2000 compliance in a timely manner, if at all. See "Risk Factors -- Year 2000 Compliance."

EMPLOYEES

     As of December 31, 1998, the Company employed 405 people, including 110 in operations, 98 in sales and marketing, 66 in client services, 86 in research and development, 35 in finance and administration and ten in corporate. None of the Company's employees is represented by a union or other collective bargaining group. The Company believes its relationship with its employees to be satisfactory.

FACILITIES

     The following chart summarizes the Company's facilities and their monthly transaction capacities:

                                                                            ESTIMATED
                                                                             MONTHLY
                                                                           TRANSACTION        OWNED/LEASE
           FACILITY             PERSONNEL         TRANSACTION TYPE           CAPACITY       EXPIRATION DATE
------------------------------ ----------- ------------------------------ ------------- ----------------------
Ohio (Primary Medical and          152     Eligibility                      2,000,000   Owned
 Pharmacy Data Center)                     Real-Time Benefit Management     6,000,000
                                           Switching                       48,000,000
                                           Claims                           3,000,000

New York (Secondary Medical         35     Eligibility                      2,000,000   January 2003
 and Pharmacy Data Center)                 Enrollment                          25,000
Georgia (Dental Data Center)        57     Dental Claims                    1,600,000   January 2001
Corporate Headquarters,            140     Real-Time Benefit Management     2,000,000   Various dates between
 Sales & Development                                                                    January 1999 and Feb-
 Offices (5 sites) and                                                                  ruary 2003.
 PBM Processing

St. Louis (HII Facility)            21     Claims                                N/A1   May 2005

----------
1 All claims of this facility are outsourced to a third party mainframe processor.

INTELLECTUAL PROPERTY

     The Company considers its methodologies, computer software and many of its databases to be proprietary. The Company relies on a combination of trade secrets, copyright and trademark laws, contractual provisions and technical measures to protect its rights in various methodologies, systems, products and databases. The Company has no patents covering its software technology. Due to the nature of its application software, the Company believes that patent and trade secret protection are less significant than the Company's ability to further develop, enhance and modify its current products. However, any infringement or misappropriation of the Company's proprietary software and databases could disadvantage the Company in its efforts to retain and attract new clients in a highly competitive market and could cause the Company to lose revenues or incur substantial litigation expense. The Company seeks to protect its proprietary information through nondisclosure agreements with its consultants, clients and potential clients, and limits access to, and distribution of, its proprietary information. See "Risk Factors -- Dependence on Intellectual Property; Risk of Infringement."

     Substantial litigation regarding intellectual property rights exists in the software industry, and the Company expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in the Company's industry segment grows and the functionality of products overlaps. Although the Company believes that its products do not infringe on the intellectual rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. See "Risk Factors -- Dependence on Intellectual Property; Risk of Infringement."

LEGAL PROCEEDINGS

     In June 1995, the Company acquired substantially all of the assets of Latpon for a purchase price of $2,470,000, plus the assumption of approximately $963,000 of liabilities. On June 6, 1998, Curtis J. Oakley filed a complaint with the Supreme Court of the State of New York, County of Nassau asserting multiple causes of action against several persons, including a cause of action naming the Company as a defendant, based on his alleged ownership of a 22% interest in Latpon. According to the complaint, Mr. Oakley's claim against the Company is for $2 million or such other amount as may be equivalent to the present value of his alleged ownership interest in Latpon's predecessor. The Company believes that it is fully indemnified by the former owners of Latpon under the Latpon acquisition agreement against any costs or damages arising from this claim. By letter dated July 10, 1998, one of the former owners of Latpon confirmed that he would indemnify the Company in accordance with the terms of the acquisition agreement. On August 25, 1998, the Company filed a motion to dismiss this claim. That motion was granted on January 27, 1999.

RECENT DEVELOPMENTS

     On October 30, 1998, the Company acquired all the outstanding shares of stock of HII, a St. Louis, Missouri based provider of EDI transaction processing services to hospitals and physician groups in the midwest. Prior to such acquisition, HII was a subsidiary of RightCHOICE and General American. The Company acquired HII for a total cash payment of approximately $11.7 million, including transaction expenses. Immediately prior to the acquisition, HII's "Intercare" and "Telemedical" businesses were divested in separate transactions. The Company did not acquire such businesses or any proceeds from the disposition thereof.

     The HII acquisition was financed by an amendment to the Credit Facility increasing the facility to $36,000,000. To induce investment funds affiliated with WCAS and WBCP to guarantee this increase, on October 7, 1998, the Company granted to such funds the 1998 Guaranty Warrants to purchase an aggregate 84,050 shares of the Company's Common Stock at a per share exercise price equal to the price of the Common Stock to the public in the Offering or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The difference between the two prices reflects, in the Company's view, the incremental value of a share of Common Stock resulting from the Offering and the concurrent Recapitalization. The 1998 Guaranty Warrants are immediately exercisable and may be exercised up to five years from the date of grant.

     On January 26, 1999, the Company entered into a Credit Agreement with NationsBank, N.A., as Administrative Agent, NationsBanc Montgomery Securities LLC, as Syndication Agent, and the Company's subsidiaries as Guarantors. The New Credit Facility provides for a $25 million revolving credit facility that matures on January 26, 2002. The New Credit Facility is not guaranteed by any third party, but is secured by substantially all of the Company's assets including the stock of the Company's subsidiaries. The New Credit Facility contains various covenants and conditions, including those relating to Year 2000 compliance, changes in control and management and restrictions on the payment of dividends on the Common Stock. See "Dividend Policy."

     The closing of the initial lending under the New Credit Facility is anticipated to take place simultaneously with the consummation of the Offering. Such closing is subject to a number of conditions and covenants on the part of the Company. Assuming that the initial lending under the New Credit Facility takes place as scheduled, the Company intends to borrow sufficient funds under the New Credit Facility in order to repay all amounts outstanding under the existing Credit Facility. There can be no assurance that the closing of the initial lending under the New Credit Facility will take place on the terms contemplated or otherwise.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

               NAME                   AGE    POSITION
               ----                   ---    --------

Thomas E. McInerney(2) ...........    56     Chairman of the Board of Directors
Thomas P. Staudt .................    46     President and Chief Executive Officer, Director
Richard P. Bankosky ..............    56     Chief Financial Officer, Treasurer and Secretary
James T. Stinton .................    48     Chief Information Officer
William M. McManus ...............    43     Senior Vice President and General Manager -- Pharmacy
Linda K. Ryan ....................    51     Senior Vice President and General Manager -- Medical
Roger L. Primeau .................    55     Senior Vice President and General Manager -- Dental
Anthony J. de Nicola(1) ..........    34     Director
Timothy M. Murray(1)(2) ..........    46     Director

----------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Set forth below is information about each of the Company's executive officers and directors.

     THOMAS E. MCINERNEY has been Chairman of the Board of Directors of the Company since March 1995 and a general partner of WCAS, an investment firm which specializes in the acquisition of companies in the information services and healthcare industries, since September 1986. Prior to joining WCAS, Mr. McInerney was President and Chief Executive Officer of Dama Telecommunications Corporation, a voice and data communications services company which he co-founded in 1982. Mr. McInerney has also been President of the Brokerage Services Division and later Group Vice President-Financial Services of ADP, with responsibility for the ADP divisions that serve the securities, commodities, bank, thrift and electronic funds transfer industries, and has held positions with the American Stock Exchange, Citibank and American Airlines. Mr. McInerney holds a B.A. degree from St. Johns University, and attended New York University Graduate School of Business Administration. He is a director of Aurora Electronics, Inc., The BISYS Group, Inc. and several private companies.

     THOMAS P. STAUDT has been a director and the President and Chief Executive Officer of the Company since March 1995. He served as President and Chief Operating Officer of CES from May 1993, and as a director from August 1994, until the sale of CES to First Data Corporation and the formation of the Company in March 1995. At CES, Mr. Staudt was responsible for credit card and healthcare transaction processing operations. Prior to joining CES, Mr. Staudt was President and Chief Operating Officer of Harbridge Merchant Services, Inc., which he joined in December 1991. Mr. Staudt has also held positions with A.C. Nielsen, a subsidiary of Dun & Bradstreet Corporation, and Wells Fargo Bank. Mr. Staudt holds a B.S. degree from the U.S. Naval Academy and an M.B.A. from San Francisco State University.

     RICHARD P. BANKOSKY has been Chief Financial Officer, Treasurer and Secretary of the Company since May 1996. He served as Chief Financial Officer and Treasurer for TII Industries, Inc. from April 1995 to February 1996. Prior to joining TII, he was Chief Financial Officer, Treasurer and Secretary for TSI International Software Ltd from February 1989 to April 1995. Mr. Bankosky also served as Chief Financial Officer and Secretary for V Band Systems Inc., was founder and Chief Operating Officer of NCR Credit Corporation and served as Director of Corporate Development at NCR Corporation. He holds a B.E.E. degree in Computers and Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Adelphi University.

     JAMES T. STINTON has been Chief Information Officer of the Company since October 1995. He served as Release Manager at Charles Schwab & Company from April 1992 to September 1995. In that position he was responsible for the development, coordination, testing and implementation for the Microsoft NT and UNIX Client Server software. Prior to joining Charles Schwab & Company, he was POS Systems Architect and Vice President at Wells Fargo Bank from February 1982 to April 1992. Mr. Stinton holds a degree from ONC Business Studies, Coventry Technical College, Coventry, England, and a graduate certificate from Consumer Banking Association, Retail Banking Management, McIntire Business School of the University of Virginia.

     WILLIAM M. MCMANUS has been Senior Vice President and General Manager -- Pharmacy of the Company since February 1996. From February 1996 through July 1998 he was Senior Vice President and General Manager -- Pharmacy and Medical, and from April 1994 through February 1996 he was head of pharmacy system sales for National Data Corporation. In that position he had overall responsibility for sales, marketing and product management programs. Prior to April 1994, Mr. McManus held senior level positions at OmniSYS, Inc., Healthcare Computer Corporation, PDX, Inc., and the computer division of Foxmeyer Corporation. Mr. McManus holds a B.S. degree in Health and Physical Education from the University of South Carolina and completed postgraduate courses in education and pharmacy at the University of South Carolina.

     LINDA K. RYAN has been Senior Vice President and General Manager -- Medical of the Company since July 1998. In April 1995 she joined the Company as Vice President of Marketing and Product Management. From June 1990 through April 1995 she served as the Director of the Single Payor Demonstration Program at the New York State Department of Health. The program was responsible for introducing healthcare EDI in New York State. Ms. Ryan has also served as Director of New York's Community Health Management Information System and held several key positions in New York State's Medicaid program and as a health care researcher at Johns Hopkins and Albany Medical College. Ms. Ryan holds a Bachelor's Degree from the University at Stony Brook in New York and a Master of Arts degree from the College of William and Mary in Virginia.

     ROGER L. PRIMEAU has been Senior Vice President and General Manager -- Dental of the Company since October 1996. From August 1989 through June 1996 he was Vice President, Administration and Customer Relations of National Electronic Information Corporation ("NEIC"). Prior to joining NEIC, Mr. Primeau worked at Columbia Life Insurance Co. and Aetna Life & Casualty in a variety of management positions. Mr. Primeau holds a B.S. degree in Biology from Holy Cross College.

     ANTHONY J. DE NICOLA has been a director of the Company since March 1995 and has been a general partner of WCAS since April 1994. Prior to joining WCAS, Mr. de Nicola was an associate at William Blair & Company, L.L.C., an investment banking firm with which he had been affiliated since 1990. Previously, Mr. de Nicola worked in the Mergers and Acquisitions Department of Goldman Sachs & Co. and held positions at McKinsey & Company and IBM. Mr. de Nicola holds a B.A. degree from DePauw University and an M.B.A. from Harvard Business School. He is a director of SEER Technologies, Inc. and several private companies.

     TIMOTHY M. MURRAY has been a director of the Company since March 1995 and is a principal of William Blair & Company, L.L.C., an investment banking firm with which he has been associated since 1979. He has also been the managing partner of William Blair Leveraged Capital Fund since its formation in 1988 and is a Managing Director of WBCP. Mr. Murray holds a B.A. degree from Duke University and an M.B.A. from the University of Chicago. He is a director of Daisytek International Corporation and several private companies.

THE BOARD OF DIRECTORS

COMMITTEES OF THE BOARD OF DIRECTORS

     The only standing committees of the Board of Directors of the Company are the Audit Committee and the Compensation Committee. The Audit Committee reviews the results and scope of audits and other services provided by the Company's independent public accountants. Its members are Messrs. de

Nicola and Murray. In May 1998, the Board of Directors constituted a Compensation Committee composed of Messrs. McInerney and Murray which will be responsible for making recommendations concerning salaries and incentive compensation for executive officers of the Company. Prior to May 1998, the Board of Directors had sole responsibility for establishing executive officer compensation. Thomas P. Staudt, the Company's President and Chief Executive Officer, participated in the deliberations of the Board concerning executive compensation.

COMPENSATION OF DIRECTORS

     Prior to the Offering, the directors of the Company received no compensation in respect of their service on the Board of Directors. Following the Offering, under the "New Stock Plan" (as defined in, and described more fully under, "-- Employee Benefit Plans"), each director who is not an employee of the Company or any parent, subsidiary or affiliate of the Company and is not (and is not affiliated with) a beneficial owner of 5% or more of the voting stock of the Company (a "non-employee director") will be paid an annual retainer of $7,500, plus $1,000 for each Board of Directors or committee meeting attended, and will receive annually a non-qualified stock option to purchase up to 1,000 shares of Common Stock at the fair market value of the Common Stock on the date of grant.

     Directors are entitled to reimbursement for out-of-pocket expenses incurred while attending meetings of the Board of Directors or committee meetings.

DESIGNATED DIRECTOR

     The Company and the principal stockholders associated with WCAS and WBCP have agreed that, following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation paid by the Company to its Chief Executive Officer and each of the four other most highly paid executive officers of the Company (the "Named Executive Officers") in the 1998 fiscal year:

                          SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                    ANNUAL COMPENSATION                  AWARDS
                                        ------------------------------------------- ---------------
                                                                                       SECURITIES
                                                                     OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION              SALARY($)   BONUS($)(1)   COMPENSATION($)   OPTIONS(#)(2)   COMPENSATION($)
--------------------------------------- ----------- ------------- ----------------- --------------- ----------------
Thomas P. Staudt ......................  185,833       150,000              --          229,141            --
 President and Chief Executive
 Officer
Richard P. Bankosky ...................  136,969        55,000              --           34,915            --
 Chief Financial Officer, Treasurer
 and Secretary
William M. McManus ....................  133,269        55,000              --           39,279            --
 Senior Vice President and General
 Manager -- Pharmacy and Medical
Roger L. Primeau ......................  121,050        25,000          27,900           23,567            --
 Senior Vice President and General
 Manager -- Dental
James T. Stinton ......................  158,878        50,000              --           40,371            --
 Chief Information Officer ............

----------
(1) Bonuses are granted under a bonus formula annually established by the Board of Directors, based upon the performance (measured by EBITDA) of the Company (or certain operating divisions thereof). Unless a specified percentage of the EBITDA target is achieved, no bonus is paid. EBITDA targets are adjusted to reflect accounting changes, acquisitions and other significant, one-time events.

(2) Total number granted through June 30, 1998 (exercised and unexercised).

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding grants of options to purchase Common Stock in fiscal 1998 to each of the Named Executive
Officers:

                                                                                                 POTENTIAL
                                                                                                 REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                                                              ANNUAL RATES OF
                                                                                                   STOCK
                                                                                             PRICE APPRECIATION
                                                    INDIVIDUAL GRANTS                        FOR OPTION TERM(1)
                              -------------------------------------------------------------- ------------------
                                    NUMBER OF          % OF TOTAL
                                   SECURITIES       OPTIONS GRANTED    EXERCISE
                               UNDERLYING OPTIONS   TO EMPLOYEES IN     PRICE     EXPIRATION
                                   GRANTED(#)        FISCAL YEAR(2)   ($/SHARE)      DATE      5%($)    10%($)
                              -------------------- ----------------- ----------- ----------- -------- ---------
Thomas P. Staudt ............         8,729               10.65%          5.73     3/5/08    31,424     79,696
Richard P. Bankosky .........         5,455                6.66%          5.73     3/5/08    19,638     49,804
William M. McManus ..........        12,001               14.65%          5.73         (3)   43,204    109,569
Roger L. Primeau ............         5,455                6.66%          5.73         (4)   19,638     49,804
James T. Stinton ............         5,455                6.66%          5.73     3/5/08    19,638     49,804

----------
(1) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. The assumed 5% and 10% annual rates of appreciation (compounded annually) over the term of the option are set forth in accordance with the rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock price appreciation.

(2) Based upon total grants of options to purchase 81,926 shares in fiscal year 1998.

(3) Of such options, 2,182 expire July 31, 2007, 3,273 expire December 30, 2007 and 6,546 expire March 5, 2008.

(4) Of  such options, 2,182 expire July 31, 2007 and 3,273 expire March 5, 2008.

AGGREGATED  OPTION  EXERCISES  IN  LAST  FISCAL  YEAR AND FISCAL YEAR-END OPTION
VALUES

                                NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                    UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                       JUNE 30, 1998(#)                  JUNE 30, 1998($)
                                -------------------------------   ------------------------------
                                 EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                                -------------   ---------------   -------------   --------------
Thomas P. Staudt ............      109,551          97,767           $373,908        $322,136
Richard P. Bankosky .........            0          23,567                  0          72,286
William M. McManus ..........       15,711          23,568             45,688          68,544
Roger L. Primeau ............        3,622          19,945             11,976          60,310
James T. Stinton ............       13,529          26,842             45,732          83,486

SEVERANCE AGREEMENTS

     The Company maintains severance agreements with each of its executive officers providing for salary continuation for a period of six months (twelve months in the case of Mr. Staudt) if the executive is terminated for any reason other than malfeasance, misconduct or moral turpitude.

NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENTS

     Each executive officer and certain other employees of the Company have entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with the Company, the terms of which are as follows. For a term of 12 months following the cessation of such employee's employment with the

Company, the employee will neither compete with the Company in the United States nor solicit any customer or employee of the Company. In addition, the employee will not disclose any trade secrets (as defined in the agreement) and, for a term of 12 months following the cessation of his or her employment by the Company, will not disclose any confidential information (as defined in the agreement).

EMPLOYEE BENEFIT PLANS

     Under the MEDE AMERICA Corporation and its Subsidiaries Stock Option and Restricted Stock Purchase Plan (the "Stock Plan"), up to 655,000 shares of Common Stock are reserved for issuance to the officers and employees of the Company. These shares may be issued either outright, as restricted stock awards, or they may be issued pursuant to either "incentive stock options" under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or "non-qualified" stock options. As of December 31, 1998, options to purchase up to an aggregate 482,823 shares of Common Stock were outstanding, of which 233,668 options were exercisable. The weighted average exercise price for all options granted under the Stock Plan is $4.84 per share. Following the Offering, the Board of Directors has provided that no additional grants or awards will be made under the Stock Plan.

     Under the MEDE AMERICA Corporation and its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan (the "New Stock Plan"), a variety of awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), "non-qualified" stock options, restricted stock awards and other stock-based awards, may be granted to officers, employees, directors, consultants and advisors of the Company and its subsidiaries. An aggregate 1,500,000 shares of Common Stock are currently reserved for issuance under the New Stock Plan. The Board of Directors will initially administer the New Stock Plan, but may delegate such responsibility to a committee of the Board (the "Plan Administrator").

     The terms and conditions of individual awards made to employees and consultants and, except as described below, non-employee directors, may vary, subject to the following guidelines: (i) the exercise price of options may not be less than 85% of the fair market value of the Common Stock on the date of grant provided, however, that neither (a) the exercise price of incentive stock options nor (b) the exercise price of non-qualified stock options intended to qualify as "performance-based compensation" within the meaning of the Code may be less than 100% of the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to a stockholder owning in excess of 10% of the total combined voting power of all classes of Company stock, 110% of the fair market value); (ii) the maximum number of shares of Common Stock which may be the subject of awards granted to any employee under the New Stock Plan during any calendar year may not exceed 300,000; (iii) the term of incentive stock options may not exceed ten years from the date of grant; and (iv) no awards may be granted after June 30, 2008.

     Except as described below with respect to non-employee directors, the Plan Administrator determines, within the guidelines set forth above, the amount of each award, the conditions and limitations applicable to the exercise of an option, the exercise price therefor and the form of payment that may be used to exercise the award, which may include cash, check, shares of Common Stock and promissory notes.

     Each non-employee director automatically receives non-qualified stock options to purchase up to 1,000 shares of Common Stock upon his or her initial election to the Board of Directors and upon each anniversary thereof upon which he or she is still serving as a director. The exercise price for each such option is the fair market value on the date of grant. Non-employee director options vest six months after grant and the exercise period may not exceed ten years, provided that, subject to certain exceptions in the event of death or disability, no non-employee director options may be exercised more than 90 days after such director ceases to serve as a director.

     The Board of Directors may grant restricted and unrestricted share awards entitling recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or a part of such shares at their purchase price from the recipient in the event that conditions specified by the Plan Administrator are not satisfied prior to the end of the applicable restricted period. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered during the applicable restricted period. The Plan Administrator may, in its sole discretion, grant or sell (at a purchase price per share equal to at least 85% of the fair market value) shares of Common Stock free of any restrictions under the New Stock Plan. In the event of a merger or sale of all or substantially all the assets of the Company, the Board of Directors may, in its discretion, take any one or more of certain actions including accelerating all unvested or unrealizable awards, terminating all unexercised options and requiring the acquiring company to assume all outstanding awards.

     While the Company currently anticipates that most grants under the New Stock Plan will consist of stock options, the Company may also grant restricted stock awards, which entitle recipients to acquire shares of Common Stock subject to certain conditions. Options or other awards that are granted under the New Stock Plan but expire unexercised are available for future grants. Vesting of options under the New Stock Plan would be subject to acceleration at the discretion of the Board of Directors under certain circumstances.

     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), employees of the Company, including directors of the Company who are employees, are eligible to participate in semi-annual plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the date the offering terminates. The first offering period under the Purchase Plan will not commence until the completion of the Offering.

     On July 23, 1998, the Board of Directors determined to grant options to purchase an aggregate 400,000 shares of Common Stock under the New Stock Plan to certain employees of the Company (including the Named Executive Officers) contingent upon consummation of the Offering. Such options, which include both incentive and non-qualified stock options, will have an exercise price equal to the price to the public in the Offering and generally will vest ratably over four years from the date of grant except that the initial installment of options to be granted to certain executive officers, including the Named Executive Officers, will vest immediately upon consummation of the Offering. The grants to be received by each of the Named Executive Officers are as follows: 160,000 shares for Mr. Staudt, 40,000 shares for each of Messrs. Bankosky and McManus, 16,000 shares for Mr. Primeau and 30,000 shares for Mr. Stinton.

     On November 15, 1998, the Board of Directors determined to grant options (such grant to be effective as of the date of the Offering) to purchase an aggregate 51,500 shares of Common Stock under the New Stock Plan to certain employees of the Company, most of whom were formerly employed by HII. Such options will be incentive stock options, will have an exercise price equal to the price to the public in the Offering and generally will vest ratably over four years from the date of grant.

                             CERTAIN TRANSACTIONS

     In June 1995, the Company acquired MEDE OHIO, through a merger between the Company and the parent of MEDE OHIO ("Parent"). Parent was owned by Welsh, Carson, Anderson & Stowe V, L.P. ("WCAS V"), which had formed Parent to acquire MEDE OHIO in an all cash merger that was consummated in March 1995. The acquisition price of MEDE OHIO, including amounts required to finance the merger and to provide MEDE OHIO with working capital and pre-merger bridge financing, was approximately $22.6 million. The exchange ratio in the merger between Parent and the Company was based on the acquisition cost of MEDE OHIO and an independent valuation of the Company that was performed in connection with the spin-off of the Company by CES. In the merger and a related offering to raise working capital for the Company, the Company issued an aggregate 1,772,351 shares of Common Stock and 171,869 shares of Preferred Stock to investment funds and individuals affiliated with WCAS, and an aggregate 189,465 shares of Common Stock and 29,087 shares of Preferred Stock to investment funds affiliated with WBCP.

     In October 1995, WCAS V and Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI") each advanced the Company $1.75 million as bridge financing for the Company's acquisition of EC&F and Premier. The loan bore interest at the rate of 10% per annum and matured on December 31, 1995. The Company repaid the loan in December 1995.

     On December 18, 1995, the Company issued to its four principal stockholders, WCAS V, WCAS VI, William Blair Capital Partners V, L.P. ("Blair V"), and William Blair Leveraged Capital Fund, Limited Partnership ("Blair LCF"), warrants to purchase an aggregate 52,532 shares of Common Stock at an exercise price of $4.58 per share in connection with their agreement to guarantee the Company's obligations under the Credit Facility.

     On January 10, 1997, the Company increased the amount of available borrowings under the Credit Facility, and in connection therewith, WCAS V, WCAS VI, Blair V and Blair LCF each agreed to guarantee payment of a portion of the additional debt to be incurred under the increased credit line. In consideration for such guarantees, the Company issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 18,330 shares of Common Stock. The warrants have a ten-year term and the exercise price thereunder is $5.73 per share.

     On October 31, 1997, the Company increased the amount of available borrowings under the Credit Facility, and in connection therewith, WCAS V, WCAS VI, Blair V and Blair LCF each agreed to guarantee payment of a portion of the additional debt to be incurred under the increased credit line. In consideration for such guarantees, the Company issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 34,200 shares of Common Stock. The warrants have a ten year term and the exercise price thereunder is $5.73 per share.

     On February 14, 1997, the Company issued a 10% Senior Subordinated Note due February 14, 2002 in the principal amount of $25,000,000, plus an aggregate 370,993 shares of Common Stock, to WCAS Capital Partners II, L.P. ("WCAS CP II"), for an aggregate purchase price of $25,000,000. WCAS CP II is an affiliate of each of WCAS V and WCAS VI, and Thomas McInerney and Anthony de Nicola, both directors of the Company, are general partners of the sole WCAS CP II general partner. The Company intends to use the proceeds of the Offering to repay in full the 10% Senior Subordinated Note and to reduce the indebtedness under the Credit Facility. See "Use of Proceeds." The Company does not anticipate further borrowing from or seeking further loan guarantees from any of the entities referred to above.

     In connection with the issuance and sale of its 10% Senior Subordinated Note to WCAS CP II, the Company granted to WCAS CP II certain demand and "piggyback" registration rights pursuant to a Registration Rights Agreement, dated as of February 14, 1997 between the Company and WCAS CP II. In addition, the Company has granted demand and piggyback registration rights to Medic with respect to the shares of Common Stock issuable upon exercise of the Medic Warrant.

     On July 17, 1998, the Company granted to Medic the Medic Warrant to acquire 1,250,000 shares of the Company's Common Stock a per share exercise price equal to the price of the Common Stock to the public in the Offering or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The difference between the two alternative prices reflects, in the Company's view, the incremental value of a share of Common Stock resulting from the Offering and the concurrent
Recapitalization. The Medic Warrant vests over a two year period and may be exercised up to five years after the date of grant. The Company and the principal stockholders associated with WCAS and WBCP have agreed that, following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.

     The terms of the Preferred Stock have been amended to provide for conversion of the aggregate liquidation value of the Preferred Stock including accrued but unpaid dividends into Common Stock at the price per share received by the Company upon the consummation of its initial public offering; provided further, however, that cash realized by the Company upon any exercise of the Underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into Common Stock. In addition, in connection with the Offering, the holders of the outstanding warrants (other than the Medic Warrant and the 1998 Guaranty Warrants) agreed to exercise all such warrants by the net issuance exercise method for an aggregate 63,398 shares of Common Stock. WCAS V, WCAS VI, Blair V and Blair LCF are the owners of an aggregate 193,100 shares of Preferred Stock, and warrants to purchase 52,532 and 52,530 shares of Common Stock, at exercise prices of $4.58 and $5.73 per share, respectively.

     On October 7, 1998, in connection with their agreement to extend their guaranty of the Company's obligations under the Credit Facility to cover an additional $16 million of indebtedness, the Company issued to WCAS V and Blair V warrants to purchase an aggregate 84,050 shares of Common Stock at a per share price equal to the price of the Common Stock to the public in the Offering, or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The warrants are immediately exercisable and may be exercised up to five years from the date of grant.

     Blair V and Blair LCF, and Timothy Murray, a director of the Company, are each affiliates of William Blair & Company, L.L.C., an underwriter of the Offering. See "Underwriting."

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 1, 1999, and as adjusted to reflect the sale of Common Stock offered hereby, by (i) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. The numbers of shares set forth below give effect to the Recapitalization and the Reverse Stock Split. Unless otherwise indicated, the address for each stockholder is c/o the Company, 90 Merrick Avenue, Suite 501, East Meadow, New York 11554.

                                                         SHARES BENEFICIALLY OWNED(1)
                                                    --------------------------------------
                                                                    PERCENTAGE OWNED(2)
                                                                  ------------------------
                                                                    BEFORE        AFTER
       NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER      OFFERING      OFFERING
-------------------------------------------------   -----------   ----------   -----------
Welsh, Carson, Anderson & Stowe (3) .............    6,019,690       72.30%        46.51%
 320 Park Avenue, 25th Floor
 New York, NY 10019

William Blair & Co., L.L.C. (4) .................      968,711       11.71%         7.51%
 222 West Adams Street
 Chicago, Illinois 60606

Southlake & Co., as Nominee .....................      641,087        7.76%         4.98%
 c/o State Street Bank & Trust Co.
 222 Franklin Street -- Concourse
 Boston, MA 02110

Thomas P. Staudt (5) ............................      213,347        2.54%         1.64%
Richard P. Bankosky (6) .........................       12,873           -             -
James T. Stinton (7) ............................       21,603           -             -
William M. McManus (8) ..........................       22,256           -             -
Linda K. Ryan (9) ...............................        1,918           -             -
Roger L. Primeau (10) ...........................        8,334           -             -
Thomas E. McInerney (11) ........................    5,882,464       70.65%        45.45%
 320 Park Avenue, 25th Floor
 New York, NY 10019

Anthony J. de Nicola (12) .......................    5,857,708       70.35%        45.26%
 320 Park Avenue, 25th Floor
 New York, NY 10019

Timothy M. Murray (13) ..........................      965,447       11.67%         7.49%
 222 West Adams Street
 Chicago, Illinois 60606

All current directors and executive officers as a    7,133,781       83.40%        54.17%
 group (9 persons) ..............................


----------
 -  Represents beneficial ownership of less than 1% of the Common Stock.

 (1) Gives effect to the Recapitalization and the Reverse Stock Split. Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) The percentages shown are based on 8,259,009 shares of Common Stock outstanding on February 1, 1999, plus, as to each entity or group listed unless otherwise noted, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act as of such date, assuming exercise of options held by such holder that are exercisable within 60 days of the date of this Prospectus.

 (3) Includes 2,667,029 shares of Common Stock held by WCAS V, 2,682,334 shares of Common Stock held by WCAS VI, 64,573 shares of Common Stock held by WCAS Information Partners L.P. ("WCAS Info."), 370,993 shares of Common Stock held by WCAS CP II, 167,521 shares of Common Stock held by individual partners of WCAS, and warrants to purchase up to 67,240 shares of Common Stock held by WCAS V. Such partners are also partners of the sole general partner of each of the foregoing limited partnerships. The respective general partners of WCAS V, WCAS VI, WCAS Info. and WCAS CP II are WCAS V Partners, L.P., WCAS VI Partners, L.P., WCAS INFO Partners and WCAS CP II Partners. The individual partners of each of these partnerships include some or all of Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Richard H. Stowe, Thomas E. McInerney, Andrew M. Paul, Robert A. Minicucci, Anthony J. de Nicola and Laura M. VanBuren. The partners of WCAS who are also directors of the Company are Thomas E. McInerney (who is also Chairman of the Board of Directors) and Anthony J. de Nicola. Each of the foregoing persons may be deemed to be the beneficial owner of the Common Stock owned by WCAS.

 (4) Includes 623,250 shares of Common Stock held by Blair V, 325,387 shares of Common Stock held by Blair LCF, 3,264 shares of Common Stock held by an individual affiliated with WBCP, and warrants to purchase up to 16,810 shares of Common

     Stock held by Blair V. Timothy M. Murray, a partner of WBCP, is also a director of the Company and may be deemed to be a beneficial owner of the Company's Common Stock owned by WBCP.

 (5) Includes options to purchase up to 155,378 shares of Common Stock.

 (6) Includes options to purchase up to 1,527 shares of Common Stock.

 (7) Includes options to purchase up to 21,603 shares of Common Stock.

 (8) Includes options to purchase up to 22,256 shares of Common Stock.

 (9) Includes options to purchase up to 1,613 shares of Common Stock.

(10) Includes options to purchase up to 8,334 shares of Common Stock.

(11) Includes 2,667,029 shares of Common Stock held by WCAS V, 2,682,334 shares of Common Stock held by WCAS VI, 64,573 shares of Common Stock held by WCAS Info., 370,993 shares of Common Stock held by WCAS CP II, and warrants to purchase up to 67,240 shares of Common Stock held by WCAS V. Mr. McInerney disclaims beneficial ownership of such shares.

(12) Includes 2,667,029 shares of Common Stock held by WCAS V, 2,682,334 shares of Common Stock held by WCAS VI, 64,573 shares of Common Stock held by WCAS Info., 370,993 shares of Common Stock held by WCAS CP II, and warrants to purchase up to 67,240 shares of Common Stock held by WCAS V. Mr. de Nicola disclaims beneficial ownership of such shares.

(13) Includes 623,250 shares of Common Stock held by Blair V, 325,387 shares of Common Stock held by Blair LCF, and warrants to purchase up to 16,810 shares of Common Stock held by Blair V. Mr. Murray disclaims beneficial ownership of such shares.

                         DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. Upon completion of this Offering, and after giving effect to the Recapitalization and the Reverse Stock Split, there will be 12,874,409 shares of Common Stock (13,566,719 shares if the Underwriters' over-allotment option is exercised) and no shares of Preferred Stock outstanding. As of December 31, 1998, before giving effect to the Recapitalization but after giving effect to the Reverse Stock Split, there were 5,684,847 shares of Common Stock outstanding and 239,956 shares of Preferred Stock outstanding, held of record by 126 stockholders. In addition, as of December 31, 1998, before giving effect to the Recapitalization but after giving effect to the Reverse Stock Split, there were outstanding options to purchase 482,823 shares of Common Stock and warrants to purchase 105,062 shares of Common Stock. Pursuant to the Recapitalization, all such warrants will be exercised (on a "net exercise" basis) for an aggregate 63,398 shares, and all shares of Preferred Stock will be converted into an aggregate 2,510,763 shares of Common Stock (based on the aggregate liquidation preference of the Preferred Stock as of February 1, 1999, assuming no exercise of the Underwriters' over-allotment option) prior to the consummation of the Offering. On July 17, 1998, the Company issued to Medic a warrant to purchase 1,250,000 shares of the Company's Common Stock. On October 7, 1998, the Company issued to WCAS V and Blair V warrants to purchase an aggregate 84,050 shares of Common Stock. See "Prospectus Summary -- Recent Developments."

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities, subject to the liquidation preferences of the holders of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of this Offering and assuming no exercise of the Underwriters' over-allotment option, all of the outstanding shares of the Preferred Stock together with accrued but unpaid dividends thereon as of February 1, 1999 will be automatically converted at the public offering price into 2,510,763 shares of Common Stock.

     The Board of Directors is authorized, subject to certain limitations prescribed by Delaware law, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock, $.01 par value, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     On July 17, 1998, the Company granted to Medic the Medic Warrant to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The Medic Warrant vests over a two year period and may be exercised up to five years after the date of grant.

     On October 7, 1998, in connection with their agreement to extend their guaranty of the Company's obligations under the Credit Facility to cover an additional $16 million of indebtedness, the Company issued to WCAS V and Blair V, the 1998 Guaranty Warrants to purchase an aggregate 84,050 shares of Common Stock at a per share price equal to the price of the Common Stock to the public in the Offering, or, in the event that an initial public offering is not completed by March 31, 1999, at an exercise price equal to $8.00 per share. The 1998 Guaranty Warrants are immediately exercisable and may be exercised up to five years from the date of grant.

     In addition to the Medic Warrant and the 1998 Guaranty Warrants referred to above, as of December 31, 1998, four investors owned warrants to purchase 63,398 shares of Common Stock (on a "net exercise" basis), which will be exercised in full upon the closing of this Offering. The Medic Warrant and the 1998 Guaranty Warrants will remain outstanding following completion of the Offering. See "Certain Transactions."

DELAWARE LAWS AND CERTAIN CHARTER AND BYLAW PROVISIONS; ANTI-TAKEOVER MEASURES

     Upon the consummation of this Offering made hereby, the Company will be subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of
Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     All directors elected to the Company's Board of Directors serve until the next annual meeting of the stockholders and the election and qualification of their successors or their earlier death, resignation or removal. The Board of Directors is authorized to create new directorships and to fill such positions so created. The Board of Directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the vacant directorship.

     The Company's Bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting. The notice by a stockholder must contain, among other things, certain information about the stockholder delivering the notice and a description of the proposed business to be brought before the meeting.

     Certain of the provisions of the Amended and Restated Certificate of Incorporation and Bylaws discussed above could make more difficult or discourage a proxy contest or other change in the management of the Company or the acquisition or attempted acquisition of control by a holder of a substantial block of the Company's stock. It is possible that such provisions could make it more difficult to accomplish, or could deter, transactions which stockholders may otherwise consider to be in their best interests.

     As permitted by the DGCL, the Amended and Restated Certificate of Incorporation provides that Directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as Directors, except for liability (i) for any breach of their duty of loyalty to the Company and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 or successor provisions of the DGCL or (iv) for any transaction from which the Director derives an improper personal benefit.

     The Amended and Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify its Directors and officers to the fullest extent permitted by Delaware law (except in some circumstances, with respect to suits initiated by the Director or officer) and advance expenses to such Directors or officers to defend any action for which rights of indemnification are provided. In addition, the Amended and Restated Certificate of Incorporation and Bylaws also permit the Company to grant such rights to its employees and agents. The Bylaws also provide that the Company may enter into indemnification agreements with its Directors and officers and purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors, officers and employees.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price."

     Upon completion of this Offering, the Company expects to have 12,874,409 shares of Common Stock outstanding (excluding 482,823 shares reserved for issuance upon the exercise of outstanding stock options, 1,250,000 shares reserved for issuance upon the exercise of the Medic Warrant and 84,050 shares reserved for issuance upon the exercise of the 1998 Guaranty Warrants) (13,566,719 shares of Common Stock outstanding if the Underwriters' over-allotment option is exercised in full). Of these shares, the 4,615,400 shares offered hereby will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations imposed by Rule 144, as described below.

     All of the remaining 8,259,009 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act, or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Of the restricted securities, 620,926 shares are eligible for sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act. A total of 7,638,083 additional restricted securities will be eligible for sale in the public market in accordance with Rule 144 or 701 under the Securities Act beginning 90 days after the date of this Prospectus. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rules 144 and 144(k), 180,931 restricted shares will be eligible for sale in the public market immediately after this Offering, 11,782 restricted shares will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 128,744 shares after this Offering) or
(ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     In addition, the Company has granted demand and piggyback registration rights to WCAS CP II with respect to 370,993 shares of Common Stock and to Medic with respect to 1,250,000 shares of Common Stock issuable upon the exercise of the Medic Warrant. All or part of such shares may be sold in the public market following the exercise of such rights subject to the lock-up arrangements described below with respect to WCAS CP II and to vesting and exercise requirements with respect to the Medic Warrant.

     All officers, directors and certain holders of Common Stock beneficially owning, in the aggregate, 8,066,277 shares of Common Stock and options to purchase 482,823 shares of Common Stock, have agreed, pursuant to certain lock-up agreements, that they will not sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options to purchase Common Stock of the Company, for a period of 180 days after the date of this

Prospectus without the prior written consent of Salomon Smith Barney Inc. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. The Company is unable to predict the effect that sales may have on the then prevailing market price of the Common Stock. See "Management -- Employee Benefit Plans" and "Description of Capital Stock."

                                 UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.



UNDERWRITER                                                        NUMBER OF SHARES
----------------------------------------------------------------- -----------------
   Salomon Smith Barney Inc. ....................................     1,141,800
   Bear, Stearns & Co. Inc. .....................................     1,141,800
   William Blair & Company, L.L.C. ..............................     1,141,800
   BancBoston Robertson Stephens Inc. ...........................        70,000
   BT Alex. Brown Incorporated ..................................        70,000
   CIBC Oppenheimer Corp. .......................................        70,000
   Credit Suisse First Boston Corporation .......................        70,000
   Donaldson, Lufkin & Jenrette Securities Corporation ..........        70,000
   Goldman, Sachs & Co. .........................................        70,000
   Lazard Freres & Co. LLC ......................................        70,000
   Morgan Stanley & Co. Incorporated ............................        70,000
   Adams, Harkness & Hill, Inc. .................................        45,000
   Robert W. Baird & Co. Incorporated ...........................        45,000
   J.C. Bradford & Co. ..........................................        45,000
   Dain Rauscher Wessels, A Division of Dain Rauscher
      Incorporated ..............................................        45,000
   Freidman, Billings, Ramsey & Co., Inc. .......................        45,000
   Gruntal & Co., L.L.C. ........................................        45,000
   Brenner Securities Corporation ...............................        45,000
   Interstate/Johnson Lane Corporation ..........................        45,000
   Morgan Keegan & Company, Inc. ................................        45,000
   Needham & Company, Inc. ......................................        45,000
   Pacific Growth Equities, Inc. ................................        45,000
   Pennsylvania Merchant Group Ltd ..............................        45,000
   The Robinson-Humphrey Company, LLC ...........................        45,000
   SunTrust Equitable Securities Corporation ....................        45,000
                                                                      ---------
           Total ................................................     4,615,400
                                                                      =========



     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and William Blair & Company, L.L.C. are acting as representatives (the "Representatives"), propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $0.55 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 692,310 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers and directors and certain other holders of Common Stock and securities convertible into or exercisable or exchangeable for Common Stock have agreed that for a period of 180 days after the date of this Prospectus they will not, without the prior written consent of Salomon Smith Barney Inc., sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge or otherwise dispose of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except in certain limited circumstances. See "Shares Eligible for Future Sale."

     At the Company's request, the Underwriters have reserved up to 5% of the shares of Common Stock (the "Directed Shares") for sale at the initial public offering price to persons who are directors, officers or employees of, or otherwise associated with, the Company and its affiliates and who have advised the Company of their desire to purchase shares of Common Stock. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares of Common Stock not so purchased will be offered by the Underwriters on the same basis as all other shares of Common Stock offered hereby. The Company has agreed to indemnify those Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the Directed Shares.

     In connection with this Offering and in accordance with applicable law and industry practice, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Salomon Smith Barney Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the past and present results of operations of the Company and the trend of such results of operations, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of this Offering and the market prices of similar securities of comparable companies at the time of this Offering.

     William Blair & Company, L.L.C., one of the Representatives of the Underwriters, is affiliated with Blair V and Blair LCF, two of the Company's principal stockholders and, by virtue of such affiliation, is, prior to the Offering, an "affiliate" of the Company within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, the Offering is being made in conformity with certain applicable provisions of Rule 2720. Salomon Smith Barney Inc., another Underwriter of the Offering (the "Independent Underwriter"), will act as a "qualified independent underwrit-er," as defined in Rule 2720, in connection with the Offering. The Independent Underwriter, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with the Offering. The price of shares of Common Stock sold to the public will be no higher than that recommended by the Independent Underwriter.

     Timothy M. Murray, a director of the Company, is a managing director of WBCP and a principal of William Blair & Company, L.L.C.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Reboul, MacMurray, Hewitt, Maynard & Kristol and for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 included in this Prospectus, and the related financial statement schedule included elsewhere in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The statement of operations of Stockton for the year ended June 30, 1997 included in this Prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and has been so included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Healthcare Interchange, Inc. and subsidiary as of June 30, 1998 and for the nine-month period ended June 30, 1998, included herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent certified public accountants. Such financial statements have been included herein and in the registration statement in reliance upon the report of KPMG LLP, appearing herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1, including amendments thereto (the "Registration Statement"), under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: the New York regional office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago regional office located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661-2511. Copies of this material may also be obtained from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be accessed electronically at the Commission's Internet home page: (http:// www.sec.gov).

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants, and will make available quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                              PAGE
                                                                                             -----
MEDE AMERICA CORPORATION:

 Independent Auditors' Report ............................................................    F-2

 Consolidated Balance Sheets as of June 30, 1997 and 1998 and September 30, 1998
   (Unaudited) ...........................................................................    F-3

 Consolidated Statements of Operations for the Years Ended June 30, 1996, 1997 and 1998
   and the Three Months Ended September 30, 1997 (Unaudited) and 1998 (Unaudited) ........    F-4

 Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended June 30,
   1996, 1997 and 1998 and the Three Months Ended September 30, 1998 (Unaudited) .........    F-5

 Consolidated Statements of Cash Flows for the Years Ended June 30, 1996, 1997 and 1998
   and the Three Months Ended September 30, 1997 (Unaudited) and 1998 (Unaudited) ........    F-6

 Notes to Consolidated Financial Statements ..............................................    F-7

THE STOCKTON GROUP, INC.:

 Independent Auditors' Report ............................................................   F-21

 Statements of Income for the Year Ended June 30, 1997 and the Three Months Ended
   September 30, 1997 (Unaudited) ........................................................   F-22

 Notes to Financial Statement ............................................................   F-23

HEALTHCARE INTERCHANGE, INC.:

 Independent Auditors' Report ............................................................   F-25

 Consolidated Balance Sheets as of June 30, 1998 and September 30, 1998 (Unaudited) ......   F-26

 Consolidated Statements of Operations for the Nine Month Period Ended June 30, 1998
   and the Three Month Period Ended September 30, 1998 (Unaudited) .......................   F-27

 Consolidated Statements of Stockholders' Equity (Deficit) for the Nine Month Period Ended
   June 30, 1998 and the Three Month Period Ended September 30, 1998 (Unaudited) .........   F-28

 Consolidated Statements of Cash Flows for the Nine Month Period Ended June 30, 1998 and
   the Three Month Period Ended September 30, 1998 (Unaudited) ...........................   F-29

 Notes to Consolidated Financial Statements ..............................................   F-30


                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of MEDE America Corporation

We have audited the accompanying consolidated balance sheets of MEDE America Corporation and subsidiaries (the "Company") as of June 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MEDE America Corporation and subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 13, the accompanying 1997 and 1998 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Jericho, New York
August 5, 1998
(October 7, 1998 as to Note 6.b., December 11, 1998 as to Note 13 and January 26, 1999 as to Note 14)

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1997 AND 1998
                       AND SEPTEMBER 30, 1998 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                                  PRO FORMA
                                                                                                                STOCKHOLDERS'
                                                                                                                   EQUITY
                                                                             JUNE 30,           SEPTEMBER 30,   SEPTEMBER 30,
                                                                     ------------------------- --------------- --------------
                                                                         1997         1998           1998           1998
                                                                     ------------ ------------ --------------- --------------
                                                                           (AS RESTATED,         (UNAUDITED)     (UNAUDITED)
                                                                           SEE NOTE 13)                          (NOTE 1.P.)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .........................................  $   1,919    $   2,950      $   3,551
 Accounts receivable, less allowance for doubtful accounts of
   $1,716, $997 and $983, respectively..............................      6,318        7,920          8,579
 Formulary receivables .............................................        405        2,341          3,283
 Inventory .........................................................        172          211            250
 Prepaid expenses and other current assets .........................        486          537            668
                                                                      ---------    ---------      ---------
   Total current assets ............................................      9,300       13,959         16,331
PROPERTY AND EQUIPMENT -- Net (Notes 3 and 6) ......................      5,517        4,711          4,885
GOODWILL -- Net (Notes 1 and 2) ....................................     27,465       34,753         34,735
OTHER INTANGIBLE ASSETS -- Net (Notes 1 and 4) .....................      5,357        5,501          5,143
OTHER ASSETS (Note 11) .............................................        451          470          3,632
                                                                      ---------    ---------      ---------
TOTAL ..............................................................  $  48,090    $  59,394      $  64,726
                                                                      =========    =========      =========
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
 EQUITY
CURRENT LIABILITIES:
 Accounts payable ..................................................  $   2,134    $   3,630      $   3,096
 Accrued expenses and other current liabilities (Note 5) ...........      9,195        7,715         10,741
 Current portion of long-term debt (Note 6) ........................        538          269            262
                                                                      ---------    ---------      ---------
   Total current liabilities .......................................     11,867       11,614         14,099
                                                                      ---------    ---------      ---------
LONG-TERM DEBT (Note 6) ............................................     24,623       41,055         42,365
                                                                      ---------    ---------      ---------
OTHER LONG-TERM LIABILITIES ........................................        215          194            189
                                                                      ---------    ---------      ---------
SERIES A REDEEMABLE CUMULATIVE PREFERRED
 STOCK:
 $.01 par  value;  250 shares  authorized;  240  shares issued and outstanding (aggregate liquidation value of $23,996 plus ac-
   crued dividends) (Notes 8 and 9) ................................     28,823       31,223         31,823      $      --
                                                                      ---------    ---------      ---------      ---------
COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' (DEFICIT) EQUITY:
 Common stock, $.01 par value; 6,329 shares authorized; 5,671,
   5,685 and 5,685 shares issued and outstanding, respectively.              57           57             57             82
 Additional paid-in capital ........................................     27,713       25,584         27,521         59,319
 Accumulated deficit ...............................................    (45,208)     (50,243)       (51,328)       (51,328)
 Deferred compensation (Note 8) ....................................         --          (90)            --             --
                                                                      ---------    ---------      ---------      ---------
   Total stockholders' (deficit) equity ............................    (17,438)     (24,692)       (23,750)     $   8,073
                                                                      ---------    ---------      ---------      ---------
TOTAL ..............................................................  $  48,090    $  59,394      $  64,726
                                                                      =========    =========      =========


                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998
             AND THREE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)
                              AND 1998 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                        THREE MONTHS ENDED
                                                                      YEAR ENDED JUNE 30,                  SEPTEMBER 30,
                                                            --------------------------------------- ---------------------------
                                                                1996          1997         1998          1997          1998
                                                            ------------ ------------- ------------ -------------- ------------
                                                                               (AS RESTATED,         (AS RESTATED,
                                                                                SEE NOTE 13)         SEE NOTE 13)
                                                                                                            (UNAUDITED)
REVENUES ..................................................  $  31,768     $  35,279     $ 42,290      $  9,241      $ 12,006
OPERATING EXPENSES:
 Operations ...............................................     19,174        16,817       16,958         4,285         4,793
 Sales, marketing and client services .....................      7,064         8,769       10,765         2,385         2,930
 Research and development (Note 1) ........................      2,132         3,278        3,941           806         1,106
 General and administrative ...............................      6,059         5,263        4,865         1,061         1,263
 Depreciation and amortization ............................      5,176         5,460        7,143         1,698         1,894
 Contingent consideration paid to former owners of
   acquired businesses (Note 2) ...........................        538         2,301           --            --            --
 Write-down of intangible assets (Note 1) .................      9,965            --           --            --            --
 Acquired in-process research and development (Note 2).....         --         1,556           --            --            --
                                                             ---------     ---------     --------      --------      --------
 Total operating expenses .................................     50,108        43,444       43,672        10,235        11,986
                                                             ---------     ---------     --------      --------      --------

(LOSS) INCOME FROM OPERATIONS .............................    (18,340)       (8,165)      (1,382)         (994)           20

OTHER (INCOME) EXPENSE (Note 12) ..........................        313          (893)         (12)           --            --

INTEREST EXPENSE, Net .....................................        584         1,504        3,623           655         1,089
                                                             ---------     ---------     --------      --------      --------
LOSS BEFORE PROVISION FOR INCOME
 TAXES ....................................................    (19,237)       (8,776)      (4,993)       (1,649)       (1,069)

PROVISION FOR INCOME TAXES (Note 7) .......................         93            57           42            12            16
                                                             ---------     ---------     --------      --------      --------
NET LOSS ..................................................    (19,330)       (8,833)      (5,035)       (1,661)       (1,085)
PREFERRED STOCK DIVIDENDS .................................     (2,400)       (2,400)      (2,400)         (600)         (600)
                                                             ---------     ---------     --------      --------      --------
NET LOSS APPLICABLE TO COMMON
 STOCKHOLDERS .............................................  $ (21,730)    $ (11,233)    $ (7,435)     $ (2,261)     $ (1,685)
                                                             =========     =========     ========      ========      ========
BASIC AND DILUTED NET LOSS PER COMMON
 SHARE ....................................................  $   (4.14)    $   (2.07)    $  (1.31)     $  (0.40)     $  (0.30)
                                                             =========     =========     ========      ========      ========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING -- BASIC AND DILUTED .........................      5,245         5,425        5,679         5,674         5,685
                                                             =========     =========     ========      ========      ========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998
             AND THREE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                                   COMMON STOCK     ADDITIONAL                                    TOTAL
                                                 -----------------    PAID-IN    ACCUMULATED     DEFERRED     STOCKHOLDERS'
                                                  SHARES   AMOUNT     CAPITAL      DEFICIT     COMPENSATION  EQUITY (DEFICIT)
                                                 -------- -------- ------------ ------------- ------------- -----------------
BALANCE, JULY 1, 1995 ..........................  5,237   $ 52       $ 29,935     $ (17,045)     $   --         $  12,942
 Net loss ......................................     --     --             --       (19,330)         --           (19,330)
 Preferred stock dividends .....................     --     --         (2,400)           --          --            (2,400)
 Issuance of warrants ..........................     --     --            121            --          --               121
 Exercise of stock options .....................     43      1            194            --          --               195
                                                  -----   ----       --------     ---------      ------         ---------
BALANCE, JUNE 30, 1996 .........................  5,280     53         27,850       (36,375)         --            (8,472)
 Net loss (as restated, see Note 13) ...........     --     --             --        (8,833)         --            (8,833)
 Preferred stock dividends .....................     --     --         (2,400)           --          --            (2,400)
 Issuance of common stock ......................    371      4          2,121            --          --             2,125
 Issuance of warrants ..........................     --     --             52            --          --                52
 Exercise of stock options .....................     20     --             90            --          --                90
                                                  -----   ----       --------     ---------      ------         ---------
BALANCE, JUNE 30, 1997 (as restated, see
 Note 13) ......................................  5,671     57         27,713       (45,208)         --           (17,438)
 Net loss (as restated, see Note 13) ...........     --     --             --        (5,035)         --            (5,035)
 Preferred stock dividends .....................     --     --         (2,400)           --          --            (2,400)
 Issuance of warrants ..........................     --     --             98            --          --                98
 Exercise of stock options .....................     14     --             65            --          --                65
 Issuance of stock options (Note 8) ............     --     --            108            --        (108)               --
 Amortization of deferred compensation .........     --     --             --            --          18                18
                                                  -----   ----       --------     ---------      ------         ---------
BALANCE, JUNE 30, 1998 (as restated, see
 Note 13) ......................................  5,685     57         25,584       (50,243)        (90)          (24,692)
 Net loss (unaudited) ..........................     --     --             --        (1,085)         --            (1,085)
 Preferred stock dividends (unaudited) .........     --     --           (600)           --          --              (600)
 Issuance of warrants (unaudited) (Note 11).....     --     --          2,537            --          --             2,537
 Amortization of deferred compensation
   (unaudited) (Note 8) ........................     --     --             --            --          90                90
                                                  -----   ----       --------     ---------      ------         ---------
BALANCE, SEPTEMBER 30, 1998
 (UNAUDITED) ...................................  5,685   $ 57       $ 27,521     $ (51,328)     $   --         $ (23,750)
                                                  =====   ====       ========     =========      ======         =========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND THREE MONTHS ENDED
              SEPTEMBER 30, 1997 (UNAUDITED) AND 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                          YEAR ENDED JUNE 30,
                                                                               ------------------------------------------
                                                                                    1996           1997          1998
                                                                               ------------- --------------- ------------
                                                                                                    (AS RESTATED,
                                                                                                     SEE NOTE 13)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ....................................................................   $ (19,330)     $ (8,833)     $  (5,035)
 Adjustments to reconcile net loss to net cash provided by (used
  in) operating activities:
  Depreciation and amortization ..............................................       5,176         5,585          7,502
  Provision for doubtful accounts ............................................         406           316            464
  Write-down of intangible assets ............................................       9,965            --             --
  Acquired in-process research and development ...............................          --         1,556             --
  (Gain) loss on sale of assets ..............................................         313              (8)          13
  Non-cash compensation expense ..............................................          --            --             18
  Changes in  operating  assets and  liabilities  net of  effects of  businesses acquired:
   Accounts receivable .......................................................         977          (861)        (2,065)
   Formularly receivables ....................................................         (74)         (331)        (1,936)
   Inventory .................................................................         262           (45)           (40)
   Prepaid expenses and other current assets .................................        (179)          175            (51)
   Other assets ..............................................................         243            13             19
   Accounts payable and accrued expenses and other current liabilities .......         997          (629)        (1,368)
   Other long-term liabilities ...............................................        (409)         (958)           (21)
                                                                                 ---------      ----------    ---------
    Net cash provided by (used in) operating activities ......................      (1,653)       (4,020)        (2,500)
                                                                                 ---------      ----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Business acquisitions, net of cash acquired .................................      (3,648)      (11,450)       (10,674)
 Purchases of property and equipment .........................................      (1,271)       (1,477)          (913)
 Additions to goodwill and other intangible assets ...........................          --          (143)          (699)
 Proceeds from sale of property and equipment ................................          --           461            182
 Proceeds from sale of net assets of Premier .................................          --           388             --
                                                                                 ---------      ----------    ---------
    Net cash used in investing activities ....................................      (4,919)      (12,221)       (12,104)
                                                                                 ---------      ----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholders .........................................................      (4,484)           --             --
 Issuance of Senior Subordinated Note ........................................          --        22,875             --
 Issuance of common stock ....................................................          --         2,125             --
 Net proceeds (repayments) under Credit Facility .............................       8,250        (8,250)        16,725
 Principal repayments of debt ................................................      (2,852)         (801)          (588)
 Principal repayments of capital lease obligations ...........................        (452)         (518)          (567)
 Exercise of stock options ...................................................         195            90             65
                                                                                 ---------      ----------    ---------
    Net cash provided by financing activities ................................         657        15,521         15,635
                                                                                 ---------      ----------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................      (5,915)         (720)         1,031
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...............................       8,554         2,639          1,919
                                                                                 ---------      ----------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD .....................................   $   2,639      $  1,919      $   2,950
                                                                                 =========      ==========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest ...................................................................   $     394      $  1,541      $   3,018
                                                                                 =========      ==========    =========
  Income taxes ...............................................................   $      69      $    111      $     102
                                                                                 =========      ==========    =========
 Non-cash investing and financing activities:
  Assets acquired under capital leases or by incurring debt ..................   $     205      $    129      $     278
                                                                                 =========      ==========    =========
  Issuance of warrants .......................................................   $     121      $     52      $      98
                                                                                 =========      ==========    =========




                                                                                    THREE MONTHS ENDED
                                                                                       SEPTEMBER 30,
                                                                               -----------------------------
                                                                                    1997           1998
                                                                               -------------- --------------
                                                                                (AS RESTATED,
                                                                                SEE NOTE 13)
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ....................................................................    $(1,661)       $(1,085)
 Adjustments to reconcile net loss to net cash provided by (used
  in) operating activities:
  Depreciation and amortization ..............................................      1,784          1,990
  Provision for doubtful accounts ............................................         57             70
  Write-down of intangible assets ............................................         --             --
  Acquired in-process research and development ...............................         --             --
  (Gain) loss on sale of assets ..............................................         --             --
  Non-cash compensation expense ..............................................         --             90
  Changes in operating assets and liabilities net of effects of businesses acquired:
   Accounts receivable .......................................................       (464)          (729)
   Formularly receivables ....................................................         (9)          (942)
   Inventory .................................................................        (21)           (39)
   Prepaid expenses and other current assets .................................         13           (131)
   Other assets ..............................................................        (60)          (625)
   Accounts payable and accrued expenses and other current liabilities .......     (1,254)         1,853
   Other long-term liabilities ...............................................         (1)            (5)
                                                                                  ----------     ----------
    Net cash provided by (used in) operating activities ......................     (1,616)           447
                                                                                  ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Business acquisitions, net of cash acquired .................................         --             --
 Purchases of property and equipment .........................................       (212)          (466)
 Additions to goodwill and other intangible assets ...........................       (307)          (403)
 Proceeds from sale of property and equipment ................................         --             --
 Proceeds from sale of net assets of Premier .................................         --             --
                                                                                  ---------      ---------
    Net cash used in investing activities ....................................       (519)          (869)
                                                                                  ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholders .........................................................         --             --
 Issuance of Senior Subordinated Note ........................................         --             --
 Issuance of common stock ....................................................         --             --
 Net proceeds (repayments) under Credit Facility .............................      3,025          1,225
 Principal repayments of debt ................................................       (172)           (83)
 Principal repayments of capital lease obligations ...........................       (105)          (119)
 Exercise of stock options ...................................................         33             --
                                                                                  ---------      ---------
    Net cash provided by financing activities ................................      2,781          1,023
                                                                                  ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................        646            601
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...............................      1,919          2,950
                                                                                  ---------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD .....................................    $ 2,565        $ 3,551
                                                                                  =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest ...................................................................    $   641        $ 1,075
                                                                                  =========      =========
  Income taxes ...............................................................    $    10        $     7
                                                                                  =========      =========
 Non-cash investing and financing activities:
  Assets acquired under capital leases or by incurring debt ..................         --        $   184
                                                                                  =========      =========
  Issuance of warrants .......................................................         --        $ 2,537
                                                                                  =========      =========


                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998
               AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

(INFORMATION  AS  IT  RELATES  TO  THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND
                              1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business -- MEDE America Corporation and subsidiaries (the "Company") is a leading provider of electronic data interchange ("EDI") products and services to a broad range of providers and payors in the healthcare industry. The Company's integrated suite of EDI products and services permits hospitals, pharmacies, physicians, dentists, and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions through the claims payment process and obtain faster reimbursement for their services.

   The accompanying consolidated financial statements include the accounts of MEDE America Corporation and its wholly-owned subsidiaries: MEDE America, Inc. ("MEDE"), Medical Processing Center, Inc. ("MPC"), Wellmark Incorporated ("Wellmark"), Electronic Claims and Funding, Inc. ("EC&F"), Premier Dental Systems Corp. ("Premier"), and MEDE America Corporation of Ohio, Inc. ("MEDE OHIO") (formerly General Computer Corporation). MPC, Wellmark, and MEDE formerly constituted the healthcare information services business unit of Card Establishment Services ("CES"). On March 9, 1995, CES was acquired by First Data Corporation. Prior to this transaction, the former owners of CES spun off the healthcare information services business unit as a new company with MEDE America Corporation formed to serve as the holding company (the "Spin-off"). Because there was no change in ownership as a result of this Spin-off, the accompanying consolidated financial statements accounted for MEDE, MPC, and Wellmark on an historical cost basis. Effective July 1, 1997, MEDE, MPC, Wellmark and EC&F were merged into MEDE America Corporation.

   The Company has instituted certain cost reduction programs. The Company anticipates that these programs, when coupled with the Company's revolving credit facility, will enable the Company to satisfy its short-term cash flow and working capital requirements at least through fiscal 1999. Additionally, the Company has received support from certain of its stockholders in the past and believes that continued support would be available if necessary to meet cash flow and working capital requirements. However, such stockholders are under no legal obligation to provide such support and, if the IPO (as herein defined) is consummated as proposed, such stockholders may elect not to do so (see Note 8).

b. Principles of Consolidation -- All significant intercompany transactions and balances are eliminated in consolidation.

c. Revenue Recognition -- Transaction and related formularly services revenues (if applicable) are recognized at the time the transactions are processed and the services are rendered. Other service revenues (including post-contract customer support) and other revenues (including revenues relating to insignificant obligations at the time sales are recorded) are recognized ratably over applicable contractual periods or as service is provided. Revenue from the licensing of software is recognized only after it is determined that the Company has no significant remaining obligations and that collectibility of the resulting receivable is probable. Revenue from hardware sales is recognized when the hardware is shipped.

d. Cash and Cash Equivalents -- The Company considers all highly liquid instruments with original maturity dates of three months or less to be components of cash and cash equivalents.

e. Accounts Receivable -- Accounts receivable are due primarily from companies in the healthcare industry. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

f. Formularly Receivables -- Formularly receivables represent amounts due for pharmacy related services provided to Practice Benefit Management ("PBM") clients. Services include prescription processing from EDI transactions and collecting and distributing pharmaceutical company fees for sponsored programs to the PBM client. The Company submits processed transactions qualifying for formulary incentive fees to various intermediaries who have PBM program services contracts with pharmaceutical manufacturers on a quarterly basis, in arrears. The intermediaries consolidate formulary transactions from various processors and, in turn, submit such transactions to the pharmaceutical manufacturers for payment. The additional processing and reconciliation time of the consolidators and pharmaceutical companies results in a collection cycle for the Company of 7-12 months.

g. Inventory -- Inventory is stated at the lower of cost (first-in, first-out) or market.

h. Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the related assets.

i. Goodwill -- Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over 7 to 20 years. Accumulated amortization amounted to $3,451,000 and $5,864,000 as of June 30, 1997 and 1998, respectively.

j. Other Intangible Assets -- Other intangible assets include purchased client lists, purchased software and technology, and capitalized software development costs. Purchased client lists are amortized on a straight-line basis over three to five years. Amortization of purchased software and technology and of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of three to five years is assigned to purchased software and technology and an original estimated economic life of five years is assigned to capitalized software development costs. Amortization begins in the period in which the related product is available for general release to customers.

k. Software Development Costs -- The development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting For the Cost of Computer Software To Be Sold, Leased or Otherwise Marketed." During the year ended June 30, 1998, the Company capitalized $462,000 of software development costs on a project for which technological feasibility had been established but was not yet available for customer release. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs were incurred between the establishment of technological feasibility and general customer release of the product.

l. Impairment of Long-Lived Assets -- In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and/or other intangible assets may warrant revision or that all or a portion of the remaining balance may not be recoverable.

   As a result of this evaluation process, during the fiscal year ended June 30, 1996, the Company wrote-down approximately $9,965,000 of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO. Such intangible assets were written down to the net present value of the estimated future cash flows to be derived from these clients as of June 30, 1996. The write-down was required due to a loss of approximately 25% of the acquired MEDE OHIO client base.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

m. Income Taxes -- The Company accounts for income taxes under SFAS No. 109, "Accounting For Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

n. Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o. Unaudited Interim Financial Statements -- In the opinion of management, the unaudited consolidated financial statements for the three months ended
   September 30, 1997 and 1998 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

p. Pro Forma Stockholders' Equity -- Pro forma stockholders' equity as of September 30, 1998 reflects the conversion of 239,956 shares of preferred stock plus $7,827,000 of accrued preferred stock dividends into common stock at the assumed initial public offering ("IPO") price of $13.00 per share. See
   Note 8.

q. Reclassifications -- Certain amounts in prior years' financial statements have been reclassified to conform with the 1998 presentation.

2. ACQUISITIONS

a. EC&F and Premier -- In October 1995, the Company acquired all of the outstanding shares of EC&F and Premier, which companies had common ownership, for a cash purchase price of approximately $4,050,000, including transaction expenses. The transaction was financed through loans obtained from the
   Company's majority stockholder. Such loans were subsequently repaid with borrowings under the Company's Credit Facility (as herein defined). In addition, the Company is contingently liable for additional consideration if certain earnings levels are attained relating to EC&F during the three-year period following the consummation of the transaction. At June 30, 1996, the Company accrued $538,000 in connection with the contingent liability relating to earnings levels attained during the first year. At June 30, 1997, the Company accrued a settlement totaling $2,216,000 relating to the contingent liability for the second and third years. Such accruals of contingent considerations were recorded as compensation expense as these contingent payments were made to former shareholders of EC&F and Premier who were required by the stock purchase agreement to remain in the Company's employ during the period in which the contingent consideration was to be earned. Purchased software and technology was valued at $764,000 and generally is being amortized over three years. EC&F and Premier are developers of electronic systems which provide EDI services to the dental industry. In March 1997, the Company sold the operating net assets of Premier for $540,000, including the buyer's assumption of $152,000 of Premier liabilities. There was no gain or loss on the sale of such net assets.

b. TCS -- In February 1997, the Company purchased certain assets of Time-Share Computer Systems, Inc. ("TCS") for $11,465,000, including transaction expenses. Purchased in-process research and development, which had not reached technological feasibility and had no alternative future use amounted to $1,556,000 and was charged to operations at the acquisition date. Purchased software and technology was valued at $2,984,000 and generally is being amortized over three years. TCS provides data pro-

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   cessing and information management services to healthcare providers and pharmacies through integrated electronic data interchange systems. The acquisition was financed by a portion of the proceeds from the Senior Subordinated Note and Share Purchase Agreement (as hereinafter defined) (Note
   6).

c. Stockton -- In November 1997, the Company purchased certain assets and assumed certain liabilities of The Stockton Group, Inc. ("Stockton") for a cash purchase price of $10,674,000, including transaction expenses. In addition, the Company is contingently liable for additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) if Stockton's revenue during the 12-month period ended September 30, 1998 is at least $5,000,000. Based on revenues recorded through September 30, 1998 by Stockton, the Company has accrued additional contingent consideration of $2,022,000 as of September 30, 1998, which was treated as additional purchase price and was, therefore, added to goodwill. Purchased software and technology and client lists were valued at $1,230,000 and $903,000, respectively, and generally are being amortized over five years. Stockton is engaged in the business of providing EDI and transaction processing services to the healthcare industry. The transaction was financed through borrowings under the Company's Credit Facility.

These acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of these acquired companies are included in the consolidated results of operations of the Company since the dates of their respective acquisitions. The purchase price of each acquisition has been allocated to the respective net assets acquired based upon their fair values. Goodwill, which represents the excess of cost over the estimated fair value of the net assets acquired, for these transactions were as follows: EC&F and Premier -- $3,586,000; TCS -- $6,525,000 and Stockton -- $8,281,000. Goodwill is
being amortized over 20 years except for the goodwill recorded in connection with the acquisition of TCS which is being amortized over seven years.

The following unaudited pro forma information for the year ended June 30, 1997 and 1998 includes the operations of the Company, inclusive of the operations of both TCS and Stockton as if the acquisitions had occurred at July 1, 1996. This pro forma information gives effect to the amortization expense associated with goodwill and other intangible assets acquired, adjustments related to the fair market value of the assets and liabilities acquired, interest expense relating to financing the acquisitions, and related income tax effects.

                                                     1997           1998
                                                 ------------   ------------
                                                        (IN THOUSANDS)
Revenues .....................................    $  41,824       $ 43,936
                                                  =========       ========
Loss from operations .........................    $  (8,855)      $   (430)
                                                  =========       ========
Net loss .....................................    $ (11,206)      $ (4,320)
                                                  =========       ========
Net loss applicable to common stock ..........    $ (13,606)      $ (6,720)
                                                  =========       ========
Basic and diluted net loss per share .........    $   (2.51)      $  (1.18)
                                                  =========       ========

3. PROPERTY AND EQUIPMENT

                                                            USEFUL LIVES
                                                             (IN YEARS)      1997        1998
                                                           -------------   --------   ---------
                                                                              (IN THOUSANDS)
Land ...................................................                    $  210     $   104
Building and improvements ..............................       20-25         2,190       2,193
Furniture and fixtures .................................           5         1,150       1,240
Computer equipment .....................................         3-5         5,696       6,747
                                                                            ------     -------
                                                                             9,246      10,284
Less accumulated depreciation and amortization .........                     3,729       5,573
                                                                            ------     -------
Property and equipment -- net ..........................                    $5,517     $ 4,711
                                                                            ======     =======

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

                                                 1997        1998
                                              ---------   ---------
                                                 (IN THOUSANDS)
Purchased client lists ....................    $2,989      $3,893
Less, accumulated amortization ............     1,518       2,220
                                               ------      ------
                                                1,471       1,673
                                               ------      ------
Purchased software and technology .........     6,859       8,288
Less, accumulated amortization ............     2,973       4,922
                                               ------      ------
                                                3,886       3,366
                                               ------      ------
Software development costs ................        --         462
                                               ------      ------
Other intangible assets -- net ............    $5,357      $5,501
                                               ======      ======

Subsequent to the issuance of the June 30, 1997 financial statements, the Company's management determined that a lower discount rate should have been utilized to value purchased software and technology acquired in the TCS acquisition. As a result, the Company reclassified $343,000 from goodwill to purchased software and technology.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

                                                           1997        1998
                                                        ---------   ---------
                                                            (IN THOUSANDS)

Accrued wages and related employee benefits .........    $1,010      $1,609
Rebate liability ....................................       488         291
Pharmacy claims liability ...........................       576         604
Accrued professional fees ...........................       795         364
Deferred revenue ....................................       749         614
Accrued reorganization costs (a) ....................     1,005          --
Due to former owners of acquired business ...........     2,216       1,945
Accrued litigation settlement .......................       860          --
Accrued interest ....................................         5         864
Other ...............................................     1,491       1,424
                                                         ------      ------
Total ...............................................    $9,195      $7,715
                                                         ======      ======

----------
(a) As a result of the Spin-off (Note 1), the Company recorded a charge amounting to $2,864,000 during the year ended June 30, 1995. Such charge represented amounts to be paid to former stockholders of MedE (who remained as executives of MedE) pursuant to contractual agreements which require such payments to be made upon a change in control. The net present value of remaining payments totaled $1,005,000 as of June 30, 1997, which was included in accrued reorganization costs.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

6. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                         1997         1998
                                                                                      ----------   ----------
                                                                                          (IN THOUSANDS)
Senior subordinated note less unamortized discount of $2,000,000 and $1,641,000
 at June 30, 1997 and 1998, respectively (a) ......................................    $23,000      $23,359
Credit Facility (b) ...............................................................         --       16,725
Obligations under capital leases (c) ..............................................        769          436
Loan payable relating to an acquisition, collateralized by $224,000 of certifi-
 cates of deposits at June 30, 1998 due in quarterly payments ranging from
 $15,000 to $25,000 through February 2002, interest at 6.7 percent.................        342          271
Note payable, in connection with the sale of certain assets due in monthly
 installments of $6,000 through January 2000, interest at 6.8 percent..............        180          114
Notes payable to former shareholders of EC&F, repaid in 1998 ......................         95           --
Note payable, collateralized by land and building of MEDE OHIO, due in
 monthly installments of $19,000 through July 2000, interest at 12.5 percent.......        592          419
Note payable to bank, repaid in 1998 ..............................................        173           --
Other .............................................................................         10           --
                                                                                       -------      -------
                                                                                        25,161       41,324
Less current portion ..............................................................        538          269
                                                                                       -------      -------
Total .............................................................................    $24,623      $41,055
                                                                                       =======      =======

(a) On February 14, 1997, the Company entered into an agreement with an affiliate of certain shareholders of the Company under which the Company issued a $25,000,000 senior subordinated note (the "Senior Subordinated Note") and 370,993 shares of its common stock valued at $2,125,000 (representing the estimated fair value of the common stock) for total consideration of $25,000,000 (the "Senior Subordinated Note and Share Purchase Agreement"). The $2,125,000 relating to the shares of common stock was recorded as a discount on the Senior Subordinated Note and is being amortized over the term of the Senior Subordinated Note. The Senior Subordinated Note bears interest at the rate of 10% per annum, payable quarterly. One half of the principal sum is due on February 14, 2001, and the second half is due on February 14, 2002. The terms of the Senior Subordinated Note and Share Purchase Agreement place restrictions on the consolidation, merger, or sale of the Company, indebtedness, and the payment of any cash dividends.

(b) The revolving line of credit from a bank (the "Credit Facility"), as currently amended on October 7, 1998, provides for maximum borrowings of $36,000,000 and expires on October 29, 1999. Borrowings under the agreement bear interest at either the bank's base rate, as defined, plus .25% or an offshore rate, as defined, plus 1.25%. The weighted average interest rate on outstanding borrowings at October 31, 1998 was 6.41%. The Company is required to pay a commitment fee of .375% per annum on the unused portion of the Credit Facility. All borrowings under the agreement are guaranteed by certain stockholders of the Company. In consideration for the granting of such guarantees, the stockholders were issued warrants to purchase 52,530 shares (valued at $121,000), 18,330 shares (valued at $52,000) and 34,200 shares (valued at $98,000) of the Company's common stock during the years ended June 30, 1996, 1997 and 1998, respectively. In addition, the stockholders were issued warrants to purchase 84,050 shares on October 7, 1998 in consideration for the granting of the most recent guaranty. All warrants issued were valued using the Black-Scholes Option Pricing Model. The aggregate fair value of these warrants is recorded in other assets as deferred financing costs and is being amortized over the life of the agreement. The terms of the agreement, among

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    other matters, require the Company to maintain certain leverage and interest
    coverage   ratios  and  place   restrictions   on  additional   investments,
    indebtedness and the payment of any cash dividends.

    The Company was not in compliance with the leverage and interest coverage covenants as of September 30, 1998. The bank has granted a waiver relating to the noncompliance with these covenants and has amended these covenants on a prospective basis such that the Company anticipates it will be in compliance with such covenants at least through September 30, 1999.

(c) The Company leases certain computer and office equipment under capital lease arrangements expiring through July 2000. The gross value of the equipment held under capital leases was $2,110,000 and $2,406,000 as of June 30, 1997 and 1998, respectively, and the related accumulated amortization was $1,524,000 and $2,211,000, respectively.

Maturities of long-term debt as of June 30, 1998 are as follows:

                                      DISCOUNT
 YEAR ENDING JUNE 30,      GROSS      ON NOTE       NET
----------------------   ---------   ---------   ---------
                                  (IN THOUSANDS)
1999 .................    $   664     $  395      $   269
2000 .................     17,164        437       16,727
2001 .................     12,594        483       12,111
2002 .................     12,543        326       12,217
                          -------     ------      -------
Total ................    $42,965     $1,641      $41,324
                          =======     ======      =======

Based upon the borrowing rates currently available to the Company for loans with similar terms, the fair value of the Company's debt approximates the carrying amounts.

7. INCOME TAXES

The provision for income taxes for the fiscal years ended June 30, 1996, 1997 and 1998 consists entirely of current state income taxes.

The provision for income taxes varies from the amount computed by applying the statutory U.S. Federal income tax rate to the loss before provision for income taxes as a result of the following:

                                                             1996           1997           1998
                                                         ------------   ------------   ------------
                                                                       (IN THOUSANDS)
       U.S. Federal statutory rate ...................     $ (6,541)      $ (2,984)      $ (1,698)
       Increases (reductions) due to:
        Nondeductible expenses .......................        3,674            293            238
        State taxes ..................................           93             57             42
        Net operating losses not producing current tax
          benefits ...................................        2,867          2,691          1,460
                                                           --------       --------       --------
        Total ........................................     $     93       $     57       $     42
                                                           ========       ========       ========

The net deferred tax asset is comprised of the following:

                                                                      1997           1998
                                                                  ------------   ------------
                                                                          (IN THOUSANDS)
       Accounts receivable ....................................    $     685      $     399
       Property and equipment .................................          (61)           176
       Goodwill ...............................................        2,488          2,786
       Other intangible assets ................................          366            459
       Accrued expenses and other current liabilities .........        1,264            617
       Net operating loss carryforwards .......................       12,656         14,552
                                                                   ---------      ---------
                                                                      17,398         18,989
       Less valuation allowance ...............................      (17,398)       (18,989)
                                                                   ---------      ---------
       Total ..................................................    $      --      $      --
                                                                   =========      =========

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The valuation allowance increased during the years ended June 30, 1997 and 1998 primarily as a result of additional net operating loss carryforwards and net deductible temporary differences, for which realization was not considered to be more likely than not. In the event that the tax benefits relating to the valuation allowance are subsequently realized, approximately $5,600,000 of benefits would reduce goodwill.

As of June 30, 1998, the Company had Federal net operating loss carryforwards of approximately $36,380,000. Such loss carryforwards expire in the fiscal years 2005 through 2013. Because of the changes in ownership, as defined in the Internal Revenue Code, which occurred during 1995 and 1996, certain net operating loss carryforwards are subject to annual limitations.

8. STOCKHOLDERS' EQUITY

a. Stock Option and Restricted Stock Purchase Plan -- In March 1995, the Company established a stock option and restricted stock purchase plan (the "Stock Plan"). The Stock Plan permits the granting of any or all of the following types of awards: incentive stock options ("ISOs"); nonqualified stock options ("NQSO"); or restricted stock. The Stock Plan authorizes the issuance of 655,000 shares of common stock. ISOs may not be granted at a price less than the fair market value of the Company's common stock on the date of grant (or 110 percent of the fair market value in the case of persons holding ten percent or more of the voting stock of the Company) and expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding ten percent or more of the voting stock of the Company). The vesting period relating to the ISOs is determined by the Option Committee of the Board of Directors at the date of grant. The exercise price, expiration date, and vesting period relating to NQSOs are determined by the Option Committee of the Board of Directors at the date of grant.

   The table below summarizes the activity of the Stock Plan for the years ended June 30, 1996, 1997 and 1998.

                                                                           WEIGHTED
                                           NUMBER          EXERCISE        AVERAGE
                                             OF             PRICE          EXERCISE
                                           SHARES           RANGE           PRICE
                                        ------------   ---------------   -----------
     Balance, July 1, 1995 ..........      480,316     $       4.58      $  4.58
       Options granted ..............      117,950     $       4.58      $  4.58
       Options exercised ............      (42,556)    $       4.58      $  4.58
       Canceled/lapsed ..............      (91,217)    $       4.58      $  4.58
                                           -------     ------------      -------
     Balance, June 30, 1996 .........      464,493     $       4.58      $  4.58
       Options granted ..............       51,059     $ 4.58-$5.73      $  5.17
       Options exercised ............      (19,642)    $       4.58      $  4.58
       Canceled/lapsed ..............      (65,684)    $       4.58      $  4.58
                                           -------     ------------      -------
     Balance, June 30, 1997 .........      430,226     $ 4.58-$5.73      $  4.64
       Options granted ..............       81,926     $       5.73      $  5.73
       Options exercised ............      (14,054)    $ 4.58-$5.73      $  4.62
       Canceled/lapsed ..............      (15,057)    $ 4.58-$5.73      $  4.62
                                           -------     ------------      -------
     Balance, June 30, 1998 .........      483,041     $ 4.58-$5.73      $  4.84
                                           =======     ============      =======


   During March 1998, the Company granted 47,565 options at an exercise price of $5.73 per share. The Company later determined that the value of the Company's stock at the date of grant was $8.00. As a result, the Company recorded a deferred compensation charge of $108,000 relating to the granting of these options, of which $18,000 was amortized during the year ended June 30, 1998. Effective August 31, 1998, the Company accelerated the vesting of these options and, therefore, amortized the remaining balance.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   Significant option groups outstanding at June 30, 1998 and related weighted average price and life information were as follows:

                                      WEIGHTED
                                       AVERAGE       WEIGHTED                     WEIGHTED
                                      REMAINING       AVERAGE                     AVERAGE
    RANGE OF           NUMBER        CONTRACTUAL     EXERCISE        NUMBER       EXERCISE
 EXERCISE PRICE     OUTSTANDING     LIFE (YEARS)       PRICE      EXERCISABLE      PRICE
----------------   -------------   --------------   ----------   -------------   ---------
     $  4.58         375,804             7.4        $ 4.58          202,069      $ 4.58
     $  5.73         107,237             9.6        $ 5.73           10,689      $ 5.73
                     -------                                        -------
                     483,041             7.9        $ 4.84          212,758      $ 4.64
                     =======                                        =======

   The Company applies APB opinion No. 25 and related interpretations in accounting for its Option Plan. Accordingly, no compensation cost has been recognized. If compensation cost for the Company's stock options had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share for the years ended June 30, 1996, 1997 and 1998 would have been as follows:

                                                              1996           1997           1998
                                                         -------------   ------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net loss -- as reported ...........................     $ (19,330)      $ (8,833)      $ (5,035)
   Net loss -- pro forma .............................       (19,345)        (8,887)        (5,105)
   Basic and diluted net loss per share -- as reported         (4.14)         (2.07)         (1.31)
   Basic and diluted net loss per share -- pro forma.          (4.15)         (2.08)         (1.32)


   The weighted average fair value of the options granted for the years ended June 30, 1996, 1997, and 1998 is estimated at $1.56, $1.83, and $1.92 on the date of grant (using the minimum value option pricing model) with the following weighted average assumptions for the years ended June 30, 1996, 1997, and 1998, respectively: a risk-free interest rate of 5.93%, 6.39%, and 5.86%; an expected option life of seven years and no expected volatility or dividend yield. As required by SFAS No. 123, the impact of outstanding nonvested stock options granted prior to July 1, 1995 has been excluded from the pro forma calculation; accordingly, the 1996, 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments when the calculation will apply to all applicable stock options.

b. Net income (loss) per share -- In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." Basic income per share is determined by using the weighted average number of shares of common stock outstanding during each period. Diluted income per share further assumes the issuance of common shares for all dilutive outstanding stock options and warrants as calculated using the treasury stock method. Basic and diluted earnings per share are the same for all of the periods presented because the effect of including outstanding options and warrants would be antidilutive. The calculation for the years ended June 30, 1996, 1997 and 1998 and the three months ended September 30, 1997 and 1998 was as follows:

                                                              YEAR ENDED JUNE 30,
                                                     1996                              1997
                                      ---------------------------------- ---------------------------------
                                                              PER-SHARE                         PER-SHARE
                                           LOSS      SHARES     AMOUNT       LOSS      SHARES     AMOUNT
                                      ------------- -------- ----------- ------------ -------- -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net loss .........................   $ (19,330)                        $  (8,833)
   Less: Preferred dividends ........      (2,400)                           (2,400)
                                        ---------                         ---------
   Basic and diluted net loss per
     share ..........................   $ (21,730)   5,245   $(4.14)      $ (11,233)   5,425   $(2.07)
                                        =========    =====   ======       =========    =====   ======

                                            YEAR ENDED JUNE 30,
                                                    1998
                                      --------------------------------
                                                             PER SHARE
                                          LOSS       SHARES    AMOUNT
                                       ------------ -------- ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE
                                                    DATA)
   Net loss .........................   $ (5,035)
   Less: Preferred dividends ........     (2,400)
                                        --------
   Basic and diluted net loss per
     share ..........................   $ (7,435)   5,679   $(1.31)
                                        ========    =====   ======


               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                    THREE MONTHS ENDED SEPTEMBER 30,
                                                              1997                                    1998
                                              -------------------------------------   ------------------------------------
                                                                         PER-SHARE                               PER-SHARE
                                                  LOSS        SHARES       AMOUNT         LOSS        SHARES      AMOUNT
                                              ------------   --------   -----------   ------------   --------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net loss ...............................     $ (1,661)                               $ (1,085)
   Less: Preferred dividends ..............         (600)                                   (600)
                                                --------                                --------
   Basic and diluted net loss per share....     $ (2,261)     5,674     $(0.40)         $ (1,685)     5,685     $(0.30)
                                                ========      =====     ======          ========      =====     ======


c. Proposed Public Offering -- In 1998, the Company determined to work towards an IPO of the Company's common stock on a firm commitment basis. The proposed IPO contemplates that a total of 4,166,667 shares of common stock will be offered at a price between $11.00 and $13.00 per share. The net proceeds of the IPO will be used to retire its Senior Subordinated Note and a portion of borrowings outstanding under its Credit Facility plus any related accrued interest.

d. Reverse Stock Split and Increase in Authorized Common Stock and Preferred Stock -- In anticipation of the proposed IPO, on July 27, 1998 the Company amended and restated its certificate of incorporation in order to, among other things, effect a reverse stock split of all issued and outstanding common shares at the rate of 1 for 4.5823, which decreased the number of issued  and  outstanding  shares  as of  June  30,  1998  from  approximately
   26,050,000 to approximately 5,685,000. This stock split has been retroactively reflected in the accompanying financial statements for all periods presented. The Company also increased the number of shares of authorized common stock to 30,000,000 and the number of shares of authorized preferred stock to 5,000,000, of which 250,000 were designated as relating to Series A redeemable cumulative preferred stock (Note 9).

e. Recapitalization -- In conjunction with the proposed IPO and as provided for in the Company's July 27, 1998 amendment and restatement of its certificate of incorporation, the Company contemplates a recapitalization of its capital stock (the "Recapitalization"). The Recapitalization involves the conversion of all outstanding preferred stock into common stock (based upon liquidation value as defined in Note 9) and the exercise of all outstanding warrants other than the Medic Warrant (as herein defined) and warrants to purchase 84,050 shares of common stock issued on October 7, 1998. (See Note 6.b.). However, cash realized by the Company upon any exercise of the underwriters' overallotment option would be applied to the payment of accrued dividends on the preferred stock and the remainder of such accrued dividends would convert into common stock. The preferred stock conversion will be effected based upon the IPO price per share. Assuming an IPO price of $12.00 per share and no exercise of the underwriters' overallotment, the preferred stock will be converted into approximately 2,652,000 shares of common stock. The warrants will be converted, in a cashless exercise, into approximately 60,000 shares of common stock.

f. Stock Purchase Plan -- In anticipation of the proposed IPO, the Board has approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"). Employees of the Company, including directors of the Company who are employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of common stock. The purchase price of such shares is the lower of 85 percent of the fair market value of the common stock on the day the offering commences and 85 percent of the fair market value of the common stock on the date the offering terminates. The first offering period under the Purchase Plan will not commence until the completion of the IPO.

g. New Stock Option and Restricted Stock Purchase Plan -- In anticipation of the proposed IPO, the Board has approved the 1998 Stock Option and Restricted Stock Purchase Plan (the "New Stock Plan"). The New Stock Plan permits the granting of any or all of the following types of awards: incentive stock options; nonqualified stock options; restricted stock; or other stock-based awards, to officers, employees, directors, consultants and advisors of the Company. To date, no options have been granted under the New Stock Plan;
   however, the Board determined to grant options to purchase an aggregate 400,000 shares of common stock pursuant to the New Stock Plan to certain

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   employees of the Company (including certain executive officers) contingent upon consummation of the IPO. Such options, which include both incentive and non-qualified stock options, will have an exercise price equal to the price to the public in the IPO and generally will vest ratably over four years from the date of grant except that the initial installment of options to be granted to certain executive officers will vest immediately upon consummation of the IPO.

h. On November 15, 1998, the Board determined to grant options (such grant to be effective as of the date of the IPO) to purchase an aggregate 51,500 shares of common stock under the New Stock Plan to certain employees of the Company, most of whom were formerly employed by HII. Such options will be incentive stock options, will have an exercise price equal to the price to the public in the IPO and generally will vest ratably over four years from the date of grant.

9. SERIES A REDEEMABLE CUMULATIVE PREFERRED STOCK

As of June 30, 1997 and 1998, the Company had outstanding 239,956 shares of preferred stock. The preferred stock is subject to mandatory redemption in two equal installments on May 31, 2001 and 2002; however, the Company may redeem the preferred stock in whole at any time or in part from time to time at its option. The Company would also be required to redeem the preferred stock should it consummate a public offering of its common stock pursuant to which the Company receives aggregate net proceeds of at least $15,000,000. (See Note 8).

The redemption price, as well as liquidation value, of the preferred stock is $100 per share plus any accrued but unpaid dividends. Dividends on this preferred stock, which are cumulative, are payable, if declared, at $10 per share per annum. No dividends have been declared or paid. At September 30, 1998, cumulative undeclared and unpaid dividends on this preferred stock totaled $7,827,000.

10. COMMITMENTS AND CONTINGENCIES

a. Leases -- The Company leases certain  offices and equipment  under  operating
   leases.  The  minimum   noncancelable  lease  payments  are  as  follows  (in
   thousands):

YEAR ENDING JUNE 30,
-----------------------------------------------
         1999 .................................    $1,405
         2000 .................................     1,351
         2001 .................................       919
         2002 .................................       654
         Thereafter ...........................       348
                                                   ------
         Total minimum lease payments .........    $4,677
                                                   ======

   Rent expense for the years ended June 30, 1996, 1997 and 1998 was $853,000, $1,309,000, and $1,307,000, respectively.

b. Litigation -- The Company is engaged in various litigation in the ordinary course of business. Management, based upon the advice of legal counsel, is of the opinion that the amounts which may be awarded or assessed in connection with these matters, if any, will not have a material effect on the consolidated financial position or results of operations.

c. Employment Contracts -- The Company has employment contracts with certain of its employees with annual remuneration ranging from $95,000 to $110,000. Future minimum payments under these contracts are as follows (in thousands):

YEAR ENDING JUNE 30,
-----------------------
  1999 ................    $206
  2000 ................      79
                           ----
                           $285
                           ====

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

d. Defined Contribution Plans -- The Company maintained four defined contribution plans (the "Plans") for all eligible employees, as defined by the Plans until April 1, 1996. On April 1, 1996, the Company combined the Plans into one defined contribution plan (the "New Plan"). The Company previously made matching contributions at various percentages to three of the Plans in accordance with the respective Plan documents and currently makes matching contributions to the New Plan in an amount equal to fifty percent of the employee salary deductions to a maximum of four percent of the employees salary in accordance with the New Plan document. The Company incurred $197,000, $227,000, and $194,000 for employer contributions to the Plans/New Plan for the years ended June 30, 1996, 1997 and 1998, respectively.

e. Service Agreements -- The Company has entered into service agreements with telecommunications providers which require the Company to utilize certain minimum levels of the services of such providers. These agreements expire through November 2001. The Company was in compliance with the terms of these agreements as of June 30, 1998. The minimum annual amounts under these agreements are as follows (in thousands):

YEAR ENDING JUNE 30,
------------------------
  1999 .................    $ 1,795
  2000 .................      1,497
  2001 .................      1,429
  2002 .................        543
                            -------
  Total ................    $ 5,264
                            =======

11. TRANSACTION PROCESSING AGREEMENT

On July 17, 1998, the Company entered into a transaction processing agreement (the "Processing Agreement") with Medic Computer Systems, Inc. ("Medic"), a subsidiary of Misys plc that develops and licenses software for healthcare providers, principally physicians, MSOs and PPMs. Under the Processing Agreement, the Company will undertake certain software development obligations, and on July 1, 1999 it will become the exclusive processor (subject to certain exceptions) of medical reimbursement claims for Medic's subscribers submitted to payors with whom MedE has or establishes connectivity. Under the Processing Agreement, the Company will be entitled to revenues to be paid by payors (in respect of which a commission is payable to Medic) as well as fees to be paid by Medic. The Processing Agreement sets forth detailed performance criteria and development and implementation timetables. Inability to meet these criteria may result in financial penalties or give Medic a right to terminate this agreement. The Processing Agreement is for a fixed term of five years, with annual renewals thereafter (unless either party elects to terminate).

Contemporaneously, to ensure a close working relationship between the parties, on July 17, 1998 the Company granted to Medic a warrant (the "Medic Warrant") to acquire 1,250,000 shares of the Company's common stock, at a per share exercise price equal to the price of the common stock to the public in the IPO or, in the event that the IPO is not completed by March 31, 1999 at an exercise price equal to $8 per share. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance. The Medic Warrant was valued at $2,537,000 using the Black-Scholes Option Pricing Model and is recorded in other assets. The Medic Warrant is being amortized over the life of the Processing Agreement, five years. The Medic Warrant contains customary weighted average antidilution provisions. The Company and certain principal stockholders have agreed that following the completion of the IPO and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of common stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. Medic has not yet named a designee.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

12. OTHER INCOME

In February 1997, the Company exercised 26,712 options to purchase common shares of First Data Corporation and subsequently sold the common shares resulting in a pre-tax gain of $885,000. Such options were issued to former employees of the Company prior to the Spin-off but reverted to the Company upon the termination of these employees.

13. RESTATEMENT

Subsequent to the issuance of the Company's consolidated financial statements for the fiscal year ended 1998, the Company's management determined that it was necessary to revise the valuation of the write-off of in-process research and development incurred in connection with the TCS acquisition in February 1997. As a result, the Company's financial statements for the fiscal years ended June 30, 1997 and 1998 have been restated from the amounts previously reported in order to reflect the effects of the adjustment to the write-off of in-process research and development. Such write-off, which occurred during the year ended June 30, 1997, was reduced from $4,354,000 to $1,556,000. As a result, goodwill was increased by $2,798,000. The effect of the restatement is as follows:

                                                                 1997                             1998
                                                    -------------------------------   -----------------------------
                                                     AS PREVIOUSLY                     AS PREVIOUSLY
                                                        REPORTED       AS RESTATED       REPORTED       AS RESTATED
                                                    ---------------   -------------   --------------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
AT JUNE 30:
 Goodwill .......................................      $  24,834        $  27,465       $  32,522       $  34,753
 Accumulated deficit ............................        (47,839)         (45,208)        (52,474)        (50,243)
FOR THE YEAR ENDED JUNE 30:
 Depreciation and amortization ..................          5,293            5,460           6,743           7,143
 Acquired in-process research and development              4,354            1,556              --              --
 Net loss .......................................        (11,464)          (8,833)         (4,635)         (5,035)
 Net loss applicable to common stockholders .....        (13,864)         (11,233)         (7,035)         (7,435)
 Basic and diluted net loss per common share.....      $   (2.56)       $   (2.07)      $   (1.24)      $   (1.31)


14. SUBSEQUENT EVENTS

a. Acquisition -- In October 1998, the Company acquired all the outstanding shares of capital stock of Healthcare Interchange Inc. ("HII") a St. Louis, Missouri-based provider of EDI transaction processing services to hospitals and physician groups in Missouri, Kansas and Illinois. Prior to the acquisition of HII, two unrelated healthcare services divisions, Intercare and Telemedical, were divested from HII in separate transactions. HII was purchased for a total cash payment of approximately $11,718,000, including transaction expenses and was financed with borrowings under the Credit Facility. The acquisition will be accounted for under the purchase method of accounting.

   The following unaudited pro forma information for the year ended June 30, 1998 includes the operations of the Company, inclusive of the operations of both Stockton and HII as if the acquisitions had occurred as of July 1, 1997. The pro forma information for the three months ended September 30, 1998 includes the operations of the Company, inclusive of the operations of HII as if the acquisition had occurred at July 1, 1997. This pro forma information gives effect to the amortization expense associated with goodwill and other intangible assets acquired, adjustments related to the fair market value of the assets and liabilities acquired interest expense related to financing the acquisitions, and related income tax effects. The allocation of the purchase price is preliminary and subject to change upon review by management of additional evidence relating to the fair value of assets acquired and liabilities assumed at the closing date. Adjustments to the purchase price allocation, if any, would likely relate to amounts assigned to intangible assets.

               MEDE AMERICA CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                      YEAR ENDED      THREE MONTHS ENDED
                                                    JUNE 30, 1998     SEPTEMBER 30, 1998
                                                   ---------------   --------------------
                                                               (IN THOUSANDS)
  Revenues .....................................      $ 48,880             $ 13,318
                                                      ========             ========
  Income (loss) from operations ................        (1,034)                  44
                                                      ========             ========
  Net loss .....................................        (5,695)              (1,245)
                                                      ========             ========
  Net loss applicable to common stock ..........        (8,095)              (1,845)
                                                      ========             ========
  Basic and diluted net loss per share .........         (1.43)               (0.32)
                                                      ========             ========


b. New Credit Facility -- On January 26, 1999, the Company entered into a Credit Agreement (the "New Credit Facility"). The New Credit Facility provides for a $25 million revolving credit facility that matures on January 26, 2002. The New Credit Facility is not guaranteed by any third party, but is secured by substantially all of the Company's assets including the stock of the Company's subsidiaries. The New Credit Facility contains various covenants and conditions, including those relating to Year 2000 compliance, changes in control and management and restrictions on the payments of dividends on the common stock.

   The closing of the initial lending under the New Credit Facility is anticipated to take place simultaneously with the IPO. Such closing is subject to a number of conditions and covenants on the part of the Company. Assuming that the initial lending under the New Credit Facility takes place as scheduled, the Company intends to borrow sufficient funds under the New Credit Facility in order to repay all amounts outstanding under the existing Credit Facility.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of The Stockton Group, Inc.:

We have audited the accompanying statement of income of The Stockton Group, Inc. (the "Company") for the year ended June 30, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of income presentation. We believe that our audit of the statement of income provides a reasonable basis for our opinion.

In our opinion, such statement of income presents fairly, in all material respects, the results of operations of the Company for the year ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Charlotte, North Carolina
October 7, 1997

                           THE STOCKTON GROUP, INC.
                              STATEMENTS OF INCOME
                 YEAR ENDED JUNE 30, 1997 AND THE THREE MONTHS
                     ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                      YEAR ENDED      THREE MONTHS ENDED
                                                    JUNE 30, 1997     SEPTEMBER 30, 1997
                                                   ---------------   -------------------
                                                                         (UNAUDITED)
REVENUES .......................................    $  3,801,953         $1,056,748
OPERATING EXPENSES:
 Operations ....................................        (563,295)          (137,495)
 Sales, marketing, and client services .........        (899,366)          (203,133)
 Research and development ......................        (103,153)           (24,405)
 General and administrative ....................        (159,517)           (72,425)
 Non-cash stock compensation (Note 4) ..........      (1,280,000)                --
 Depreciation and amortization .................        (109,336)           (37,411)
                                                    ------------         ----------
   Total operating expenses ....................      (3,114,667)          (474,869)
                                                    ------------         ----------
INCOME FROM OPERATIONS .........................         687,286            581,879
INTEREST EXPENSE ...............................        (111,260)           (22,574)
OTHER INCOME ...................................          11,229              8,020
                                                    ------------         ----------
NET INCOME (Note 1) ............................    $    587,255         $  567,325
                                                    ============         ==========

                       See notes to financial statement.

                            THE STOCKTON GROUP, INC.
                          NOTES TO FINANCIAL STATEMENT

               YEAR ENDED JUNE 30, 1997 AND THE THREE MONTHS ENDED
                         SEPTEMBER 30, 1997 (UNAUDITED)
(INFORMATION  AS  IT  RELATES  TO  THE  THREE MONTHS ENDED SEPTEMBER 30, 1997 IS
                                  UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

Description of Business -- The Stockton Group, Inc. (the "Company"), was incorporated as an S Corporation in the State of South Carolina in July 1993. The Company provides computer-based prescription drug claims processing to Pharmaceutical Benefit Managers ("PBMs"), Health Maintenance Organizations ("HMOs"), Preferred Provider Organizations ("PPOs"), insurance companies, Third-Party Administrators ("TPAs"), self-insured employers, and Taft-Hartley Funds. The Company's services range from claims processing to full-service program management, including eligibility verification, drug coverages and exclusions, concurrent utilization review, drug pricing verification, supply limitations and other applicable plan design requirements. The Company supports a network of over 40,000 pharmacies nationwide.

In addition to claims processing fees, the Company receives rebate revenue from drug manufacturers for prescription drug transactions that are processed through the Company's system.

Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Customers -- For the year ended June 30, 1997, three customers accounted for approximately 15%, 12% and 10%, respectively, of total revenues.

Revenue Recognition -- Revenue from prescription drug claims processing services and rebates from drug manufacturers are recognized when the services are delivered.

Property and Equipment -- Property and equipment is depreciated using the double-declining balance method over the estimated useful lives of the related assets. Assets under capital leases are depreciated using the straight-line method over the lease term.

Income Taxes -- The Company has elected to be taxed as an S Corporation, and as such its income is included in the current taxable income of its stockholder. Accordingly, no provision has been made in the accompanying financial statements for federal or state income taxes.

Unaudited Interim Financial Statement -- In the opinion of management, the unaudited statement of income for the three months ended September 30, 1997 is presented on a basis consistent with the audited statement of income and reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for the three months ended September 30, 1997 is not necessarily indicative of the results to be expected for the entire year.

2. NOTE PAYABLE TO STOCKHOLDER

The Company had a note payable to stockholder with an outstanding principal balance of $359,621 at June 30, 1997. The note bore interest at a rate of prime plus .25% (8.75% at June 30, 1997).

3. LEASE COMMITMENTS

The Company leased certain equipment under operating leases expiring at various dates through April 2000. Rent expense for the year ended June 30, 1997 was approximately $12,000.

                            THE STOCKTON GROUP, INC.
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)

In addition, the Company leased its office facility and certain computer and office equipment under capital lease arrangements with interest rates ranging from 14.5% to 25%, expiring through July 2011. The lease arrangement for the office facility was with a corporation in which the Company's sole stockholder holds an ownership interest.

4. STOCK-BASED COMPENSATION ARRANGEMENTS

During 1994, the Company granted a key employee the right to acquire common stock equivalent to a 25% equity ownership in the Company at no cost. The shares have not yet been issued. At the date of the grant, the Company recorded compensation cost equal to the fair market value of shares to be awarded to the executive.

During 1997, the Company entered into an employment agreement with another new key executive. Among other things, the agreement granted the executive the right to acquire a 10% equity ownership in the Company at a nominal cost ($1.00) or, if the Company is sold within one year, to receive 10% of the sales proceeds as defined. Accordingly, the Company has recorded compensation cost in 1997, equal to the estimated cash settlement to be paid to the executive based upon the anticipated proceeds from the sale of the Company. (See Note 5).

5. SUBSEQUENT EVENT

In November 1997, the Company sold certain computer equipment, intangible assets and the operations of the Company to MEDE America Corporation. All other assets and liabilities remained with the Company. The purchase price was $10,400,000 in cash. In addition, the purchase agreement requires additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) to be paid if Stockton's revenue during the 12-month period ended September 30, 1998 is at least $5,000,000.

                                     ******

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Healthcare Interchange, Inc.:

We have audited the accompanying consolidated balance sheet of Healthcare Interchange, Inc. and subsidiary (Company) as of June 30, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine-month period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in notes 3 and 15, on October 30, 1998, the Company completed the sale of it financial transactions business to MEDE America and the disposal of the assets and operations of the discontinued Telemedical and Intercare segments.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Interchange, Inc. and subsidiary as of June 30, 1998, and the results of their operations and their cash flows for the nine-month period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

St. Louis, Missouri
September 8, 1998, except as to notes 3 and 15, which is as of October 30, 1998

                  HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30,       SEPTEMBER 30,
                                                                                   1998             1998
                                                                             ---------------   --------------
                                                                                                 (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents ...............................................    $    140,042      $     38,083
 Service accounts receivable, less allowance for doubtful accounts of
   $30,709 and $32,207 (unaudited), respectively..........................         616,044           556,025
 Due from stockholders ...................................................         105,483           104,505
 Inventories .............................................................          13,286            12,822
 Net current assets of discontinued operations ...........................         236,772           243,960
 Prepaid expenses ........................................................          62,472            16,929
                                                                              ------------      ------------
      Total current assets ...............................................       1,174,099           972,324
Property, equipment and computer software, net ...........................         611,578           576,559
Other assets .............................................................          26,246            25,537
Net non-current assets of discontinued operations ........................         176,455           176,455
                                                                              ============      ============
                                                                              $  1,988,378      $  1,750,875
                                                                              ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Revolving credit facilities .............................................    $  2,260,000      $  2,260,000
 Notes payable ...........................................................          73,751            64,701
 Accounts payable ........................................................       1,162,125           956,320
 Accounts payable to stockholders ........................................         151,705           183,376
 Dividends payable .......................................................          70,313            93,750
 Accrued expenses and other liabilities ..................................         865,935           612,745
                                                                              ------------      ------------
      Total current liabilities ..........................................       4,583,829         4,170,892
                                                                              ------------      ------------
Stockholders' equity (deficit):

 Cumulative redeemable convertible preferred stock, $1 par value; ........
   62,500 shares authorized, issued, and outstanding .....................          62,500            62,500
   Common stock:
    Class A - $1 par value; 66,250 shares authorized, 35,000 shares
      issued and outstanding .............................................          35,000            35,000
    Class B - $1 par value; 66,250 shares authorized, 35,000 shares
      issued and outstanding .............................................          35,000            35,000
    Class C - $1 par value; 30,000 shares authorized, 20,001 shares
      issued and outstanding .............................................          20,001            20,001
    Additional paid-in capital ...........................................       3,016,898         2,993,461
    Accumulated deficit ..................................................      (5,764,850)       (5,565,979)
                                                                              ------------      ------------
      Total stockholders' equity (deficit) ...............................      (2,595,451)       (2,420,017)
                                                                              ------------      ------------
                                                                              $  1,988,378      $  1,750,875
                                                                              ============      ============


         See accompanying notes to consolidated financial statements.

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            NINE-MONTH         THREE-MONTH
                                                                           PERIOD ENDED        PERIOD ENDED
                                                                          JUNE 30, 1998     SEPTEMBER 30, 1998
                                                                         ---------------   -------------------
                                                                                               (UNAUDITED)
Revenues:
 Claims service revenue ..............................................    $  2,814,030         $1,032,672
 Claim service revenue from stockholders .............................         843,787            258,506
 Other revenue .......................................................          69,137             20,597
                                                                          ------------         ----------
                                                                             3,726,954          1,311,775
                                                                          ------------         ----------
Operating expenses:
 Operating expenses ..................................................       1,285,832            479,003
 Sales, marketing and client service .................................         993,512            263,320
 General and administrative ..........................................         752,033            248,032
 Depreciation and amortization .......................................         131,806             43,761
 Provision for doubtful accounts .....................................           2,000             14,896
                                                                          ------------         ----------
                                                                             3,165,183          1,049,012
                                                                          ------------         ----------
   Operating income ..................................................         561,771            262,763
Interest expense .....................................................         148,213             63,892
                                                                          ------------         ----------
   Income from continuing operations .................................         413,558            198,871
Discontinued operations:
 Loss from operations of discontinued segments .......................      (2,026,784)                --
 Loss on disposal of segments (including $342,971 for operating losses
   during phase-out period) ..........................................      (2,073,601)                --
                                                                          ------------         ----------
   Net income (loss) .................................................      (3,686,827)           198,871
   Preferred stock dividends declared ................................         (70,313)           (23,437)
                                                                          ------------         ----------
   Net income (loss) attributable to common stockholders .............    $ (3,757,140)        $  175,434
                                                                          ============         ==========


          See accompanying notes to consolidated financial statements.

                  HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   NINE-MONTH PERIOD ENDED JUNE 30, 1998 AND
            THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)

                                                                 COMMON STOCK
                                                         -----------------------------
                                              PREFERRED
                                                STOCK     CLASS A   CLASS B   CLASS C
                                             ----------- --------- --------- ---------
Balance, September 30, 1997 ................   $62,500    $35,000   $35,000   $20,001
Preferred stock dividends declared .........        --         --        --        --
Net loss ...................................        --         --        --        --
                                               -------    -------   -------   -------
Balance, June 30, 1998 .....................    62,500     35,000    35,000    20,001
Preferred stock dividends declared
 (unaudited) ...............................        --         --        --        --
Net income (unaudited) .....................        --         --        --        --
                                               -------    -------   -------   -------
Balance, September 30, 1998 (unaudited).....   $62,500    $35,000   $35,000   $20,001
                                               =======    =======   =======   =======



                                                                                  TOTAL
                                               ADDITIONAL                     STOCKHOLDERS'
                                                PAID-IN       ACCUMULATED        EQUITY
                                                CAPITAL         DEFICIT         (DEFICIT)
                                             ------------- ---------------- ----------------
Balance, September 30, 1997 ................  $3,087,211     $ (2,078,023)    $  1,161,689
Preferred stock dividends declared .........     (70,313)              --          (70,313)
Net loss ...................................          --       (3,686,827)      (3,686,827)
                                              ----------     ------------     ------------
Balance, June 30, 1998 .....................   3,016,898       (5,764,850)      (2,595,451)
Preferred stock dividends declared
 (unaudited) ...............................     (23,437)              --          (23,437)
Net income (unaudited) .....................          --          198,871          198,871
                                              ----------     ------------     ------------
Balance, September 30, 1998 (unaudited).....  $2,993,461     $ (5,565,979)    $ (2,420,017)
                                              ==========     ============     ============

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            NINE-MONTH         THREE-MONTH
                                                                           PERIOD ENDED        PERIOD ENDED
                                                                          JUNE 30, 1998     SEPTEMBER 30, 1998
                                                                         ---------------   -------------------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
 Net income (loss) ...................................................    $ (3,686,827)        $  198,871
 Loss on disposal of segments ........................................       2,073,601                 --
 Adjustments to reconcile  net income  (loss) to net cash  provided by (used in) operating activities:
   Depreciation and amortization .....................................         390,821             43,761
   Provision for doubtful accounts ...................................          40,013             14,896
   Increase (decrease) in cash from changes in assets and liabilities:
    Service accounts receivable ......................................         523,789             37,935
    Due from stockholders ............................................         181,781                978
    Inventories ......................................................         (19,378)               464
    Prepaid expenses .................................................          32,102             45,543
    Accounts payable .................................................         819,323           (197,571)
    Accrued expenses and other liabilities ...........................          45,013           (229,753)
                                                                          ------------         ----------
      Net cash provided by (used in) operating activities ............         400,238            (84,876)
                                                                          ------------         ----------
Cash flows from investing activities:
 Purchases of property and equipment .................................        (276,548)            (8,742)
 Capitalized software development expenditures .......................        (293,442)                 -
 Other non-current assets ............................................           1,297                709
                                                                          ------------         ----------
      Net cash used in investing activities ..........................        (568,693)            (8,033)
                                                                          ------------         ----------
Cash flows from financing activities:
 Advances on revolving credit facilities .............................         350,000                 --
 Payments on notes payable ...........................................         (71,490)            (9,050)
 Dividends paid on cumulative convertible preferred stock ............         (23,437)                --
                                                                          ------------         ----------
      Net cash provided by (used in) financing activities ............         255,073             (9,050)
                                                                          ------------         ----------
      Net increase (decrease) in cash and cash equivalents ...........          86,618           (101,959)
Cash and cash equivalents, beginning of period .......................          53,424            140,042
                                                                          ------------         ----------
Cash and cash equivalents, end of period .............................    $    140,042         $   38,083
                                                                          ============         ==========
Noncash investing activities:
 Write-offs of long-term assets due to disposal of segments ..........    $  1,208,989         $       --
 Accrual for operating losses of discontinued segments during
   phase-out period ..................................................         342,971                 --
                                                                          ============         ==========
Supplemental disclosure of cash flow information - cash paid for
 interest ............................................................    $    148,212         $   55,448
                                                                          ============         ==========

         See accompanying notes to consolidated financial statements.

                  HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      JUNE 30, 1998 AND FOR THE NINE-MONTH
                          PERIOD ENDED JUNE 30, 1998

1. ORGANIZATION AND BUSINESS

Healthcare Interchange, Inc. was incorporated in 1991 and began operations in 1992. Healthcare Interchange, Inc. and subsidiary (Company) is in the business of providing electronic health data network services to a national clientele through three operating segments; financial transactions, medical televideo, and intercare. The financial transactions segment processes electronic claims for health care providers. The medical televideo segment develops, sells, and services televideo and minor medical equipment through a wholly owned subsidiary, HII Telemedical Corp. (Telemedical). The Intercare segment
(Intercare) began operations in fiscal 1997, providing electronic claims processing and data analysis for health care providers. Prior to October 1, 1996, Intercare was a development stage enterprise.

The consolidated financial statements at June 30, 1998 include the accounts of Healthcare Interchange, Inc. and its wholly owned domestic subsidiary after elimination of intercompany accounts and transactions. The Company's fiscal year end is September 30.

Unaudited Interim Consolidated Financial Statements -- The consolidated balance sheet of the Company as of September 30, 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the three-month period ended September 30, 1998 included in the accompanying consolidated financial statements, which are unaudited, include the accounts of Healthcare Interchange, Inc. and its wholly-owned subsidiary. All significant intercompany accounts have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Adjustments consist only of normal recurring items.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents -- The Company considers cash equivalents to be securities held for cash management purposes having original maturities of three months or less at the time of investment.

b. Inventories -- Inventories are stated at the lower of cost or market. Cost is determined principally using the specific identification method. Inventories at June 30, 1998 are comprised principally of raw materials.

c. Property, Equipment and Computer Software -- Property, equipment and computer software are carried at cost. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Costs associated with the internal development of software are capitalized once the marketability and technological feasibility of the software have been established.

   The property, equipment and computer software are depreciated on the straight-line basis over the following useful lives:

                                                               YEARS
                                                               ------
            Building .......................................     28
            Leasehold improvements .........................     10
            Furniture ......................................      7
            Communications equipment .......................      5
            Computers and data handling equipment ..........      5
            Purchased computer software ....................      5
            Developed computer software ....................      3


                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

d. Income Taxes -- Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

e. Revenue Recognition -- The Company recognizes revenue from the sale of its services in the period that the services are delivered or provided. Unearned income on service contracts is amortized by the straight-line method over the term of the contracts.

   Revenue from the sale of the Company's products is recognized in the period that the products are shipped to the customers.

f. Stock-Based Compensation -- The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its stock options. The Company has adopted the pro forma disclosures-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

g. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

3. DISCONTINUED OPERATIONS

   In fiscal 1999, the Company's Board of Directors approved a plan to discontinue the operations of its Televideo and Intercare operating segments; and on September 17, 1998, signed a letter of intent to sell substantially all the assets of the financial transactions business to MEDE America Corporation (MEDE America). See note 15.

   The Company's consolidated financial statements as of June 30, 1998 and for the nine-month period then ended include a charge of $2,073,601 to provide for an after-tax loss on the disposal of the discontinued operations, including estimated operating losses of $342,971 through the expected date of disposal.

   Operating results for the nine-month period ended June 30, 1998 and financial position as of June 30, 1998 of the discontinued segments are summarized below:

     Results of operations:

                                                    NINE-MONTH PERIOD
                                                   ENDED JUNE 30, 1998
                                                  --------------------
      Net revenues ..............................     $    528,552
      Loss from discontinued operations .........       (4,100,385)
                                                      ============


     Financial position:

                                                                                  AS OF
                                                                              JUNE 30, 1998
                                                                             --------------
       Current:
        Accounts receivable, net .........................................      $ 162,271
        Inventories ......................................................         74,501
                                                                                ---------
                                                                                $ 236,772
                                                                                =========
       Non-current - property, equipment and computer software, net ......      $ 176,455
                                                                                =========


                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

4. SERVICE ACCOUNTS RECEIVABLE

A summary of activity in the allowance for doubtful accounts of the continuing operations of the Company for the nine-month period ended June 30, 1998 is summarized as follows:

       Balance at beginning of period ..........    $  52,238
       Provision for doubtful accounts .........        2,000
       Accounts written-off ....................      (23,529)
                                                    ---------
       Balance at end of period ................    $  30,709
                                                    =========


5. PROPERTY, EQUIPMENT AND COMPUTER SOFTWARE

   Property, equipment and computer software of the continuing operations of the Company as of June 30, 1998 are as follows:

       Land ...................................................   $   7,652
       Building ...............................................      30,610
       Leasehold improvements .................................      64,220
       Furniture ..............................................     453,499
       Communications equipment ...............................     165,127
       Computers and data handling equipment ..................     436,435
       Computer software ......................................     160,724
                                                                  ---------
                                                                  1,318,267
       Less accumulated depreciation and amortization .........     706,689
                                                                  ---------
                                                                  $ 611,578
                                                                  =========


6. REVOLVING CREDIT FACILITIES

On November 4, 1996, the Company entered into a revolving credit facility with a local bank which allows the Company to borrow up to a maximum of $750,000. The revolving credit facility bears interest at a fixed prime plus 1% (9.5% at June 30, 1998) and requires monthly payments of interest. The due date on the revolving credit facility has been extended from the original December 31, 1997 due date and is now due on October 31, 1998. The average outstanding borrowings on the revolving credit facility arrangement was $750,000 at a weighted average interest weight of 9.6% for the nine-month period ended June 30, 1998. The revolving credit facility had a balance of $750,000 at June 30, 1998.

On November 4, 1996, the Company entered into a revolving credit facility with a local bank which allows the Company to borrow up to a maximum of $500,000. The revolving credit facility bears interest at a fixed prime less 0.5% (8.0% at June 30, 1998) and requires monthly payments of interest, with the balance due on November 4, 1998. The average outstanding borrowings on the revolving credit facility was $500,000 at a weighted average interest weight of 8.1% for the nine-month period ended June 30, 1998. The revolving credit facility had a balance of $500,000 at June 30, 1998.

On June 4, 1997, the Company entered into a revolving credit facility with a local bank which allows the Company to draw up to a maximum of $2,500,000. The revolving credit facility bears an interest rate of prime less 0.625% (7.88% at June 30, 1998), requires monthly payments of interest, and is secured by substantially all assets of the Company with the balance due on December 31, 1999. The average outstanding borrowings on the revolving credit facility was approximately $877,000 at a weighted average interest rate of 8.0% for the nine-month period ended June 30, 1998. The revolving credit facility had a balance of $1,010,000 at June 30, 1998.

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

As of June 30, 1998, the carrying value of the Company's revolving credit facilities approximated fair value based upon borrowing rates currently available for debt instruments with similar remaining terms and maturities. The Company's $750,000 revolving credit facility and notes payable are secured by substantially all of the Company's assets. Additionally, the $500,000 and $2,500,000 revolving credit facilities are guaranteed by two of the Company's stockholders.

The Company's commitment agreement with the local bank for the notes payable and revolving credit facilities contains restrictive covenants which include the maintenance of minimum tangible net worth, as defined, and certain financial ratios. The Company failed to meet certain covenant requirements which has placed the Company in technical default. Consequently, the Company has classified the entire outstanding balance of borrowings under the notes payable and revolving credit facilities as a current liability.

7. NOTES PAYABLE

On February 28, 1995, the Company entered into a $300,000 note payable with a local bank. The note was paid in full by the Company in February 1998. The note payable accrued interest at a fixed rate of 9.0% and required monthly payments of principal and interest.

On May 30, 1995, the Company entered into a $170,000 note payable with a local bank. The note bears interest at a fixed rate of 9.75%, requires monthly payments of principal and interest, with the balance due on May 30, 2000, and is secured by substantially all assets of the Company. The note is payable on demand, and accordingly, is classified as a current liability. The balance at June 30, 1998 was $73,751.

8. RELATED PARTY TRANSACTIONS

During the nine-month period ended June 30, 1998, two stockholders provided network and other services to the Company. Total expenses incurred by the Company for these services totaled approximately $116,000 for the nine-month period ended June 30, 1998. At June 30, 1998, the Company owed approximately $152,000, to these stockholders for such services.

Revenue received from services provided to stockholders totaled approximately $844,000 for the nine-month period ended June 30, 1998. Due from stockholders represents amounts receivable for services provided to the stockholders.

9. LEASE COMMITMENTS

The Company leases certain office space and equipment under various lease agreements. Rent expense of the continuing operations of the Company totaled $183,291 for the nine-month period ended June 30, 1998.

Future minimum lease payments under noncancellable operating leases with maturities in excess of one year related to continuing operations are as follows:

  1999 .................    $238,240
  2000 .................     240,133
  2001 .................     212,320
  2002 .................     208,969
  2003 .................     199,460
  Thereafter ...........     395,841
                            ========


10. STOCKHOLDERS' EQUITY

Each share of cumulative convertible preferred stock (Preferred Stock) held and issuable to common holders requires a $1.50 annual dividend. Preferred Stock is redeemable, at the option of the Company, for cash of $24 per share plus unpaid dividends quarterly. Each share of Preferred Stock is convertible,

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

at the option of the holder, into a share of common stock (the class of common stock the holder already owns) upon change in control of the Company or sale of substantially all the Company's assets, as defined in the Company's Articles of Incorporation. The Company has reserved 31,250 shares of Class A and Class B common stock for the purpose of effecting the conversion of the Preferred Stock.

Pursuant to an agreement between all stockholders and the Company, all preferred and common stock outstanding is subject to certain restrictions on disposition and transfer. The stockholder agreement requires that stockholders must first offer shares to be sold or transferred to other stockholders and/or the Company in accordance with terms specified in the stockholder agreement.

11. EMPLOYEE STOCK OPTION PLANS

1994 Stock Option Plan -- On March 22, 1994, the Board of Directors of the Company adopted the 1994 Stock Option Plan (1994 Plan) pursuant to which incentive stock options may be granted to employees or directors. Under the 1994 Plan, options to purchase 12,000 shares of Class C common stock may be granted for a term not to exceed 10 years (five years with respect to a stockholder who owns more than 10% of the capital stock of the Company) and must be granted within 10 years from the date of adoption of the 1994 Plan. The exercise price of all stock options must be at least equal to the fair market value (110% of fair market value for a stockholder who owns more than 10% of the capital stock of the Company) of the shares on the date granted.

1997 Stock Option Plan -- On October 30, 1997, the Company's Board of Directors adopted a second stock option plan, the 1997 Stock Option Plan (1997 Plan). The purpose of the 1997 Plan is to provide additional employee incentives. Under the 1997 Plan, up to 24,000 options to purchase Class C common stock may be granted. The other significant provisions under the 1997 Plan are similar to those under the 1994 Plan, as described above.

Aggregate information relating to stock option activity under the 1994 Plan and 1997 Plan for the nine-month period ended June 30, 1998 is as follows:

       Number of shares under stock options:
        Outstanding at beginning of period .........       9,999
        Granted ....................................      12,850
                                                          ------
        Outstanding at end of period ...............      22,849
                                                          ======
        Exercisable at end of period ...............       9,999
                                                          ======

       Weighted average exercise price:
        Granted ....................................    $    100
        Outstanding at end of period ...............       66.74
        Exercisable at end of period ...............       24.00
                                                        ========


Aggregate information relating to stock options outstanding and stock options exercisable at June 30, 1998 is a follows:

OPTIONS OUTSTANDING:

                                       WEIGHTED AVERAGE
                    OUTSTANDING AT        REMAINING
 EXERCISE PRICE      JUNE 30, 1998     CONTRACTUAL LIFE
----------------   ----------------   -----------------
$       24               9,999                6.25
       100              12,850                9.25
    ======              ------                ====
                        22,849
                        ======

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

OPTIONS EXERCISABLE:

                                       WEIGHTED AVERAGE
                    OUTSTANDING AT        REMAINING
 EXERCISE PRICE      JUNE 30, 1998     CONTRACTUAL LIFE
----------------   ----------------   -----------------
$   24                  9,999                 3.72
======                  =====                 ====


No compensation expense relating to stock option grants was recorded in the nine-month period ended June 30, 1998 as the option exercise prices were equal to the estimated fair value at the dates of grant.

Pro forma information regarding loss and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. However, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented below as compensation cost does not reflect options granted prior to October 1, 1996 which vest subsequent to that date. The fair value for options granted in the nine-month period ended June 30, 1998 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                      NINE-MONTH PERIOD
                                                     ENDED JUNE 30, 1998
                                                    --------------------
         Risk-free interest rate ................           8.5%
         Dividend yield .........................           0.0%
         Volatility factor ......................           0.0%
         Weighted average expected life .........          10 years


The Company's pro forma net loss compared to reported amounts are as follows:


                                                                    NINE-MONTH PERIOD
                                                                   ENDED JUNE 30, 1998
                                                                  --------------------
       Net loss:
        As reported ...........................................      $  (3,686,827)
        Pro forma .............................................         (3,783,647)
       Weighted average fair value per share of options granted
        during the year .......................................              56.31


12. EMPLOYEE BENEFIT PLAN

The Company maintains a qualified, contributory, 401(k) profit-sharing plan covering substantially all employees. Employees are allowed to contribute between 1% and 15% of their compensation to the plan, not to exceed the statutory maximum. The plan provides for contributions by the Company of 50% of the first 6% of an employee's salary deferral. The plan also provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. There were no discretionary contributions made in the nine-month period ended June 30, 1998. Expense associated with the plan for continuing operations of the Company totaled $39,371 for the nine-month period ended June 30, 1998.

13. INCOME TAXES

No provision for income taxes was recorded for the nine-month period ended June 30, 1998, as substantially all income tax attributable to continuing and discontinued operations was offset by the utilization of net operating loss carryforwards.

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The difference between the effective income tax rate applied to income from continuing operations for financial statement purposes and the U.S. federal income tax rate of 34% for the nine-month period ended June 30, 1998 is as follows:

         Expected provision at statutory rate ..........  $  140,610
         Nondeductible meals and entertainment .........       9,894
         State income taxes ............................       5,624
         Change in valuation allowance .................    (156,128)
                                                          ----------
                                                          $       --
                                                          ==========


The tax effects of temporary differences that give rise to the deferred tax assets and liability as of June 30, 1998 are as follows:

                                                                  CURRENT         NONCURRENT
                                                               -------------   ---------------
     Deferred tax assets:
       Net operating loss carryforwards ....................    $       --      $  1,362,687
       Provision for doubtful accounts .....................        11,669                --
       Deferred income .....................................        21,563                --
       Loss on discontinued operations .....................       787,968                --
       Other ...............................................         2,949                --
                                                                ----------      ------------
                                                                   824,149         1,362,687
       Less valuation allowance ............................      (824,149)       (1,332,185)
                                                                ----------      ------------
                                                                        --            30,502
       Deferred tax liability - excess of tax over financial
        statement fixed assets .............................            --           (30,502)
                                                                ----------      ------------
       Net deferred tax asset (liability) ..................    $       --                --
                                                                ==========      ============


SFAS No. 109 requires that a valuation allowance be established for deferred tax assets if, based on the weight of evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has approximately $3,500,000 of net operating loss carryforwards for income tax purposes, which will begin to expire in the year 2009.

14. YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a "00" date" as the year 1900 rather than the year 2000. This could result in computer system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. The Company has developed a Year 2000 remediation plan and has begun testing and converting its computer systems and applications in order to identify and solve significant Year 2000 issues. In addition, the Company is discussing with its vendors the possibility of any communication difficulties or other disruptions that may affect the Company.

                   HEALTHCARE INTERCHANGE, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

15. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

Sale of Company's Capital Stock -- On October 30, 1998, the Company completed the sale of its financial transactions business to MEDE America. This transaction was effected through the sale of the Company's capital stock to MEDE America for cash of $11.6 million. Proceeds from the sale were used as follows:

     Repayment of borrowings under revolving credit facilities and
       notes payable, including accrued interest .........................    $  2,339,990
     Payment of certain accrued expenses and other liabilities ...........       1,299,982
     Deposit into escrow account related to post-sale contingencies ......         400,000
     Distributions to stockholders .......................................       7,560,028
                                                                              ------------
                                                                              $ 11,600,000
                                                                              ============


Disposition of Discontinued Operations -- Prior to the closing of the sale, the Company disposed of the assets and operations of the discontinued Televideo and Intercare segments. Substantially all assets and a contract of Televideo were transferred to a former employee in settlement of a legal action, and the stock of the Televideo subsidiary was distributed to the Company's stockholders. The assets and operations of Intercare were sold to Providers Edge Incorporated, a corporation formed by certain former Intercare employees. The accounts payable, accrued liabilities, and borrowings related to Televideo and Intercare were retained by the Company.

==================================================================================================================

    NO  DEALER,  SALESPERSON  OR  OTHER
PERSON HAS BEEN  AUTHORIZED TO GIVE ANY
INFORMATION     OR    TO    MAKE    ANY                                         4,615,400 SHARES
REPRESENTATIONS   CONTAINED   IN   THIS
PROSPECTUS  AND, IF GIVEN OR MADE, SUCH
INFORMATION  OR   REPRESENTATIONS   NOT
CONTAINED  HEREIN  MUST  NOT BE  RELIED                                        [GRAPHIC OMMITTED]
UPON AS HAVING BEEN  AUTHORIZED  BY THE
COMPANY,  ANY OF THE UNDERWRITERS OR BY
ANY OTHER PERSON.  THIS PROSPECTUS DOES
NOT  CONSTITUTE  AN OFFER TO SELL, OR A
SOLICITATION  OF AN OFFER  TO BUY,  ANY
SECURITIES  OTHER  THAN THE  SHARES  OF
COMMON STOCK OFFERED  HEREBY,  NOR DOES
IT  CONSTITUTE  AN  OFFER  TO SELL OR A
SOLICITATION  OF AN OFFER TO BUY ANY OF
THE SECURITIES  OFFERED HEREBY,  TO ANY
PERSON IN ANY  JURISDICTION IN WHICH IT
IS  UNLAWFUL  TO MAKE  SUCH AN OFFER OR
SOLICITATION  TO SUCH  PERSON.  NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR ANY                                          MEDE AMERICA
SALE MADE  HEREUNDER  SHALL,  UNDER ANY
CIRCUMSTANCES  CREATE  ANY  IMPLICATION                                          CORPORATION
THAT THE INFORMATION  CONTAINED  HEREIN
IS CORRECT AS OF ANY DATE SUBSEQUENT TO                                          COMMON STOCK
THE DATE HEREOF.

 -------------------------
    TABLE OF CONTENTS


                                                     PAGE
                                                  ---------
Prospectus Summary ............................        3
Risk Factors ..................................       10
The Company ...................................       18
Use Of Proceeds ...............................       19
Dividend Policy ...............................       19
Capitalization ................................       20
Dilution ......................................       21
Unaudited Pro Forma Consolidated Financial
   Information ................................       22
Selected Consolidated Financial Data ..........       28
Management's Discussion And Analysis Of
   Financial Condition And Results Of
   Operations .................................       30                   --------------------------
Business ......................................       45                       P R O S P E C T U S
Management ....................................       56                         FEBRUARY 1, 1999
Certain Transactions ..........................       62                   --------------------------
Principal Stockholders ........................       63
Description Of Capital Stock ..................       66
Shares Eligible For Future Sale ...............       69
Underwriting ..................................       71
Legal Matters .................................       73
Experts .......................................       73
Additional Information ........................       73
Index To Financial Statements .................      F-1

                                                                              SALOMON SMITH BARNEY
                                                                             BEAR, STEARNS & CO. INC.
   ---------------------------------
                                                                             WILLIAM BLAIR & COMPANY

    UNTIL  FEBRUARY  26,  1999 (25 DAYS
AFTER THE DATE OF THIS  PROSPECTUS) ALL
DEALERS  EFFECTING  TRANSACTIONS IN THE
COMMON    STOCK,    WHETHER    OR   NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY
BE  REQUIRED  TO DELIVER A  PROSPECTUS.
THIS   DELIVERY   REQUIREMENT   IS   IN
ADDITION TO THE  OBLIGATION  OF DEALERS
TO DELIVER A PROSPECTUS  WHEN ACTING AS
UNDERWRITERS  AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

=====================================================================================================================